

June 28, 2022

<u>Via Federal Express</u>

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe BZX Exchange, Inc.***
Form 1 Amendment

Dear Mrs. Jackson:

On behalf of Cboe BZX Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibits[1]:

- Exhibit D (updated to provide financial statements for the latest fiscal year for each subsidiary or affiliate of the Exchange);
- Exhibit I (updated to provide audited financial statements for the latest fiscal year for the Exchange);
- Exhibit K (included as part of annual submission but no changes as compared to Exhibit on file);
- Exhibit M (included as part of annual submission but no changes as compared to Exhibit on file);
- Exhibit N (updated to provide all securities listed on the exchange, securities admitted to unlisted privileges, exempt securities and all other securities traded on the Exchange

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits D, I, K, M, and N currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,
Kyle Murray
Kyle Murray
VP, Associate General Counsel
913-815-7121
Signature executed at 2:00pm on 06/28/22

Enclosure

---

[1] This submission serves as the required annual submission of Exhibits D, I, K, M, & N. See Attachment for a comprehensive list of updates to these Exhibits

Attachment

Summary of changes made to Exhibit D:

- Updated consolidated financial statements for each subsisiary or affiliate of the Exchange (as of 12/31/21)

Summary of changes made to Exhibit I:

- Updated audited financial statements of Cboe BZX Exchange, Inc. (as of 12/31/21)

Summary of changes made to Exhibit K:

- No changes since prior submission provided 06/2021

Summary of changes made to Exhibit M:

- Membership Termination:
    - Ustocktrade Securities Inc. was terminated

Summary of changes made to Exhibit N:

- Updated data as of 06/07/22

Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.



Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **06/28/22**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe BZX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60661

22001152

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Kyle Murray (Name) VP, Associate General Counsel, Cboe BZX Exchange, Inc. (Title) (913) 815-7121 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
433 W Van Buren Street
Chicago, IL 60661

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation _____ Sole Partnership _____ Partnership _____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 06/28/22 (MM/DD/YY) Cboe BZX Exchange, Inc. (Name of Applicant)

By: Kyle Murray [signature executed at 2:00pm on 06/28/22] (Signature) Kyle Murray, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit D

Exhibit Request:

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

---

1. For the financial statements of Cboe ETF.com, Inc., Bats Global Markets Holdings Limited, BIDS Global Services LLC, BIDS Holdings LP, BIDS Trading Technologies Ltd., BIDS Trading Ltd., BIDS Trading LP, Cboe ETF.com, Inc., Cboe Europe Limited, Cboe Worldwide Holdings Limited, Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe Ascent Holdings, LLC, Cboe Exchange, Inc., Cboe C2 Exchange, Inc., Cboe Futures Exchange, LLC, Cboe Global Markets, Inc., Cboe Bats, LLC, Cboe UK Limited, Cboe Canada Holdings ULC, Cboe Europe B.V., Cboe Europe Indices BV, Cboe Fixed Income Markets, LLC, Cboe Global Indices, LLC, CBOE Hong Kong Limited, Cboe Netherlands Services Company B.V., Cboe Building Corporation, Cboe Switzerland GbmH, Chi X- Australia Pty Ltd, Chi-X Asia Pacific Holdings, Cboe Chi-X Europe Limited, Chi-X Global Technology Ltd, Chi-X Global Technology, Chi-X Holdings, Chi-X Japan Services Ltd., Direct Edge LLC, EuroCCP, Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Hanweck Associates, LLC, Hanweck Associates Limited, Hanweck Associates, PTE, LTD, Cboe FX Asia Pte. Limited, Cboe SEF, LLC, Cboe FX Europe Limited, Cboe FX Markets, LLC, Cboe FX Holdings, LLC, Bats Hotspot IB LLC, Index Pubs SA LLC, Cboe Livevol, LLC, Cboe Data Services, LLC, Middlebury Holdings Pty Ltd, Omicron Acquisition Corp., Cboe Silexx, LLC, TCM Corp., Cboe III, LLC, Cboe Trading, Inc., TriAct Canada Marketplace LP and Cboe Vest, LLC.

2. Cboe Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2021 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

3. Cboe C2 Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2021 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

4. Cboe BYX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2021 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

5. Cboe EDGA Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2021 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

6. Cboe EDGX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2021 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

Cboe Global Markets, Inc.
Consolidating Income Statement
Twelve Months Ended December 31, 2021
(unaudited)

	BETF Cboe ETF.com, Inc.	BGMH Bats Global Markets Holdings, Inc.	BGSL BIDS Global Services LLC	BIDSHOLD BIDS Holdings LP	BIDSTECH BIDS Trading Technologies Ltd	BIDSTL BIDS Trading Ltd	BIDSTRLP BIDS Trading LP	BTL Cboe Europe Limited	BWHL Cboe Worldwide Holdings Limited	BYX Cboe BYX Exchange, Inc.	BZX Cboe BZX Exchange, Inc.	CASTH Cboe Ascent Holdings, LLC	CBOE Cboe Exchange, Inc.	CBOE2 Cboe C2 Exchange, Inc.	CBOEF Cboe Futures Exchange, LLC	CBOEH Cboe Global Markets, Inc.
Revenues:																
Transaction and clearing fees	-	-	8,245,851.68	-	-	-	30,458,821.22	25,511,418.43	-	73,315,861.28	813,837,764.69	-	479,103,051.97	174,226,649.28	95,248,118.08	-
Access and capacity fees	-	-	299,124.33	-	-	-	-	17,891,360.37	-	21,704,486.81	44,799,306.20	-	80,342,400.81	22,843,466.60	18,684,922.13	-
Market data fees	-	-	-	-	-	-	274,836.22	17,361,056.77	-	14,111,849.11	61,906,311.68	-	20,157,392.65	5,496,684.57	6,620,291.10	687.95
Regulatory fees	-	-	-	-	-	-	-	-	-	14,910,834.71	67,599,091.01	-	32,436,578.73	4,070,408.63	95,000.00	-
Other revenue	301,609.67	-	500,000.04	-	5,090,797.91	90,133.99	77,501.85	52,787,081.05	-	-	2,100,826.85	-	2,947,804.37	-	-	346,581.78
Total revenues	301,609.67	-	9,044,976.05	-	5,090,797.91	90,133.99	30,811,159.29	113,550,916.62	-	124,043,031.91	990,243,300.43	-	614,987,228.53	206,637,209.08	120,648,331.31	347,269.73
Cost of revenues:																
Liquidity payments	-	-	-	-	-	-	-	5,146,765.34	-	48,091,062.13	744,933,176.66	-	8,214,657.28	133,874,976.85	-	-
Routing and clearing	-	-	302,522.56	-	-	-	5,320,909.22	441,307.53	-	-	-	-	2,150,877.81	-	-	-
Section 31 fees	-	-	-	-	-	-	-	-	-	14,629,019.71	66,151,024.41	-	9,534,578.61	1,704,491.72	-	-
Royalty fees	-	-	-	-	-	-	-	-	-	-	207,484.00	-	72,401,303.89	1,382,179.00	3,878,304.98	-
Other	13,445.33	-	-	-	-	-	-	-	-	-	-	-	-	-	54,500.00	-
Total cost of revenue	13,445.33	-	302,522.56	-	-	-	5,320,909.22	5,588,072.87	-	62,720,081.84	811,291,685.07	-	92,301,417.59	136,961,647.57	3,932,804.98	-
Revenues less cost of revenues	288,164.34	-	8,742,453.49	-	5,090,797.91	90,133.99	25,490,250.07	107,962,843.75	-	61,322,950.07	178,951,615.36	-	522,685,810.94	69,675,561.51	116,715,526.33	347,269.73
Operating expenses:																
Compensation and benefits	(299,363.79)	47,492,190.77	1,513,647.56	2,083,959.06	3,063,926.94	-	7,054,988.83	28,456,922.83	-	6,265,787.29	47,481,927.12	-	53,501,498.06	12,972,671.90	-	(14,021,281.46)
Depreciation and amortization	-	-	90,805.35	9,899,503.68	57,261.98	-	518,719.53	29,012,834.65	-	1,020,923.02	7,152,860.04	-	10,814,843.94	1,861,873.52	-	(361,902.93)
Technology support services	55,537.27	-	532,127.35	241,964.65	359,526.53	-	3,851,109.48	6,977,147.32	-	2,340,219.64	12,236,511.35	-	9,413,017.31	2,319,535.51	321,204.14	(7,786,008.61)
Professional fees and outside services	56,848.00	51.00	1,278,122.76	196,474.96	1,097,211.47	87,602.77	4,758,385.86	2,163,055.53	201,759.74	4,600,785.64	14,728,649.74	-	19,062,714.72	6,217,500.29	606,176.06	2,559,665.25
Travel and promotional expenses	8,323.77	-	23,390.02	17,669.18	2,661.40	-	132,491.32	404,007.72	-	143,847.95	1,669,051.42	-	5,320,751.51	570,008.09	1,870,807.45	(3,719,155.71)
Facilities cost	-	-	103,295.42	(127,762.36)	121,459.50	-	592,396.77	1,700,143.97	(17,416.67)	213,757.16	4,653,750.72	-	8,993,975.42	1,972,124.99	-	(7,684,320.34)
Acquisition-related costs	-	-	14,086.43	24,616.39	15,887.08	-	-	-	40,009.85	-	-	-	547,672.03	-	-	12,542,299.46
Other expenses	5,673.96	5,761.63	(6,952,294.06)	(2,759,744.10)	48,622.89	2,003.86	10,005,714.53	472,938.36	172,520.90	521,976.38	5,199,826.14	-	8,032,029.87	1,626,341.75	47,369.85	(5,998,826.25)
Total operating expenses	(172,980.79)	47,498,003.40	(3,396,819.17)	9,576,681.46	4,766,557.79	89,606.63	26,913,806.32	69,187,050.38	396,873.82	15,107,297.08	93,122,576.53	-	115,686,502.86	27,540,056.05	2,845,557.50	(24,469,530.59)
Operating income (loss)	461,145.13	(47,498,003.40)	12,139,272.66	(9,576,681.46)	324,240.12	527.36	(1,423,556.25)	38,775,793.37	(396,873.82)	46,215,652.99	85,829,038.83	-	406,999,308.08	42,135,505.46	113,869,968.83	24,816,800.32
Non operating (income) expense:																
Interest expense, net	-	89.21	943.98	-	60,935.66	-	38,220.86	59,397.59	509,837.78	-	-	-	17,456.88	-	-	34,888,813.02
Other non operating income/expense	-	(47,356,213.53)	(1,033.67)	1,799,643.74	(31.98)	-	(0.30)	(1,335,350.45)	(33,009,287.68)	-	(2,482.46)	-	694,170.30	(1,521.65)	(10,961.55)	(68,153,733.83)
Income (loss) before income tax provision (benefit)	461,145.13	(141,879.08)	12,139,362.35	(11,376,325.20)	263,336.44	527.36	(1,461,776.81)	40,051,746.23	32,102,576.08	46,215,652.99	85,831,521.29	-	406,287,680.90	42,137,027.11	113,880,930.38	58,081,721.13
Income tax provision (benefit)	(1,901,491.00)	50,216.00	2,493,750.00	(2,356,709.45)	112,969.37	493.58	(366,188.00)	24,671,238.02	(441,146.68)	13,013,722.00	24,470,423.00	-	115,090,484.00	12,063,611.00	30,888,989.00	(74,010.29)
Net Income	2,362,636.13	(192,095.08)	9,645,612.35	(9,019,615.75)	150,367.07	33.78	(1,095,588.81)	15,380,508.21	32,543,722.76	33,201,930.99	61,361,098.29	-	291,197,196.90	30,073,416.11	82,991,941.38	58,155,731.42
Net income allocated to common shareholders	2,362,636.13	(192,095.08)	9,645,612.35	(9,019,615.75)	150,367.07	33.78	(1,095,588.81)	15,380,508.21	32,543,722.76	33,201,930.99	61,361,098.29	-	291,197,196.90	30,073,416.11	82,991,941.38	58,155,731.42

	CBOEV Cboe Bats, LLC	CBOUK Cboe UK Limited	CCAN Cboe Canada Holdings ULC	CEBV Cboe Europe B.V.	CEIBV Cboe Europe Indices BV	CFIM Cboe Fixed Income Markets, LLC	CGI Cboe Global Indices, LLC	CHKL CBOE Hong Kong Limited	CNSC Cboe Netherlands Services Company B.V.	COEBC Cboe Building Corporation	CSG Cboe Switzerland GbmH	CXA Chi-X Australia Pty Ltd	CXAPH Chi-X Asia Pacific Holdings	CXE Cboe Chi-X Europe Limited	CXGTH Chi-X Global Technology Ltd	CXGTP Chi-X Global Technology	CXH Chi-X Holdings
Revenues:																	
Transaction and clearing fees	-	-	-	61,425,235.19	-	-	-	-	-	-	41,506.69	1,304,982.73	-	-	-	-	-
Access and capacity fees	-	-	-	7,571,529.00	-	-	-	-	-	-	-	1,911,986.46	-	-	-	-	-
Market data fees	-	-	-	-	-	-	17,952,485.23	-	-	-	-	7,207,914.72	-	-	-	-	-
Regulatory fees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other revenue	-	8,584,080.84	-	(39,725,175.71)	729,900.29	-	3,059,201.41	457,114.39	286,477.05	155,537.50	705,610.62	325,101.21	-	101,783.20	-	-	-
Total revenues	-	8,584,080.84	-	29,271,588.48	729,900.29	-	21,011,686.64	457,114.39	286,477.05	155,537.50	747,117.31	10,749,985.12	-	101,783.20	-	-	-
Cost of revenues:																	
Liquidity payments	-	-	-	18,412,255.12	-	-	-	-	-	-	-	53,015.10	-	-	-	-	-
Routing and clearing	-	-	-	809,249.67	-	-	-	-	-	-	-	-	-	-	-	-	-
Section 31 fees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Royalty fees	-	-	-	-	-	-	8,448,945.98	-	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	7,442.03	-	-	-	-	-	-	266,986.48	-	-	-	-	-
Total cost of revenue	-	-	-	19,221,504.79	7,442.03	-	8,448,945.98	-	-	-	-	320,001.58	-	-	-	-	-
Revenues less cost of revenues	-	8,584,080.84	-	10,050,083.69	722,458.26	-	12,562,740.66	457,114.39	286,477.05	155,537.50	747,117.31	10,429,983.54	-	101,783.20	-	-	-
Operating expenses:																	
Compensation and benefits	(4,899.56)	7,144,798.22	-	2,787,210.72	559,534.68	323,675.55	249,272.57	342,518.18	227,018.16	-	410,005.83	3,659,120.00	513,491.60	-	672,071.66	1,414,767.80	-
Depreciation and amortization	84,502,858.30	3,844.44	-	-	135,614.74	46,258.04	-	-	-	1,315,727.92	-	720,577.87	1,875,000.00	-	-	262,255.72	-
Technology support services	-	351,864.59	-	113,241.66	647,952.30	149,487.76	-	29,225.18	502.45	26,505.50	239.32	3,520,772.59	(2,019,516.78)	-	(914,655.25)	(2,100,959.24)	-
Professional fees and outside services	-	226,977.05	6,343.63	1,468,585.89	50,392.09	732,691.87	608,758.25	(24,545.50)	35,140.16	1,397,217.54	214,308.39	254,816.45	127,941.32	125,956.77	31,056.03	100,605.99	-
Travel and promotional expenses	-	77,669.94	-	172,029.43	-	5,090.94	-	11,056.35	-	-	21.20	86,975.19	10.28	-	14,050.64	14,794.28	-
Facilities cost	-	250,518.77	-	118,873.33	-	2,600.39	-	47,579.68	-	5,549,538.20	23,871.86	234,838.90	58,354.88	-	27,028.76	156,582.33	-
Acquisition-related costs	-	-	875,758.52	-	-	-	-	-	-	-	-	536,618.60	243,473.67	-	75,762.79	250,379.37	-
Other expenses	-	73,889.92	(2,683,893.48)	674,237.59	2,041.54	43,011.35	-	9,733.82	9,309.79	14,754.74	9,257.03	211,594.02	106,131.51	4,670.10	4,414.64	32,505.54	-
Total operating expenses	84,497,958.74	8,129,562.93	(1,801,791.33)	5,334,178.62	1,395,535.35	1,302,815.90	858,030.82	415,567.71	271,970.56	8,303,743.90	657,703.63	9,225,313.62	904,886.48	130,626.87	(90,270.73)	130,931.79	-
Operating income (loss)	(84,497,958.74)	454,517.91	1,801,791.33	4,715,905.07	(673,077.09)	(1,302,815.90)	11,704,709.84	41,546.68	14,506.49	(8,148,206.40)	89,413.68	1,204,669.92	(904,886.48)	(28,843.67)	90,270.73	(130,931.79)	-
Non operating (income) expense:																	
Interest expense, net	-	7,999.81	0.16	(138,962.00)	1,062.58	-	5,075.47	14,174.46	(112.58)	-	1,745.55	9,614.01	(186,051.74)	-	-	-	-
Other non operating income/expense	192,095.08	-	(855,617.29)	(4,379.73)	-	-	-	-	-	-	-	(67,056.04)	(729,252.04)	-	72,246.38	5,514.64	(10,498.47)
Income (loss) before income tax provision (benefit)	(84,690,053.82)	446,518.10	2,657,408.46	4,859,246.80	(674,139.67)	(1,302,815.90)	11,699,634.37	27,372.22	14,619.07	(8,148,206.40)	87,668.13	1,262,111.95	10,417.30	(28,843.67)	18,024.35	(136,446.43)	10,498.47
Income tax provision (benefit)	(22,410,417.00)	(40,996.03)	498,567.70	1,082,056.50	-	(326,174.00)	2,786,092.00	(79,025.56)	4,560.76	(1,971,785.00)	997.00	369,978.76	-	(396.46)	6,568.25	-	-
Net Income	(62,279,636.82)	487,514.13	2,158,840.76	3,777,190.30	(674,139.67)	(976,641.90)	8,913,542.37	106,397.78	10,058.31	(6,176,421.40)	86,671.13	892,133.19	10,417.30	(28,447.21)	11,456.10	(136,446.43)	10,498.47
Net income allocated to common shareholders	(62,279,636.82)	487,514.13	2,158,840.76	3,777,190.30	(674,139.67)	(976,641.90)	8,913,542.37	106,397.78	10,058.31	(6,176,421.40)	86,671.13	892,133.19	10,417.30	(28,447.21)	11,456.10	(136,446.43)	10,498.47

	CXJ Chi-X Japan Ltd.	CXJS Chi-X Japan Services Ltd.	DEI Direct Edge LLC	ECCP EuroCCP	EDGA Cboe EDGA Exchange, Inc.	EDGX Cboe EDGX Exchange, Inc.	HALLC Hanweck Associates, LLC	HALTD Hanweck Associates Limited (UK)	HAPTE Hanweck Associates, PTE. LTD (Asia)	HSAS Cboe FX Asia Pte. Limited	HSEF Cboe SEF, LLC	HSEU Cboe FX Europe Limited	HSFX Cboe FX Markets, LLC	HSHI Cboe FX Holdings, LLC	HSIB Bats Hotspot IB LLC
Revenues:															
Transaction and clearing fees	3,973,718.83	-	-	52,816,724.99	85,587,824.77	646,316,856.14	-	-	-	-	1,584,577.38	-	46,678,382.37	-	-
Access and capacity fees	1,419,599.79	-	-	2,614,212.66	21,241,240.46	30,687,606.17	-	-	-	-	-	-	8,803,952.98	-	-
Market data fees	925,883.82	-	-	-	17,077,971.14	55,742,788.99	20,922.68	-	-	-	-	-	964,711.09	-	-
Regulatory fees	-	-	-	-	16,355,317.04	72,744,576.74	-	-	-	-	-	-	-	-	-
Other revenue	-	-	-	24,150,234.16	-	206,000.00	-	107.81	335,495.49	1,539,222.79	-	2,363,388.24	72,610.95	-	-
Total revenues	6,319,202.44	-	-	79,581,171.81	140,262,353.41	805,697,828.04	20,922.68	107.81	335,495.49	1,539,222.79	1,584,577.38	2,363,388.24	56,519,657.39	-	-
Cost of revenues:															
Liquidity payments	-	-	-	-	72,042,715.00	619,950,043.51	-	-	-	-	-	-	-	-	-
Routing and clearing	-	-	-	16,325,008.53	-	93,436.93	-	-	-	-	-	-	272,046.02	-	-
Section 31 fees	-	-	-	-	15,947,987.04	71,524,421.59	-	-	-	-	-	-	-	-	-
Royalty fees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other	-	-	-	14,913,013.21	-	-	-	-	-	-	-	-	129,394.69	-	-
Total cost of revenue	-	-	-	31,238,021.74	87,990,702.04	691,567,902.03	-	-	-	-	-	-	401,440.71	-	-
Revenues less cost of revenues	6,319,202.44	-	-	48,343,150.07	52,271,651.37	114,129,926.01	20,922.68	107.81	335,495.49	1,539,222.79	1,584,577.38	2,363,388.24	56,118,216.68	-	-
Operating expenses:															
Compensation and benefits	1,396,376.08	-	-	14,611,667.54	6,024,224.86	44,554,273.03	(41,496.38)	(1,077.28)	224,841.99	1,177,968.22	459,051.11	1,574,355.07	(527,899.37)	-	-
Depreciation and amortization	623,598.97	-	-	2,377,268.85	991,982.97	6,943,637.98	1,910,494.28	-	-	6,221.23	-	189,809.70	8,248.62	-	-
Technology support services	3,003,682.69	-	-	8,476,277.02	2,095,027.78	13,112,217.21	212,801.99	-	-	30,987.99	54,000.00	213,885.50	279,753.76	-	-
Professional fees and outside services	493,476.47	4,037.44	-	8,837,969.58	4,472,744.60	13,711,423.84	2,288,042.30	2.78	83,795.02	84,345.22	172,882.38	98,750.08	7,822,240.23	-	-
Travel and promotional expenses	7,798.97	-	-	82,664.81	143,990.72	1,296,384.74	773.69	-	-	7,363.59	-	10,320.50	45,495.58	-	-
Facilities cost	149,174.16	-	-	296,524.77	207,620.15	2,921,378.13	32,646.63	-	-	116,900.58	48,000.00	77,222.81	-	-	-
Acquisition-related costs	342,684.09	-	-	-	-	-	(575.55)	-	-	-	-	-	-	-	-
Other expenses	107,592.03	757.17	-	590,738.45	535,337.73	4,192,102.04	17,535.70	18.74	2,316.49	16,774.14	19,941.00	33,505.77	67,288.69	-	-
Total operating expenses	6,124,383.46	4,794.61	-	35,273,111.02	14,470,928.81	86,731,416.97	4,420,222.66	(1,055.76)	310,953.50	1,440,560.97	753,874.49	2,197,849.43	7,695,127.51	-	-
Operating income (loss)	194,818.98	(4,794.61)	-	13,070,039.05	37,800,722.56	27,398,509.04	(4,399,299.98)	1,163.57	24,541.99	98,661.82	830,702.89	165,538.81	48,423,089.17	-	-
Non operating (income) expense:															
Interest expense, net	829.11	-	-	12,327,073.06	-	-	5,503.33	78.11	3,269.75	4,015.90	-	1,757.53	49,507.56	-	-
Other non operating income/expense	61.18	-	-	9,678.17	-	(1,521.65)	-	-	-	-	-	5,042.28	-	(830,702.89)	-
Income (loss) before income tax provision (benefit)	193,928.69	(4,794.61)	-	733,287.82	37,800,722.56	27,400,030.69	(4,404,803.31)	1,085.46	21,272.24	94,645.92	830,702.89	158,739.00	48,373,581.61	830,702.89	-
Income tax provision (benefit)	62,148.60	-	-	451,603.56	10,634,815.00	7,909,613.00	(1,127,964.00)	-	4,257.32	8,016.01	-	341,112.05	-	-	-
Net Income	131,780.09	(4,794.61)	-	281,684.26	27,165,907.56	19,490,417.69	(3,276,839.31)	1,085.46	17,014.92	86,629.91	830,702.89	(182,373.05)	48,373,581.61	830,702.89	-
Net income allocated to common shareholders	131,780.09	(4,794.61)	-	281,684.26	27,165,907.56	19,490,417.69	(3,276,839.31)	1,085.46	17,014.92	86,629.91	830,702.89	(182,373.05)	48,373,581.61	830,702.89	-

	IPSA Index Pubs SA	LVOL Cboe Livevol, LLC	MDE Cboe Data Services, LLC	MHPL Middlebury Holdings Pty Ltd	OAC Omicron Acquisition Corp.	SILEX Cboe Silexx, LLC	TCM TCM Corp.	TLEGS Cboe III, LLC	TRAD Cboe Trading, Inc.	TriActCAN TriAct Canada Marketplace LP	VEST Cboe Vest, LLC	Eliminations	Total
Revenues:													
Transaction and clearing fees	-	-	-	-	-	-	-	-	90,444,512.85	7,736,821.70	-	(4,826,007.61)	2,693,032,672.66
Access and capacity fees	-	447,355.30	-	-	-	-	-	-	-	128,017.77	-	(631,200.00)	280,759,367.84
Market data fees	-	27,798,814.71	-	-	-	-	-	-	-	287,472.33	-	(1,849,386.08)	252,058,688.68
Regulatory fees	-	-	-	-	-	-	-	-	-	-	-	-	208,211,806.86
Other revenue	52,080.00	13,180,515.18	-	-	-	-	-	-	-	0.01	-	(19,997,256.74)	60,824,366.20
Total revenues	52,080.00	41,426,685.19	-	-	-	-	-	-	90,444,512.85	8,152,311.81	-	(27,303,850.43)	3,494,886,902.24
Cost of revenues:													
Liquidity payments	-	-	-	-	-	-	-	-	-	-	-	(6,483.69)	1,650,712,183.30
Routing and clearing	-	-	-	-	-	-	-	-	65,821,918.16	6,064.98	-	(3,719,523.92)	87,823,817.49
Section 31 fees	-	-	-	-	-	-	-	-	-	-	-	-	179,491,523.08
Royalty fees	-	-	-	-	-	-	-	-	-	-	-	-	86,318,217.85
Other	-	-	-	-	-	-	-	-	180,605.03	-	-	(1,100,000.00)	14,465,386.77
Total cost of revenue	-	-	-	-	-	-	-	-	66,002,523.19	6,064.98	-	(4,826,007.61)	2,018,811,128.49
Revenues less cost of revenues	52,080.00	41,426,685.19	-	-	-	-	-	-	24,441,989.66	8,146,246.83	-	(22,477,842.82)	1,476,075,773.75
Operating expenses:													
Compensation and benefits	37,059.85	(172,573.02)	-	6,202.81	-	(42,360.66)	-	-	3,485,033.49	1,788,210.73	-	-	288,419,318.59
Depreciation and amortization	931.12	1,382,789.44	-	-	-	328,701.96	-	-	-	3,692,358.75	-	-	167,385,903.68
Technology support services	902.12	5,906,868.13	-	-	-	56,338.50	-	-	3,663,115.67	1,510,931.16	-	(2,529,016.08)	66,754,325.46
Professional fees and outside services	6,544.58	491,283.99	-	11,429.83	-	-	-	-	892,819.67	1,088,376.28	-	(19,862,932.33)	83,668,481.68
Travel and promotional expenses	-	934,300.26	-	-	-	-	-	-	325,274.80	57,307.11	-	-	9,737,227.14
Facilities cost	2,145.98	393,286.97	-	-	-	23,810.12	-	-	923,491.95	26,664.39	-	-	22,210,058.32
Acquisition-related costs	-	1,250.00	-	-	-	-	-	-	-	-	-	-	15,509,922.73
Other expenses	147.53	406,568.28	-	24,508.52	-	-	-	-	1,238,386.11	67,613.63	-	-	16,262,705.84
Total operating expenses	47,731.18	9,343,774.05	-	42,141.16	-	366,489.92	-	-	10,528,121.69	8,231,462.05	-	(22,391,948.41)	669,947,943.44
Operating income (loss)	4,348.82	32,082,911.14	-	(42,141.16)	-	(366,489.92)	-	-	13,913,867.97	(85,215.22)	-	(85,894.41)	806,127,830.31
Non operating (income) expense:													
Interest expense, net	-	600.04	-	367,566.12	-	-	-	-	-	6,200.99	-	(485,989.36)	47,570,652.84
Other non operating income/expense	2,018.35	5,357.69	-	(892,133.25)	(33,029,712.12)	-	-	(81,564.43)	(622.31)	(3,180.95)	(225,083.32)	186,116,132.42	2,300,018.64
Income (loss) before income tax provision (benefit)	2,330.47	32,076,953.41	-	482,425.97	33,029,712.12	(366,489.92)	-	81,564.43	13,914,490.28	(88,235.26)	225,083.32	(185,716,037.47)	756,257,158.83
Income tax provision (benefit)	-	8,133,664.00	24,131.00	(121,876.58)	(909,583.00)	(66,519.00)	-	16,722.00	4,035,086.00	-	56,795.00	-	227,088,398.43
Net Income	2,330.47	23,943,289.41	(24,131.00)	604,302.55	33,939,295.12	(299,970.92)	-	64,842.43	9,879,404.28	(88,235.26)	168,288.32	(185,716,037.47)	529,168,760.40
Net income allocated to common shareholders	2,330.47	23,943,289.41	(24,131.00)	604,302.55	33,939,295.12	(299,970.92)	-	64,842.43	9,879,404.28	(88,235.26)	168,288.32	(185,716,037.47)	529,168,760.40

	Total	BETF Cboe ETF.com, Inc.	BGMH Bats Global Markets Holdings, Inc.	BGSL BIDS Global Services LLC	BIDSHOLD BIDS Holdings LP	BIDSTECH BIDS Trading Technologies Ltd	BIDSTL BIDS Trading Ltd	BIDSTRLP BIDS Trading LP	BTL Cboe Europe Limited	BWHL Cboe Worldwide Holdings Limited
Current assets:										
Cash and cash equivalents	341,934,344.95	-	-	9,201,633.81	4,976,802.06	126,887.24	36.75	29,920,599.45	61,409,665.87	3,393,748.27
Financial investments	37,112,698.90	-	-	-	-	-	-	-	-	-
Accounts receivable, net	326,937,831.79	1,905,144.00	30,410,761.79	15,016,797.43	24,355,605.82	6,084,804.48	239,800.32	13,529,530.39	35,897,865.14	78,219,184.48
Marketing fee receivable	-	-	-	-	-	-	-	-	-	-
Margin deposits and clearing funds	745,875,428.85	-	-	-	-	-	-	-	-	-
Income Tax Receivable	42,699,689.45	-	-	-	-	-	-	-	-	(2,674.00)
Prepaid expenses	-	-	-	-	-	-	-	-	-	-
Other current assets	36,754,235.03	-	-	37,128.80	399,139.45	21,954.30	0.02	168,925.02	1,183,295.16	331,134.62
Total current assets	1,531,314,228.97	1,905,144.00	30,410,761.79	24,255,560.04	29,731,547.33	6,233,646.02	239,837.09	43,619,054.86	98,490,826.17	81,941,393.37
Investments	245,752,499.65	-	926,003,128.79	124,014.48	38,825,289.55	-	-	-	53,619,806.25	894,410,556.90
Land	2,346,971.66	-	-	-	-	-	-	-	-	-
Property and equipment, net	105,244,840.12	(0.00)	-	-	19,699.08	0.01	-	-	7,192,786.17	77,986.86
Operating lease right of use assets	110,102,574.35	-	-	-	2,869,629.36	26,796.14	-	-	2,835,821.81	9,389,900.83
Goodwill	3,025,423,964.88	-	-	-	100,053,363.69	-	-	-	283,929,918.58	-
Intangible assets, net	1,668,631,717.05	-	-	-	146,562,994.60	-	-	-	325,921,830.91	-
Other assets, net	125,750,077.89	-	-	-	67,696.40	-	-	-	1,192,157.50	-
Total assets	6,814,566,874.57	1,905,144.00	956,413,890.58	24,379,574.52	318,130,220.01	6,260,442.17	239,837.09	43,619,054.86	773,183,147.39	985,819,837.96
Current Liabilities:										
Accounts payable and accrued liabilities	(295,445,024.50)	-	(105,345,572.04)	(14,688,533.13)	(314,529,158.89)	(4,560,502.46)	(115,465.68)	(26,527,819.87)	(30,995,943.51)	(24,751,223.27)
Section 31 fees payable	(40,806,296.73)	-	-	-	-	-	-	-	-	-
Deferred revenue	(15,165,592.56)	-	-	-	-	-	-	-	(678.66)	-
Margin deposits and clearing funds	(745,856,827.21)	-	-	-	-	-	-	-	-	-
Income taxes payable	(8,184,900.15)	-	-	-	-	(46,332.45)	(501.24)	-	(6,512,610.14)	-
Current portion of contingent consideration	(63,842,702.29)	-	-	-	-	-	-	-	-	(45,407,400.00)
Current portion of long-term debt	-	-	-	-	-	-	-	-	-	-
Deferred tax liabilities	-	-	-	-	-	-	-	-	-	-
Total current liabilities	(1,169,301,343.44)	-	(105,345,572.04)	(14,688,533.13)	(314,529,158.89)	(4,606,834.91)	(115,966.92)	(26,527,819.87)	(37,509,232.31)	(70,158,623.27)
Long-term debt	(1,299,346,475.33)	-	-	-	-	-	-	-	-	(24,142,348.74)
Unrecognized tax benefits	(197,905,620.00)	-	-	-	-	-	-	-	-	-
Deferred income taxes	(372,687,612.09)	(3,653.00)	(10,300,247.00)	(9,147.00)	(29,226.00)	796,125.53	-	(38,147.00)	(77,301,881.55)	-
Non-current operating lease liabilities	(129,190,063.39)	-	-	-	(2,388,139.29)	0.01	-	-	(1,216,841.51)	(8,341,905.33)
Contingent consideration liabilities	(6,675,600.00)	-	-	-	-	-	-	-	-	(2,975,600.00)
Other non-current liabilities	(34,646,754.73)	-	-	-	-	(0.06)	-	-	(137,767.56)	(1,314,489.86)
Total liabilities	(3,209,753,468.98)	(3,653.00)	(115,645,819.04)	(14,697,680.13)	(316,946,524.18)	(3,810,709.43)	(115,966.92)	(26,565,966.87)	(116,165,722.93)	(106,932,967.20)
non controlling interest	-	-	-	-	-	-	-	-	-	-
Stockholders' equity:										
Common stock	(1,081,593.19)	-	(1.00)	-	-	-	-	-	(14.84)	-
Common stock in treasury, at cost	106,778,107.92	-	8,636,891.92	-	-	-	-	-	-	-
Additional paid-in capital	(1,509,373,685.55)	-	(788,189,370.66)	(36,282.04)	(10,177,485.41)	(2,866,468.00)	(121,559.61)	(18,148,676.80)	(743,666,190.67)	(674,749,837.92)
Retained earnings	(2,145,489,396.45)	(1,901,491.00)	57,378,827.10	(9,645,612.35)	8,993,789.58	(150,367.07)	(33.78)	1,095,588.81	87,774,642.30	(85,542,614.54)
Accumulated other comprehensive income, net	(55,646,838.32)	-	(118,594,418.90)	-	-	567,102.33	(2,276.78)	-	(1,125,861.25)	(118,594,418.30)
Total stockholders' equity	(3,604,813,405.59)	(1,901,491.00)	(840,768,071.54)	(9,681,894.39)	(1,183,695.83)	(2,449,732.74)	(123,870.17)	(17,053,087.99)	(657,017,424.46)	(878,886,870.76)
Total liabilities and stockholders' equity	(6,814,566,874.57)	(1,905,144.00)	(956,413,890.58)	(24,379,574.52)	(318,130,220.01)	(6,260,442.17)	(239,837.09)	(43,619,054.86)	(773,183,147.39)	(985,819,837.96)

	BYX Cboe BYX Exchange, Inc.	BZX Cboe BZX Exchange, Inc.	CASTH Cboe Asset Holdings, LLC	CBOE Cboe Exchange, Inc.	CBOE2 Cboe C2 Exchange, Inc.	CBOEF Cboe Futures Exchange, LLC	CBOEH Cboe Global Markets, Inc.	CBOEV Cboe Bats, LLC	CBOUK Cboe UK Limited	CCAN Cboe Canada Holdings ULC	CEBV Cboe Europe B.V.
Current assets:											
Cash and cash equivalents	-	-	-	4,495,841.45	-	11,191,626.09	47,379,818.36	-	229,527.07	2,010,952.03	11,837,956.69
Financial investments	-	-	-	-	-	-	36,613,652.43	-	-	-	0.01
Accounts receivable, net	383,249,871.82	2,525,594,411.87	-	2,346,113,413.26	585,802,475.09	552,823,367.80	8,286,405,884.73	352,092,038.86	11,419,915.55	806,893.93	16,803,684.87
Marketing fee receivable	-	-	-	-	-	-	-	-	-	-	-
Margin deposits and clearing funds	-	-	-	-	-	-	-	-	-	-	-
Income Tax Receivable	-	-	-	-	-	-	41,112,895.42	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-	-	-	-	-
Other current assets	-	-	-	820,951.06	0.09	36,333.32	22,675,176.63	-	29,223.63	(0.02)	38,009.06
Total current assets	383,249,871.82	2,525,594,411.87	-	2,351,430,205.77	585,802,475.18	564,051,327.21	8,434,187,427.57	352,092,038.86	11,678,666.25	2,817,845.94	28,679,650.63
Investments	-	-	209,000,000.00	333,333.33	-	-	3,602,647,737.07	607,974,117.40	-	82,947,233.60	-
Land	-	-	-	-	-	-	-	-	-	-	-
Property and equipment, net	-	-	-	(54,818,892.98)	(444,064.09)	-	70,992,071.40	(224,999.55)	166,028.21	-	-
Operating lease right of use assets	-	-	-	-	-	-	-	92,620,751.47	177,380.02	-	-
Goodwill	-	-	-	-	-	-	-	2,286,704,393.92	-	-	-
Intangible assets, net	-	-	-	257,432.94	-	-	-	1,041,643,813.48	-	-	-
Other assets, net	8,160,406.29	16,196,639.26	-	65,372,502.82	7,612,594.39	-	49,428,537.21	5,907,431.09	-	-	7,712.55
Total assets	391,410,278.11	2,541,791,051.13	209,000,000.00	2,362,574,581.88	592,971,005.48	564,051,327.21	12,157,255,773.25	4,386,717,546.67	12,022,074.48	85,765,079.54	28,687,363.18
Current Liabilities:											
Accounts payable and accrued liabilities	(324,640,721.08)	(2,403,443,305.85)	(209,000,000.00)	(1,681,556,087.63)	(523,135,977.81)	(186,951,918.92)	(9,200,588,066.89)	(341,898,227.34)	(11,070,841.02)	(3,527,886.72)	(17,652,261.71)
Section 31 fees payable	(3,020,696.03)	(15,610,114.70)	-	(2,386,782.15)	(485,260.81)	-	-	-	-	-	-
Deferred revenue	(275,000.09)	(535,028.19)	-	(10,786,235.39)	(1,650,766.00)	-	-	-	-	-	-
Margin deposits and clearing funds	-	-	-	-	-	-	-	-	-	-	-
Income taxes payable	-	-	-	-	-	-	(0.20)	-	(94,036.74)	(237,121.23)	(1,151,049.79)
Current portion of contingent consideration	-	-	-	-	-	-	(4,800,000.00)	-	-	(9,535,305.01)	-
Current portion of long-term debt	-	-	-	-	-	-	-	-	-	-	-
Deferred tax liabilities	-	-	-	-	-	-	-	-	-	-	-
Total current liabilities	(327,936,417.20)	(2,419,588,448.74)	(209,000,000.00)	(1,694,729,105.17)	(525,272,004.62)	(186,951,918.92)	(9,205,388,067.09)	(341,898,227.34)	(11,164,877.76)	(13,300,312.96)	(18,803,311.50)
Long-term debt	-	-	-	-	-	-	(1,299,346,475.33)	-	-	-	-
Unrecognized tax benefits	(9,522,874.00)	(24,896,863.00)	-	(95,328,539.00)	(3,276,005.00)	(24,276,004.00)	(3,219,780.00)	(37,554.00)	-	-	-
Deferred income taxes	2,953,607.00	6,971,776.00	-	14,802,297.00	2,561,656.00	4,121,644.00	(12,418,644.00)	(248,250,437.00)	231,401.24	476,712.50	118,091.67
Non-current operating lease liabilities	-	-	-	-	-	-	-	(116,393,686.34)	(59,274.53)	-	-
Contingent consideration liabilities	-	-	-	-	-	-	(1,200,000.00)	-	-	-	-
Other non-current liabilities	-	-	-	-	-	-	(32,410,045.99)	-	0.01	-	(69,706.96)
Total liabilities	(334,505,684.20)	(2,437,513,535.74)	(209,000,000.00)	(1,775,255,347.17)	(525,986,353.62)	(207,106,278.92)	(10,553,983,012.41)	(706,579,904.68)	(10,992,751.04)	(12,823,600.46)	(18,754,926.79)
non controlling interest	-	-	-	-	-	-	-	-	-	-	-
Stockholders' equity:											
Common stock	(1.00)	(1.00)	-	(10.00)	(10.00)	-	(1,081,593.19)	(968,551.01)	-	-	(132.03)
Common stock in treasury, at cost	-	-	-	-	-	-	103,818,107.92	-	(15,066.42)	-	-
Additional paid-in capital	135,058,007.37	397,876,382.97	-	468,834,199.00	(44,999,990.00)	100,000,000.00	(1,481,095,396.10)	(3,357,502,127.47)	(511,808.41)	(89,903,198.50)	(7,346,085.99)
Retained earnings	(191,962,600.28)	(502,153,897.36)	-	(1,056,155,443.68)	(21,984,651.86)	(456,945,048.29)	(140,542,029.76)	(203,072,545.77)	(393,150.93)	(758,291.47)	(3,774,470.64)
Accumulated other comprehensive income, net	-	-	-	2,019.97	-	-	(84,371,849.71)	(118,594,417.74)	(109,297.68)	17,720,010.89	1,188,252.27
Total stockholders' equity	(56,904,593.91)	(104,277,515.39)	-	(587,319,234.71)	(66,984,651.86)	(356,945,048.29)	(1,603,272,760.84)	(3,680,137,641.99)	(1,029,323.44)	(72,941,479.08)	(9,932,436.39)
Total liabilities and stockholders' equity	(391,410,278.11)	(2,541,791,051.13)	(209,000,000.00)	(2,362,574,581.88)	(592,971,005.48)	(564,051,327.21)	(12,157,255,773.25)	(4,386,717,546.67)	(12,022,074.48)	(85,765,079.54)	(28,687,363.18)

	CEIBV Cboe Europe Indices BV	CFIM Cboe Fixed Income Markets, LLC	CGI Cboe Global Indices, LLC	CHKL Cboe Hong Kong Limited	CNSC Cboe Netherlands Services Company B.V.	COEBC Cboe Building Corporation	CSG Cboe Switzerland GmbH	CXA Cboe Chi-X Australia Pty Ltd	CXAPH Chi-X Asia Pacific Holdings	CXE Cboe Chi-X Europe Limited	CXGTH Cboe Chi-X Global Technology Ltd
Current assets:											
Cash and cash equivalents	234,406.03	4,500,000.00	-	548,289.09	170,476.57	46,055.29	24,426.38	8,099,355.72	2,418,262.83	343,472.28	747,183.89
Financial investments	-	-	-	-	-	-	-	-	-	-	-
Accounts receivable, net	1,307,686.20	460,176.90	58,391,829.59	6,091,083.55	286,441.93	5,910,551.99	825,254.98	3,075,938.52	127,396.13	359,454.13	153,153.35
Marketing fee receivable	-	-	-	-	-	-	-	-	-	-	-
Margin deposits and clearing funds	-	-	-	-	-	-	-	-	-	-	-
Income Tax Receivable	8,013.12	-	-	2,029.17	-	-	-	-	-	5,389.31	-
Prepaid expenses	-	-	-	-	-	-	-	-	-	-	-
Other current assets	(0.15)	-	-	6,456.37	-	47,963.17	22,086.28	5,062,070.76	105,863.16	-	13,869.18
Total current assets	1,550,105.20	4,960,176.90	58,391,829.59	6,647,858.18	456,918.50	6,004,570.45	871,767.64	16,237,365.00	2,651,522.12	708,315.72	914,206.42
Investments	-	-	-	-	-	-	-	-	(16,001,406.74)	-	-
Land	-	-	-	-	-	2,346,971.66	-	-	-	-	-
Property and equipment, net	(130,285.44)	499,297.28	-	-	-	9,337,300.42	-	446,822.80	-	-	-
Operating lease right of use assets	-	-	-	-	-	-	-	-	-	-	-
Goodwill	-	-	-	-	-	-	-	-	133,592,011.20	-	-
Intangible assets, net	665,831.52	-	-	-	-	-	-	36,867,507.77	5,625,000.00	-	-
Other assets, net	-	-	-	11,514.92	3,629.44	-	4,883.67	291,435.22	358,285.98	-	8,602.84
Total assets	2,085,651.28	5,459,474.18	58,391,829.59	6,659,373.10	460,547.94	17,688,842.53	876,651.31	53,843,130.79	126,225,412.56	708,315.72	922,809.26
Current Liabilities:											
Accounts payable and accrued liabilities	(2,272,565.50)	(1,804,244.08)	(34,138,267.39)	(5,820,137.93)	(405,052.25)	(15,216,920.02)	(1,353,513.17)	(4,220,305.02)	11,181,793.43	(369,716.52)	(167,435.69)
Section 31 fees payable	-	-	-	-	-	-	-	-	-	-	-
Deferred revenue	(243,187.18)	-	(0.03)	-	-	-	-	-	-	-	-
Margin deposits and clearing funds	-	-	-	-	-	-	-	-	-	-	-
Income taxes payable	-	-	-	0.01	(4,577.63)	-	-	-	-	-	(6,572.13)
Current portion of contingent consideration	-	-	-	-	-	-	-	-	-	-	-
Current portion of long-term debt	-	-	-	-	-	-	-	-	-	-	-
Deferred tax liabilities	-	-	-	-	-	-	-	-	-	-	-
Total current liabilities	(2,515,752.68)	(1,804,244.08)	(34,138,267.42)	(5,820,137.92)	(409,629.88)	(15,216,920.02)	(1,353,513.17)	(4,220,305.02)	11,181,793.43	(369,716.52)	(174,007.82)
Long-term debt	-	-	-	-	-	-	-	-	-	-	-
Unrecognized tax benefits	-	-	-	-	-	(194,456.00)	-	-	-	-	-
Deferred income taxes	-	(131,872.00)	-	-	-	2,352,038.00	(615.00)	(11,299,875.65)	-	-	-
Non-current operating lease liabilities	-	-	-	-	-	-	-	-	-	-	-
Contingent consideration liabilities	-	-	-	-	-	-	-	-	-	-	-
Other non-current liabilities	(173,084.96)	-	-	-	-	-	-	(118,110.26)	-	-	-
Total liabilities	(2,688,837.64)	(1,936,116.08)	(34,138,267.42)	(5,820,137.92)	(409,629.88)	(13,059,338.02)	(1,354,128.17)	(15,638,290.93)	11,181,793.43	(369,716.52)	(174,007.82)
non controlling interest	-	-	-	-	-	-	-	-	-	-	-
Stockholders' equity:											
Common stock	(120.70)	-	-	-	(120.72)	-	(24,426.38)	-	-	(337,281.00)	-
Common stock in treasury, at cost	-	-	-	-	-	-	69.85	-	-	-	-
Additional paid-in capital	(60,227.85)	(4,500,000.00)	(161,333.34)	(240,249.94)	(60,241.28)	(61,419,915.44)	(16,303.76)	(42,708,874.42)	(137,396,788.69)	(211,248.41)	(741,558.35)
Retained earnings	702,124.67	976,641.90	(24,092,228.83)	(627,289.72)	7,094.29	56,790,410.93	510,676.60	(892,133.19)	(10,417.30)	210,937.79	(11,456.10)
Accumulated other comprehensive income, net	(38,589.76)	-	-	28,304.48	2,349.65	-	7,460.55	5,396,167.75	-	(1,007.58)	4,213.01
Total stockholders' equity	603,186.36	(3,523,358.10)	(24,253,562.17)	(839,235.18)	(50,918.06)	(4,629,504.51)	477,476.86	(38,204,839.86)	(137,407,205.99)	(338,599.20)	(748,801.44)
Total liabilities and stockholders' equity	(2,085,651.28)	(5,459,474.18)	(58,391,829.59)	(6,659,373.10)	(460,547.94)	(17,688,842.53)	(876,651.31)	(53,843,130.79)	(126,225,412.56)	(708,315.72)	(922,809.26)

	CXGTP Cboe Chi-X Global Technology	CXH Chi-X Holdings	CXJ Cboe Chi-X Japan Ltd	CXJS Chi-X Japan Services Ltd	DEI Direct Edge LLC	ECCP EuroCCP	EDGA Cboe EDGA Exchange, Inc.	EDGX Cboe EDGX Exchange, Inc.	HALLC Hanweck Associates, LLC	HALTD Hanweck Associates Limited (UK)	HAPTE Hanweck Associates, PTE. LTD (Asia)
Current assets:											
Cash and cash equivalents	1,047,220.70	-	7,415,357.05	29,853.58	-	70,168,743.86	-	-	-	2.70	(0.01)
Financial investments	-	-	-	-	-	-	-	-	-	-	-
Accounts receivable, net	361,714.09	-	1,318,250.32	(4,663.47)	0.03	6,700,948.84	529,900,082.20	1,917,822,846.78	20,144,071.68	0.01	619,403.75
Marketing fee receivable	-	-	-	-	-	-	-	-	-	-	-
Margin deposits and clearing funds	-	-	-	-	-	746,475,428.85	-	-	-	-	-
Income Tax Receivable	(0.01)	-	-	-	-	1,574,036.07	-	-	0.37	-	-
Prepaid expenses	-	-	-	-	-	-	-	-	-	-	-
Other current assets	41,504.06	-	341,866.91	-	(0.01)	4,187,528.69	-	-	21,277.98	-	16,227.24
Total current assets	1,450,438.84	-	9,075,474.28	25,190.11	0.02	829,106,686.31	529,900,082.20	1,917,822,846.78	20,165,350.03	2.71	635,630.98
Investments	-	44,557,520.16	-	-	(41,882,010.23)	-	-	-	-	-	-
Land	-	-	-	-	-	-	-	-	-	-	-
Property and equipment, net	935,907.95	-	1,193,880.59	-	-	(4,010,349.60)	-	-	178,234.61	-	-
Operating lease right of use assets	511,467.24	-	200,168.23	-	-	367,072.37	-	-	149,032.33	-	-
Goodwill	-	-	-	-	-	-	-	-	41,603,956.56	-	-
Intangible assets, net	-	-	26,572,465.63	-	-	31,559,087.19	-	-	10,937,454.38	-	-
Other assets, net	183,589.33	-	676,534.17	-	-	11,816,368.22	8,160,406.29	15,368,835.12	-	-	3,704.49
Total assets	3,081,403.36	44,557,520.16	37,718,522.90	25,190.11	(41,882,010.21)	868,838,864.49	538,060,488.49	1,933,191,681.90	73,034,027.91	2.71	639,335.47
Current Liabilities:											
Accounts payable and accrued liabilities	(861,085.76)	-	(1,748,186.77)	(14,000.12)	(0.01)	(13,514,344.40)	(478,026,472.98)	(1,859,228,245.19)	(20,869,818.57)	(67.57)	(612,234.83)
Section 31 fees payable	-	-	-	-	-	-	(3,797,585.95)	(15,063,366.39)	-	-	-
Deferred revenue	-	-	-	-	-	-	(257,499.97)	(747,491.12)	(0.01)	-	-
Margin deposits and clearing funds	-	-	-	-	-	(745,856,827.21)	-	-	-	-	-
Income taxes payable	670.57	-	(96,945.44)	-	-	0.01	-	-	(0.16)	0.01	(5,717.55)
Current portion of contingent consideration	-	-	-	-	-	-	-	-	-	-	-
Current portion of long-term debt	-	-	-	-	-	-	-	-	-	-	-
Deferred tax liabilities	-	-	-	-	-	-	-	-	-	-	-
Total current liabilities	(860,415.19)	-	(1,845,132.21)	(14,000.12)	(0.01)	(759,371,171.60)	(482,081,558.90)	(1,875,039,102.70)	(20,869,818.74)	(67.56)	(617,952.38)
Long-term debt	-	-	-	-	-	-	-	-	-	-	-
Unrecognized tax benefits	-	-	-	-	-	-	(9,466,640.00)	(10,520,852.00)	-	-	-
Deferred income taxes	-	-	(7,319,419.80)	-	-	(7,909,377.55)	2,964,518.00	3,824,900.00	(710,343.09)	-	-
Non-current operating lease liabilities	(217,123.15)	-	(114,667.68)	-	-	317,431.40	-	-	-	-	-
Contingent consideration liabilities	-	-	-	-	-	-	-	-	-	-	-
Other non-current liabilities	17,036.27	-	(85,247.83)	-	-	(355,405.03)	-	-	-	67.55	-
Total liabilities	(1,060,502.07)	-	(9,364,467.52)	(14,000.12)	(0.01)	(767,318,522.78)	(488,583,680.90)	(1,881,735,054.70)	(21,580,161.83)	(0.01)	(617,952.38)
non controlling interest	-	-	-	-	-	-	-	-	-	-	-
Stockholders' equity:											
Common stock	-	-	-	-	-	-	-	-	-	-	-
Common stock in treasury, at cost	-	-	-	-	-	-	-	-	-	-	-
Additional paid-in capital	-	(44,675,619.14)	(31,803,969.15)	(11,558.94)	122,007,767.78	(63,628,011.26)	133,858,930.17	158,479,321.81	(52,067,342.76)	(1,441.04)	10,171.98
Retained earnings	136,446.43	(10,498.47)	(131,780.09)	4,794.61	(80,125,757.56)	(35,633,764.18)	(183,335,737.76)	(209,935,949.01)	613,476.68	(1,166.39)	(31,397.16)
Accumulated other comprehensive income, net	(2,157,347.72)	128,597.45	3,581,693.86	(4,425.66)	-	(2,258,566.27)	-	-	-	2,604.73	(157.91)
Total stockholders' equity	(2,020,901.29)	(44,557,520.16)	(28,354,055.38)	(11,189.99)	41,882,010.22	(101,520,341.71)	(49,476,807.59)	(51,456,627.20)	(51,453,866.08)	(2.70)	(21,383.09)
Total liabilities and stockholders' equity	(3,081,403.36)	(44,557,520.16)	(37,718,522.90)	(25,190.11)	41,882,010.21	(868,838,864.49)	(538,060,488.49)	(1,933,191,681.90)	(73,034,027.91)	(2.71)	(639,335.47)

	HSAS Cboe FX Asia Pte. Limited	HSEF Cboe SEF, LLC	HSEU Cboe FX Europe Limited	HSFX Cboe FX Markets, LLC	HSHI Cboe FX Holdings, LLC	HSIB Bats Hotspot IB LLC	IPSA Index Pubs SA	LVOL Cboe Livevol, LLC	MDE Cboe Data Services, LLC	MHPL Middlebury Holdings Pty Ltd	OAC Omicron Acquisition Corp.
Current assets:											
Cash and cash equivalents	113,786.29	1,800,699.84	8,279,582.10	-	-	-	-	-	-	-	257,201.47
Financial investments	-	-	-	-	-	-	-	-	-	-	-
Accounts receivable, net	8,515,263.98	3,320,338.37	20,575,103.53	156,400,950.21	-	7,981.92	-	76,694,575.01	88,370.14	123,872.96	5,128,449.90
Marketing fee receivable	-	-	-	-	-	-	-	-	-	-	-
Margin deposits and clearing funds	-	-	-	-	-	-	-	-	-	-	-
Income Tax Receivable	-	-	-	-	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-	-	-	-	-
Other current assets	33,382.94	7,000.00	252,104.71	105,593.93	-	-	-	197,738.33	-	-	-
Total current assets	8,662,433.21	5,128,038.21	29,106,790.34	156,506,544.14	-	7,981.92	-	76,892,313.34	88,370.14	123,872.96	5,385,651.37
Investments	-	-	-	-	(65,358,476.10)	-	-	-	-	7,482.91	952,860,780.36
Land	-	-	-	-	-	-	-	-	-	-	-
Property and equipment, net	139,381.46	-	416,934.50	3,078.18	-	-	-	(916,885.31)	-	-	-
Operating lease right of use assets	588,342.82	-	-	-	-	-	-	-	-	-	-
Goodwill	-	-	-	-	-	-	-	31,018,567.86	-	-	105,336,844.00
Intangible assets, net	-	976,543.38	-	-	-	-	-	7,118,191.01	-	-	-
Other assets, net	105,702.29	-	5,944.59	-	-	-	-	1,299,431.75	-	-	24,142,348.74
Total assets	9,495,859.78	6,104,581.59	29,529,669.43	156,509,622.32	(65,358,476.10)	7,981.92	-	115,411,618.65	88,370.14	131,355.87	1,087,725,624.47
Current Liabilities:											
Accounts payable and accrued liabilities	(8,273,936.16)	(3,016,003.40)	(20,868,062.58)	(47,220,684.80)	-	-	-	(71,916,719.92)	(3,417,235.37)	(12,101,030.45)	(19,622,438.93)
Section 31 fees payable	-	-	-	-	-	-	-	-	-	-	-
Deferred revenue	-	-	-	-	-	-	-	(669,705.92)	-	-	-
Margin deposits and clearing funds	-	-	-	-	-	-	-	-	-	-	-
Income taxes payable	(11,259.36)	-	(26,452.52)	-	-	-	-	0.17	-	6,030.88	-
Current portion of contingent consideration	-	-	-	-	-	-	-	(4,100,000.00)	-	-	-
Current portion of long-term debt	-	-	-	-	-	-	-	-	-	-	-
Deferred tax liabilities	-	-	-	-	-	-	-	-	-	-	-
Total current liabilities	(8,285,195.52)	(3,016,003.40)	(20,894,515.10)	(47,220,684.80)	-	-	-	(76,686,425.67)	(3,417,235.37)	(12,094,999.57)	(19,622,438.93)
Long-term debt	-	-	-	-	-	-	-	-	-	-	-
Unrecognized tax benefits	-	-	-	-	-	-	-	-	(340,695.00)	-	(14,643,322.00)
Deferred income taxes	(2,925.06)	-	-	-	-	-	-	(800,117.00)	73,823.00	3,142,054.67	(43,672,359.00)
Non-current operating lease liabilities	(469,270.06)	-	-	-	-	-	-	-	-	-	-
Contingent consideration liabilities	-	-	-	-	-	-	-	(2,500,000.00)	-	-	-
Other non-current liabilities	-	-	(0.05)	-	-	-	-	-	-	-	-
Total liabilities	(8,757,390.64)	(3,016,003.40)	(20,894,515.15)	(47,220,684.80)	-	-	-	(79,986,542.67)	(3,684,107.37)	(8,952,944.90)	(77,938,119.93)
non controlling interest	-	-	-	-	-	-	-	-	-	-	-
Stockholders' equity:											
Common stock	-	-	-	-	-	-	-	-	-	-	(2.00)
Common stock in treasury, at cost	-	-	-	-	-	-	-	-	-	-	-
Additional paid-in capital	(286,620.54)	(6,363,930.01)	(4,522,002.19)	94,681,787.19	90,279,424.99	-	-	(1,768,340.67)	33,721,917.02	13,869,475.71	(770,296,648.94)
Retained earnings	(530,840.97)	3,275,351.82	(4,115,135.60)	(203,970,724.71)	(24,920,948.89)	(7,981.92)	-	(33,656,735.31)	(30,126,179.79)	(604,302.55)	(120,896,435.70)
Accumulated other comprehensive income, net	78,992.37	-	1,983.51	-	-	-	-	-	-	(4,443,584.13)	(118,594,417.90)
Total stockholders' equity	(738,469.14)	(3,088,578.19)	(8,635,154.28)	(109,288,937.52)	65,358,476.10	(7,981.92)	-	(35,425,075.98)	3,595,737.23	8,821,589.03	(1,009,787,504.54)
Total liabilities and stockholders' equity	(9,495,859.78)	(6,104,581.59)	(29,529,669.43)	(156,509,622.32)	65,358,476.10	(7,981.92)	-	(115,411,618.65)	(88,370.14)	(131,355.87)	(1,087,725,624.47)

	SILEX Cboe Silexx, LLC	TCM TCM Corp.	TLEGS Cboe III, LLC	TRAD Cboe Trading, Inc.	TriActCAN TriAct Canada Marketplace LP	VEST Cboe Vest, LLC	Eliminations
Current assets:							
Cash and cash equivalents	-	-	-	38,867,380.48	10,647,493.67	-	-
Financial investments	-	-	-	499,046.46	-	-	-
Accounts receivable, net	11,363,283.86	-	115,011.53	332,064,738.59	1,385,105.95	529,099.97	(18,109,997,387.26)
Marketing fee receivable	-	-	-	-	-	-	-
Margin deposits and clearing funds	-	-	-	-	-	-	(600,000.00)
Income Tax Receivable	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Other current assets	-	-	-	-	20,430.34	-	530,000.00
Total current assets	11,363,283.86	-	115,011.53	371,431,165.53	12,053,029.96	529,099.97	(18,110,067,387.26)
Investments	-	84,884.90	25,546,285.19	-	-	2,928,216.50	(7,072,875,994.67)
Land	-	-	-	-	-	-	-
Property and equipment, net	-	-	-	-	3,233,238.96	-	70,957,668.61
Operating lease right of use assets	366,211.73	-	-	-	-	-	-
Goodwill	6,680,000.00	-	-	19,628.00	36,485,281.07	-	-
Intangible assets, net	731,971.04	-	-	-	34,657,424.72	-	(1,465,831.52)
Other assets, net	-	-	818,000.00	-	13,200.67	3,700,000.00	(95,168,017.35)
Total assets	19,141,466.63	84,884.90	26,479,296.72	371,450,793.53	86,442,175.38	7,157,316.47	(25,208,619,562.19)
Current Liabilities:							
Accounts payable and accrued liabilities	(16,751,687.04)	(1,574.78)	(1,091,730.86)	(341,199,329.17)	(6,125,619.75)	(128,764.00)	18,110,730,126.87
Section 31 fees payable	-	-	-	(442,490.70)	-	-	-
Deferred revenue	-	-	-	-	-	-	-
Margin deposits and clearing funds	-	-	-	-	-	-	-
Income taxes payable	-	1,574.78	-	-	-	-	-
Current portion of contingent consideration	2.72	-	-	-	-	-	-
Current portion of long-term debt	-	-	-	-	-	-	-
Deferred tax liabilities	-	-	-	-	-	-	-
Total current liabilities	(16,751,684.32)	-	(1,091,730.86)	(341,641,819.87)	(6,125,619.75)	(128,764.00)	18,110,730,126.87
Long-term debt	-	-	-	-	-	-	24,142,348.74
Unrecognized tax benefits	-	-	-	(2,182,036.00)	-	-	-
Deferred income taxes	1,666,096.00	-	-	453,934.00	-	-	-
Non-current operating lease liabilities	(306,586.91)	-	-	-	-	-	-
Contingent consideration liabilities	-	-	-	-	-	-	-
Other non-current liabilities	-	-	-	-	-	-	-
Total liabilities	(15,392,175.23)	-	(1,091,730.86)	(343,369,921.87)	(6,125,619.75)	(128,764.00)	18,134,872,475.61
non controlling interest	-	-	-	-	-	-	-
Stockholders' equity:							
Common stock	-	-	-	(1.00)	-	(52,635.46)	1,383,308.14
Common stock in treasury, at cost	-	-	-	-	-	-	(5,661,895.35)
Additional paid-in capital	(5,451,303.16)	(107,719.31)	(25,296,300.33)	(6,968,160.85)	(101,252,718.17)	(29,839,256.37)	5,353,121,090.35
Retained earnings	1,702,011.76	-	(91,265.53)	(21,112,709.81)	(600,389.78)	22,863,339.36	1,261,929,924.02
Accumulated other comprehensive income, net	-	22,834.41	-	-	21,536,552.32	-	462,974,659.42
Total stockholders' equity	(3,749,291.40)	(84,884.90)	(25,387,565.86)	(28,080,871.66)	(80,316,555.63)	(7,028,552.47)	7,073,747,086.58
Total liabilities and stockholders' equity	(19,141,466.63)	(84,884.90)	(26,479,296.72)	(371,450,793.53)	(86,442,175.38)	(7,157,316.47)	25,208,619,562.19

Cboe Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2021

(With Independent Auditors' Report Thereon)

Cboe Exchange, Inc.

Table of Contents



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Cboe Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2021 and the related statements of income, changes in stockholder's equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:



- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 10, 2022

Cboe Exchange, Inc.
Statement of Financial Condition
December 31, 2021
(in thousands, except share and per share amounts)

Assets

Current assets:		
Cash	$	4,496
Accounts receivable		65,648
Receivables from affiliates		97,143
Other assets		6,433
Total current assets		173,720
Investments		333
Property and equipment--net of accumulated depreciation of $57,292		1,349
Data processing software--net of accumulated amortization of $56,167		2,170
Goodwill and intangibles, net		257
Deferred income taxes, net		14,901
Notes receivable, net		7,036
Total assets	$	199,766

Liabilities and Stockholder's Equity

Current liabilities:		
Accounts payable and accrued liabilities	$	44,040
Section 31 fees payable		2,388
Payables to affiliates		7,839
Deferred revenue		10,786
Total current liabilities		65,053
Unrecognized tax benefits		95,329
Stockholder's equity:		
Common stock, $0.01 par value: 1,000 shares authorized and outstanding		—
Additional paid-in capital		26,967
Retained earnings		12,417
Total stockholder's equity		39,384
Total liabilities and stockholder's equity	$	199,766

See accompanying notes to financial statements.

Cboe Exchange, Inc.
Statement of Income
Year ended December 31, 2021
(in thousands)

Revenues:		
Transaction fees	$	494,940
Access and capacity fees		80,343
Market data fees		20,157
Regulatory fees		32,464
Other revenue		7,243
Total revenues		635,147
Cost of revenues:		
Liquidity payments		8,215
Routing and clearing		17,988
Section 31 fees		9,562
Royalty fees		72,487
Total cost of revenues		108,252
Revenues less cost of revenues		526,895
Operating expenses:		
Compensation and benefits		53,501
Management fee		14,300
Depreciation and amortization		3,250
Technology support services		9,413
Professional fees and outside services		18,980
Travel and promotional expenses		5,321
Facilities costs		8,994
Impairment of investments		548
Other expenses		2,150
Total operating expenses		116,457
Operating income		410,438
Non-operating expenses:		
Other expenses		(711)
Income before income tax provision		409,727
Income tax provision		112,373
Net income	$	297,354

See accompanying notes to financial statements.

Cboe Exchange, Inc.

Statement of Changes in Stockholder’s Equity (Deficit)

Year ended December 31, 2021

(in thousands)

	Common stock	Additional paid-in capital	(Accumulated deficit) Retained earnings	Total stockholder's (deficit) equity
Balance at January 1, 2021	$ —	$ 21,855	$ (85,325)	$ (63,470)
Distribution to Parent	—	—	(199,612)	(199,612)
Contribution from Parent	—	5,112	—	5,112
Net income	—	—	297,354	297,354
Balance at December 31, 2021	$ —	$ 26,967	$ 12,417	$ 39,384

See accompanying notes to financial statements.

Cboe Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2021
(in thousands)

Cash flows from operating activities:		
Net income	$	297,354
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation and amortization		3,250
Deferred income tax benefit		(4,778)
Loss on disposal of assets		322
Impairment of investments		548
Changes in assets and liabilities:		
Accounts receivable		(12,124)
Receivables from affiliates		357,922
Other assets		10,474
Notes receivable		(4,013)
Accounts payable and accrued liabilities		2,810
Section 31 fees payable		(5,992)
Payables to affiliates		(467,176)
Deferred revenue		3,580
Unrecognized tax benefits		14,929
Net cash from operating activities		197,106
Cash flows from investing activities:		
Contributions to investments		1,371
Net cash from investing activities		1,371
Cash flows used in financing activities:		
Distribution to Parent		(199,612)
Contribution from Parent		5,112
Net cash used in financing activities		(194,500)
Increase in cash		3,977
Cash:		
Beginning of year		519
End of year	$	4,496
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	92,991

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe Exchange, Inc. ("the Company" or "Cboe Options"), a wholly-owned subsidiary of Cboe Global Markets, Inc. ("the Parent"), is a market for the trading of exclusive options on various market indices ("index options"), as well as on non-exclusive "multi-listed" options, such as options on the stocks of individual corporations ("equity options") and options on other exchange-traded products ("ETP options"), such as exchange-traded funds ("ETF options"), exchange-traded notes ("ETN options"), and certain other index options. The Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York. The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain order to other market centers.

Impact of COVID-19

The COVID-19 pandemic has materially impacted and continues to materially impact the markets in which the Company operates. Governments, public institutions, and other organizations around the world have taken, and may take additional or reimpose previous, emergency measures to combat COVID-19's spread, including vaccination requirements, implementation of travel bans, stay-at-home orders, border closures, and closures of offices, factories, schools, public buildings and businesses. These measures have caused increased volatility and uncertainty in financial markets. The Company will continue to monitor the impact COVID-19 has on its business and will reflect the consequences as appropriate in its accounting and financial statement disclosures.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company, as disclosed. See Note 5 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Company's cash is exposed to concentrations of credit risk. The Company maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors these institutions and believes that the potential for future loss is remote.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from The Options Clearing Corporation ("OCC"), and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA"). Management believes that it transacts with these counterparties in the normal course of business and does not anticipate loss or non-performance. Accounts receivable are primarily collected through OCC, and are with large, highly-rated clearing firms; therefore, concentrations of credit risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses*. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Investments

Investments represent the Company's investment in OCC, which is accounted for using the measurement alternative as there is an absence of readily determinable fair value for the investment and the Company cannot exercise significant influence over the investment based upon the ownership interest held.

Investments are periodically reviewed to determine whether any events or changes in circumstances indicate that the investments may be other than temporarily impaired. In the event of impairment, the Company would recognize a loss for the difference between the carrying amount and the estimated fair value of the investment.

(g) Property and Equipment, Net

Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred.

Long lived assets to be held and used are reviewed to determine whether any events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The Company bases this evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of any asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. In the event of impairment, the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

(h) Data Processing Software, Net

The Company expenses software development costs as incurred during the preliminary project stage, while capitalizing costs incurred during the application development stage, which includes design, coding, installation and testing activities. Estimated useful lives are three to five years for internally developed and other data processing software, generally are five years or less for other assets, and seven years for software related to the Company's migration onto the Parent's technology.

(i) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(j) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

(in thousands, unless otherwise noted)

Market Data Fees

Market data fees represent fees received by the Company from OPRA and fees charged to customers for proprietary market data. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members and earned and recognized monthly. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Both types of market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligation.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees also include the options regulatory fee ("ORF") which supports the Company's regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(3) Investments

Cboe holds a 20% investment in OCC, which is accounted for using the measurement alternative given the absence of readily determinable fair values for the investment and due to the Company's inability to exercise significant influence over the investment based upon the ownership interest held. The Company's contributed capital to OCC has been recorded under investments in the statement of financial condition as of December 31, 2021. Under OCC's current capital management policy, which was approved by the SEC on January 24, 2020, if OCC's equity capital falls below certain defined thresholds, OCC can access additional capital through an operational loss fee charged to clearing members. None of OCC's shareholders has any obligation to contribute capital to OCC under the capital management policy, nor does any shareholder have the right to receive dividends from OCC under such policy. The Company's investment in OCC as of December 31, 2021 is $333 thousand.

In May 2010, Cboe acquired a 50% interest in Signal Trading from FlexTrade Systems, Inc. ("FlexTrade") to develop and market PULSe, a multi-asset front-end order entry system. In 2020, the Company commenced an initiative to migrate PULSe, and its related activity to Cboe Silexx, LLC, a wholly-owned subsidiary of the Parent. PULSe was decommissioned as of December 31, 2020, and the joint venture with FlexTrade was wound down during the first quarter of 2021. The Company concluded that the remaining investment in Signal had no future economic value and the remaining

(in thousands, unless otherwise noted)

balance was written off as of March 31, 2021. The loss related to the write-off was included within impairment of investments in the statement of income.

(4) Notes Receivable, Net

The notes receivable, net balance relates to the consolidated audit trail ("CAT"), which involves the creation of an audit trail that strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. The funding of the CAT is ultimately expected to be provided by both self-regulatory organizations ("SROs") (which includes the Company) and industry members; however, the funding to date has solely been provided by the SROs in exchange for promissory notes, which are expected to be repaid once fee filings and plan amendments associated with a funding model are approved by the SEC and such industry member fees are collected. Until those fees are collected, the SROs may continue to incur additional significant costs, including additional promissory notes to fund CAT operations. The allowance for notes receivable credit losses associated with the CAT are calculated using a probability of default methodology that is primarily based on various potential outcomes of the funding model proposals being discussed with the SEC. As of December 31, 2021 the notes receivable, net balance was $7.0 million.

The following represents the changes in allowance for credit losses for the year ended December 31, 2021:

	Balance at December 31, 2020	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2021
Allowance for notes receivable credit losses	$ 3,939	$ —	$ —	$ —	$ 3,939

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries of the Parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2021:

Compensation and benefits	$ 53,283
Management fee	14,300
Technology support services	9,375
Professional fees and outside services	8,138
Travel and promotional expenses	2,357
Facilities costs	7,683
	$ 95,136

(in thousands, unless otherwise noted)

(6) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2021:

Royalties	$ 19,283
Marketing fee payable	10,859
Accounts payable	7,375
Accrued liabilities	6,523
	$ 44,040

(7) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2021:

	Balance at December 31, 2020	Cash Additions	Revenue Recognition	Balance at December 31, 2021
Option regulatory fee (1)	$ 7,204	$ 3,560	$ —	$ 10,764
Liquidity provider sliding scale	—	7,200	(7,200)	—
Other, net	2	200	(180)	22
Total deferred revenue	$ 7,206	$ 10,960	$ (7,380)	$ 10,786

(1) The Company assesses ORF to each Trading Permit Holder for all options transactions executed or cleared by the Trading Permit Holder that are cleared by OCC, regardless of the exchange on which the transaction occurs. The fee is collected indirectly from Trading Permit Holders through their clearing firms by OCC on behalf of the Company. Under the Company's rules, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes. The amount in deferred revenue represents the fees collected that are in excess of regulatory expenses.

(8) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2021:

Deferred tax assets:	
Unrecognized tax benefits	$ 15,938
Allowance for credit losses	997
Investments	136
Other	358
Subtotal	17,429
Valuation allowance	(494)
Total deferred tax assets	$ 16,935
Deferred tax liabilities:	
Property and equipment	$ (780)
Accrued compensation	(1,045)
Prepaid expenses	(209)
Total deferred tax liabilities	(2,034)
Net deferred tax assets	$ 14,901

(in thousands, unless otherwise noted)

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $494 thousand was recorded against gross deferred tax assets for certain capital losses as of December 31, 2021.

The provision for income taxes for the year ended December 31, 2021 consists of the following:

Current tax expense:		
Federal	$	76,006
State		41,145
Total current tax expense		117,151
Deferred income tax benefit:		
Federal		(4,592)
State		(186)
Total deferred income tax benefit		(4,778)
Income tax provision	$	112,373

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2021 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	86,222	21.0%
(Decrease) increase in income tax resulting from:			
Foreign-derived intangible income		(109)	0.0%
State income taxes		16,272	4.0%
Change in uncertain tax positions		10,796	2.6%
Change in valuation allowance		(351)	(0.1)%
Other		(457)	(0.1)%
Income tax provision and effective income tax rate	$	112,373	27.4%

A reconciliation of the beginning and ending uncertain tax positions, excluding interest and penalties, is as follows:

Balance at January 1, 2021	$	68,164
Gross increases on tax positions in current period		12,652
Gross increases on tax positions in prior period		1,718
Gross decreases on tax positions in prior period		(152)
Lapse of statute of limitations		(3,612)
Balance at December 31, 2021	$	78,770

As of December 31, 2021, the Company had $79.4 million of uncertain tax positions, net of federal benefit that, if recognized, would affect the effective income tax rate.

There are no reductions to uncertain tax positions from the lapse of the applicable statutes of limitation or potential audit settlements anticipated during the next twelve months.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company's statement of income and were $4.3 million for the period ended December 31, 2021. Accrued interest and penalties were $16.6 million as of December 31, 2021.

(in thousands, unless otherwise noted)

The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis.

The Company's open tax years are generally 2018 through 2021. The Company is under income tax examination for federal tax purposes for tax years 2011 through 2016 and certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Parent petitioned the U.S. Tax Court for a redetermination of IRS notices of deficiency for the Parent and certain of its subsidiaries (including the Company) for tax years 2011 through 2015 related to its Section 199 claims. These petitions resulted in the establishment of three cases before the U.S. Tax Court. The case applicable to the Company is outlined below in the following paragraph.

Case (8823-18) involves the Company related to tax years 2011 through 2013. The Petition was filed on May 7, 2018, and the Answer was filed on July 13, 2018. The case was originally scheduled for trial starting on March 25, 2019. On January 31, 2019, the U.S. Tax Court granted a motion for a continuation of the trial. An Amended Petition was filed on February 12, 2019, and the Answer to the Amended Petition was filed on April 12, 2019. A protective order was entered on November 6, 2020. On August 16, 2021, the U.S. Tax Court denied a motion to stay proceedings. Discovery is ongoing and the next status report is due on November 7, 2022. A trial date has not been established for this case.

The Parent filed a complaint on October 8, 2018 (18-1548T) with the Court of Federal Claims for a refund of the Company's Section 199 claims related to tax years 2008 through 2010. An Amended Complaint was filed on October 26, 2018, and the Answer was filed on March 15, 2019. On May 2, 2019, the parties filed a joint motion to stay the case pending a decision in the second case (8823-18) before the U.S. Tax Court. The Court of Federal Claims granted the joint motion to stay the case on May 2, 2019. The stay remains in effect and joint status reports are filed every six months. The next status report is due on September 22, 2022.

(9) Commitments and Contingencies

Legal Proceedings

As of December 31, 2021, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2021, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims,

(in thousands, unless otherwise noted)

regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

VIX Litigation

On March 20, 2018, a putative class action complaint captioned Tomasulo v. Cboe Exchange, Inc., et al., No. 18-cv-02025 was filed in federal district court for the Northern District of Illinois alleging that the Company intentionally designed its products, operated its platforms, and formulated the method for calculating VIX and the Special Opening Quotation, (i.e., the special VIX value designed by the Company and calculated on the settlement date of VIX derivatives prior to the opening of trading), in a manner that could be collusively manipulated by a group of entities named as John Doe defendants. A number of similar putative class actions, some of which do not name the Company as a party, were filed in federal court in Illinois and New York on behalf of investors in certain volatility-related products. On June 14, 2018, the Judicial Panel on Multidistrict Litigation centralized the putative class actions in the federal district court for the Northern District of Illinois. On September 28, 2018, plaintiffs filed a master, consolidated complaint that is a putative class action alleging various claims against the Company and John Doe defendants in the federal district court for the Northern District of Illinois. The claims asserted against the Company consist of a Securities Exchange Act fraud claim, three Commodity Exchange Act claims and a state law negligence claim. Plaintiffs request a judgment awarding class damages in an unspecified amount, as well as punitive or exemplary damages in an unspecified amount, prejudgment interest, costs including attorneys' and experts' fees and expenses and such other relief as the court may deem just and proper. On November 19, 2018, the Company filed a motion to dismiss the master consolidated complaint and the plaintiffs filed their response on January 7, 2019. The Company filed its reply on January 28, 2019. On May 29, 2019, the federal district court for the Northern District of Illinois granted the Company's motion to dismiss plaintiffs' entire complaint against the Company. The state law negligence claim was dismissed with prejudice and the other claims were dismissed without prejudice with leave to file an amended complaint, which plaintiffs filed on July 19, 2019. On August 28, 2019, the Company filed its second motion to dismiss the amended consolidated complaint and plaintiffs filed their response on October 8, 2019. On January 27, 2020, the federal district court for the Northern District of Illinois granted the Company's second motion to dismiss and all counts against the Company were dismissed with prejudice. On April 21, 2020, the federal district court for the Northern District of Illinois granted plaintiffs' motion to certify the January 27, 2020 dismissal order for an immediate appeal. On May 19, 2020, plaintiffs filed a notice of appeal with the Court of Appeals for the Seventh Circuit ("7th Circuit"), seeking to appeal the April 21, 2020 order granting the entry of partial final judgment and both orders granting the Company's motions to dismiss entered on May 29, 2019 and January 27, 2020. On June 29, 2020, plaintiffs filed their opening brief with the 7th Circuit, on August 28, 2020 the Company filed its opposition brief with the 7th Circuit, on September 7, 2020, CME Group Inc., Intercontinental Exchange, Inc. and National Futures Association filed an amici curiae brief in support of the Company on the Bad Faith Standard with the 7th Circuit and on October 16, 2020, plaintiffs filed their reply brief with the 7th Circuit. Oral arguments were held remotely on November 30, 2020 and the parties are currently awaiting a decision by the 7th Circuit. The Company currently believes that the claims are without merit and intends to litigate the matter vigorously. The Company is unable to estimate what, if any, liability may result from this litigation.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as

(in thousands, unless otherwise noted)

the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

Contractual Obligations

The Company has contractual obligations related to licensing agreements with various licensors, some of which included fixed fees and/or variable fees calculated using agreed upon contracted rates and reported cleared volumes. Certain licensing agreements contain annual minimum fee requirements that total $14.0 million each year for the next five years.

See also Note 4 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 8 ("Income Taxes").

(10) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2021 through June 10, 2022, the date the financial statements were issued.

On March 31, 2022, the U.S. Tax Court issued its decision (the "Opinion") rejecting the Parent's basis for its petition for a redetermination of IRS notices of deficiency for the Parent and certain of its subsidiaries (including the Company) for tax years 2011 through 2015 related to its Section 199 claims. A notice of appeal, which would lie before the U.S. Court of Appeals for the 10th Circuit, must be filed within 90 days of entry of the pending decision which will give effect to the Opinion. The Parent plans to appeal.

As a result of the Opinion, the Company's Section 199 positions no longer meet the recognition threshold provided by ASC 740-10, and accordingly, on March 31, 2022, the Company increased its provision for income taxes in the amount of $22.0 million, including interest, in order to fully reserve for the aggregate amount of additional liabilities that the Company currently estimates would result from these cases if they were all decided against the Company.

See Note 8 ("Income Taxes") and Note 9 ("Commitments and Contingencies") for updates to legal proceedings that have occurred subsequent to December 31, 2021 through June 10, 2022, the date the financial statements were issued.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2021.

Cboe C2 Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2021

(With Independent Auditors' Report Thereon)

Cboe C2 Exchange, Inc.

Table of Contents



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Cboe C2 Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe C2 Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2021, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.



In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 10, 2022

Cboe C2 Exchange, Inc.
Statement of Financial Condition
December 31, 2021
(in thousands, except share and per share amounts)

Assets		
Current assets:		
Accounts receivable		13,613
Receivables from affiliates		46,770
Other assets		487
Total current assets		60,870
Deferred income taxes, net		2,562
Notes receivable, net		7,169
Total assets	$	70,601
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	7,829
Section 31 fees payable		485
Payables to affiliates		196
Deferred revenue		1,651
Total current liabilities		10,161
Unrecognized tax benefits		3,276
Stockholder's equity:		
Common stock, $0.01 par value: 1,000 shares authorized and outstanding		—
Additional paid-in capital		48,684
Retained earnings		8,480
Total stockholder's equity		57,164
Total liabilities and stockholder's equity	$	70,601

See accompanying notes to financial statements.

Cboe C2 Exchange, Inc.
Statement of Income
Year ended December 31, 2021
(in thousands)

Revenues:	
Transaction fees	$ 180,459
Access and capacity fees	22,843
Market data fees	5,497
Regulatory fees	4,077
Total revenues	212,876
Cost of revenues:	
Liquidity payments	133,875
Routing and clearing	6,231
Section 31 fees	1,711
Royalty fees	1,382
Total cost of revenues	143,199
Revenues less cost of revenues	69,677
Operating expenses:	
Compensation and benefits	12,973
Management fee	3,469
Depreciation and amortization	20
Technology support services	2,320
Professional fees and outside services	6,218
Travel and promotional expenses	570
Facilities costs	1,972
Total operating expenses	27,542
Operating income	42,135
Non-operating income:	
Interest income	2
Income before income tax provision	42,137
Income tax provision	12,046
Net income	$ 30,091

See accompanying notes to financial statements.

Cboe C2 Exchange, Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2021

(in thousands)

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at January 1, 2021	$ —	$ 48,387	$ 586	$ 48,973
Distribution to Parent	—	—	(22,197)	(22,197)
Contribution from Parent	—	297	—	297
Net income	—	—	30,091	30,091
Balance at December 31, 2021	$ —	$ 48,684	$ 8,480	$ 57,164

See accompanying notes to financial statements.

Cboe C2 Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2021
(in thousands)

Cash flows from operating activities:		
Net income	$	30,091
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation and amortization		20
Deferred income tax benefit		(84)
Changes in assets and liabilities:		
Accounts receivable		(2,817)
Receivables from affiliates		(4,912)
Other assets		730
Notes receivable		(3,130)
Accounts payable and accrued liabilities		969
Section 31 fees payable		(727)
Payables to affiliates		(195)
Deferred revenue		751
Unrecognized tax benefits		1,204
Net cash from operating activities		21,900
Cash flows used in financing activities:		
Distribution to Parent		(22,197)
Contribution from Parent		297
Net cash used in financing activities		(21,900)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	6,368

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe C2 Exchange, Inc. ("the Company" or "C2"), a wholly-owned subsidiary of Cboe Global Markets, Inc. ("the Parent"), is a market for the trading of exclusive options on various market indices ("index options"), as well as on non-exclusive "multi-listed" options, such as options on the stocks of individual corporations ("equity options") and options on other exchange-traded products ("ETP options"), such as exchange-traded funds ("ETF options"), exchange-traded notes ("ETN options"), and certain other index options. The Company also provides market data products to its member firms. The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York.

Impact of COVID-19

The COVID-19 pandemic has materially impacted and continues to materially impact the markets in which the Company operates. Governments, public institutions, and other organizations around the world have taken, and may take additional or reimpose previous, emergency measures to combat COVID-19's spread, including vaccination requirements, implementation of travel bans, stay-at-home orders, border closures, and closures of offices, factories, schools, public buildings and businesses. These measures have caused increased volatility and uncertainty in financial markets. The Company will continue to monitor the impact COVID-19 has on its business and will reflect the consequences as appropriate in its accounting and financial statement disclosures.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company, as disclosed. See Note 4 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Parent's management regularly monitors these institutions and believes that the potential for future loss is remote.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from The Options Clearing Corporation ("OCC"), and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA"). Management believes that it transacts with these counterparties in the normal course of business and does not anticipate loss or non-performance. Accounts receivable are primarily collected through OCC, and are with large, highly-rated clearing firms; therefore, concentrations of credit risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses*. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from OPRA and fees charged to customers for proprietary market data. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members and earned and recognized monthly. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. The performance obligations for both types of market data are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees also include the options regulatory fee ("ORF") which supports the Company's regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(in thousands, unless otherwise noted)

(3) Notes Receivable, Net

The notes receivable, net balance relates to the consolidated audit trail ("CAT"), which involves the creation of an audit trail that strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. The funding of the CAT is ultimately expected to be provided by both self-regulatory organizations ("SROs") (which includes the Company) and industry members; however, the funding to date has solely been provided by the SROs in exchange for promissory notes, which are expected to be repaid once fee filings and plan amendments associated with a funding model are approved by the SEC and such industry member fees are collected. Until those fees are collected, the SROs may continue to incur additional significant costs, including additional promissory notes to fund CAT operations. The allowance for notes receivable credit losses associated with the CAT are calculated using a probability of default methodology that is primarily based on various potential outcomes of the funding model proposals being discussed with the SEC. As of December 31, 2021, the notes receivable, net balance was $7.2 million.

The following represents the changes in allowance for credit losses for the year ended December 31, 2021.

	Balance at December 31, 2020	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2021
Allowance for notes receivable credit losses	$ 3,804	$ —	$ —	$ —	$ 3,804

(4) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries of the Parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2021:

Compensation and benefits	$ 12,973
Management fee	3,469
Technology support services	2,278
Professional fees and outside services	2,004
Travel and promotional expenses	570
Facilities costs	1,866
	$ 23,160

(in thousands, unless otherwise noted)

(5) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2021:

Accounts payable	7,043
Accrued liabilities	786
	$ 7,829

(6) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2021:

	Balance at December 31, 2020	Cash Additions	Revenue Recognition	Balance at December 31, 2021
Options Regulatory Fee [(1)]	$ 900	$ 751	$ —	$ 1,651
Total deferred revenue	$ 900	$ 751	$ —	$ 1,651

(1) The Company assesses an ORF to each Trading Permit Holder for all options transactions executed or cleared by the Trading Permit Holder that are cleared by OCC, regardless of the exchange on which the transaction occurs. The fee is collected indirectly from Trading Permit Holders through their clearing firms by OCC on behalf of the Company. Under the Company's rules, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes. The amount in deferred revenue represents the fees collected that are in excess of regulatory expenses.

(7) Income Taxes

Net deferred tax assets and liabilities consist of the following as of December 31, 2021:

Deferred tax assets:	
Unrecognized tax benefits	$ 677
Allowance for credit losses	1,004
Property, plant and equipment, net	892
Investments	16
Subtotal	2,589
Valuation allowance	(16)
Total deferred tax assets	$ 2,573
Deferred tax liabilities:	
Accrued compensation	(11)
Total deferred tax liabilities	$ (11)
Net deferred tax assets	$ 2,562

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $16 thousand was recorded against gross deferred tax assets for certain investments as of December 31, 2021.

(in thousands, unless otherwise noted)

The income tax provision for the year ended December 31, 2021 consists of the following:

Current tax expense:		
Federal	$	7,854
State		4,252
Total current tax expense		12,106
Deferred income tax (benefit) expense:		
Federal		(110)
State		50
Total deferred income tax benefit		(60)
Income tax provision	$	12,046

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2021 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	8,849	21.0%
(Decrease) increase in income tax resulting from:			
State income taxes		2,296	5.5%
Change in uncertain tax positions		903	2.1%
Change in valuation allowance		(1)	0.0%
Other		(1)	0.0%
Income tax provision and effective income tax rate	$	12,046	28.6%

A reconciliation of the beginning and ending uncertain tax positions, excluding interest and penalties, is as follows:

Balance at January 1, 2021	$	1,906
Gross increases on tax positions in current period		1,265
Gross increases on tax positions in prior period		50
Gross decreases on tax positions in prior period		(6)
Lapse of statute of limitations		(210)
Balance at December 31, 2021	$	3,005

As of December 31, 2021, the Company had $2.6 million of uncertain tax positions, net of federal benefit that, if recognized in the future, would affect the effective income tax rate.

There are no reductions to uncertain tax positions from the lapse of the applicable statute of limitation or potential audit settlements anticipated during the next twelve months.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company's statement of income and were $0.1 million for the period ended December 31, 2021. Accrued interest and penalties were $0.3 million as of December 31, 2021.

The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis.

The Company's open tax years are generally 2018 through 2021. The Parent is under income tax examination for federal tax purposes for tax years 2011 through 2016 and certain states for various

(in thousands, unless otherwise noted)

periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Parent petitioned the U.S. Tax Court for a redetermination of IRS notices of deficiency for the Parent and certain of its subsidiaries (including the Company) for tax years 2011 through 2015 related to its Section 199 claims. These petitions resulted in the establishment of three cases before the U.S. Tax Court. The case applicable to the Company is outlined below in the following paragraph.

Case (8823-18) involves the Company related to tax years 2011 through 2013. The Petition was filed on May 7, 2018, and the Answer was filed on July 13, 2018. The case was originally scheduled for trial starting on March 25, 2019. On January 31, 2019, the U.S. Tax Court granted a motion for a continuation of the trial. An Amended Petition was filed on February 12, 2019, and the Answer to the Amended Petition was filed on April 12, 2019. A protective order was entered on November 6, 2020. On August 16, 2021, the U.S. Tax Court denied a motion to stay proceedings. Discovery is ongoing and the next status report is due on November 7, 2022. A trial date has not been established for this case.

The Parent filed a complaint on October 8, 2018 (18-1548T) with the Court of Federal Claims for a refund of the Company's Section 199 claims related to tax years 2008 through 2010. An Amended Complaint was filed on October 26, 2018, and the Answer was filed on March 15, 2019. On May 2, 2019, the parties filed a joint motion to stay the case pending a decision in the second case (8823-18) before the U.S. Tax Court. The Court of Federal Claims granted the joint motion to stay the case on May 2, 2019. The stay remains in effect and joint status reports are filed every six months. The next status report is due on September 22, 2022.

(8) Commitments and Contingencies

Legal Proceedings

As of December 31, 2021, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2021, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

(in thousands, unless otherwise noted)

Other

As a SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 7 ("Income Taxes").

(9) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2021 through June 10, 2022, the date the financial statements were issued.

On March 31, 2022, the U.S. Tax Court issued its decision (the "Opinion") rejecting the Parent's basis for its petition for a redetermination of IRS notices of deficiency for the Parent and certain of its subsidiaries (including the Company) for tax years 2011 through 2015 related to its Section 199 claims. A notice of appeal, which would lie before the U.S. Court of Appeals for the 10th Circuit, must be filed within 90 days of entry of the pending decision which will give effect to the Opinion. The Parent plans to appeal.

As a result of the Opinion, the Company's Section 199 positions no longer meet the recognition threshold provided by ASC 740-10, and accordingly, on March 31, 2022, the Company increased its provision for income taxes in the amount of $0.1 million, including interest, in order to fully reserve for the aggregate amount of additional liabilities that the Company currently estimates would result from these cases if they were all decided against the Company.

See Note 7 ("Income Taxes") and Note 8 ("Commitments and Contingencies") for updates to legal proceedings that have occurred subsequent to December 31, 2021 through June 10, 2022, the date the financial statements were issued.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2021.

Cboe BYX Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2021

(With Independent Auditors' Report Thereon)

Cboe BYX Exchange, Inc.

Table of Contents



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Cboe BYX Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe BYX Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2021 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:



- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 10, 2022

Cboe BYX Exchange, Inc.
Statement of Financial Condition
December 31, 2021
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	8,141
Receivables from affiliates		1,760
Total current assets		9,901
Deferred income taxes		2,954
Notes receivable, net		8,160
Total assets	$	21,015
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable	$	2,096
Section 31 fees payable		3,021
Payables to affiliates		396
Other current liabilities		275
Total current liabilities		5,788
Unrecognized tax benefits		9,523
Stockholder's equity:		
Retained earnings		5,704
Total stockholder's equity		5,704
Total liabilities and stockholder's equity	$	21,015

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.
Statement of Income
Year ended December 31, 2021
(In thousands)

Revenues:		
Transaction fees	$	79,485
Access and capacity fees		21,705
Market data fees		14,112
Regulatory fees		15,552
Total revenues		130,854
Cost of revenues:		
Liquidity payments		48,091
Routing and clearing		6,169
Section 31 fees		15,270
Total cost of revenues		69,530
Revenues less cost of revenues		61,324
Operating expenses:		
Compensation and benefits		6,266
Management fee		1,541
Technology support services		2,340
Professional fees and outside services		4,601
Travel and promotional expenses		144
Facilities costs		214
Other expenses		2
Total operating expenses		15,108
Income before income tax provision		46,216
Income tax provision		12,982
Net income	$	33,234

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2021
(In thousands)

	Retained earnings	Total stockholder's equity
Balance at January 1, 2021	$ 24,570	$ 24,570
Distribution to Parent	(52,100)	(52,100)
Net income	33,234	33,234
Balance at December 31, 2021	$ 5,704	$ 5,704

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.

Statement of Cash Flows

Year ended December 31, 2021

(In thousands)

Cash flows from operating activities:		
Net income	$	33,234
Adjustments to reconcile net income to net cash from operating activities:		
Deferred income tax benefit		(417)
Changes in assets and liabilities:		
Accounts receivable		3,929
Receivables from affiliates		28,185
Notes receivable		(4,753)
Accounts payable		240
Section 31 fees payable		(9,932)
Payables to affiliates		(278)
Other current liabilities		(13)
Unrecognized tax benefits		1,905
Net cash from operating activities		52,100
Cash flows from financing activities:		
Payment of Distribution to Parent		(52,100)
Net cash used in financing activities		(52,100)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	10,496

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe BYX Exchange, Inc. (“the Company” or “BYX”) a wholly-owned subsidiary of Cboe Global Markets, Inc. (“the Parent”), is an electronic market for the trading of listed cash equity securities in the United States (“U.S.”). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity trading, the Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York.

Impact of COVID-19

The COVID-19 pandemic has materially impacted and continues to materially impact the markets in which the Company operates. Governments, public institutions, and other organizations around the world have taken, and may take additional or reimpose previous, emergency measures to combat COVID-19’s spread, including vaccination requirements, implementation of travel bans, stay-at-home orders, border closures, and closures of offices, factories, schools, public buildings and businesses. These measures have caused increased volatility and uncertainty in financial markets. The Company will continue to monitor the impact COVID-19 has on its business and will reflect the consequences as appropriate in its accounting and financial statement disclosures.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 4 (“Related Party Transactions”) for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (“FASB”) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (“GAAP”) in these notes are to the FASB Accounting Standards Codification (“ASC”).

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company’s operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent’s cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Parent's management regularly monitors these institutions and believes that the potential for future loss is remote.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from the Depository Trust & Clearing Corporation ("DTCC") and market data fees associated with the U.S. tape plans. Accounts receivable are primarily collected through the DTCC, and are with large, highly-rated clearing firms; therefore, concentrations of risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses*. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation NMS that takes into account both trading and quoting activity. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(3) Notes Receivable, Net

The notes receivable, net balance relates to the consolidated audit trail ("CAT"), which involves the creation of an audit trail that strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. The funding of the CAT is ultimately expected to be provided by both self-regulatory organizations ("SROs") (which includes the Company) and industry members; however, the funding to date has solely been provided by the SROs in exchange for promissory notes, which are expected to be repaid once fee filings and plan amendments associated with a funding model are approved by the SEC and such industry member fees are collected. Until those fees are collected, the SROs may continue to incur additional significant costs, including additional promissory notes to fund CAT operations. The allowance for notes receivable credit losses associated with the CAT are calculated using a probability of default methodology that is primarily

(in thousands, unless otherwise noted)

based on various potential outcomes of the funding model proposals being discussed with the SEC. As of December 31, 2021 the notes receivable, net balance was $8.2 million.

The following represents the changes in allowance for credit losses for the year ended December 31, 2021.

	Balance at December 31, 2020	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2021
Allowance for notes receivable credit losses	$ 4,036	$ —	$ —	$ —	$ 4,036

(4) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries to the parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2021:

Compensation and benefits	$ 6,266
Management fee	1,541
Technology support services	1,887
Professional fees and outside services	1,150
Travel and promotional expenses	144
Facilities costs	214
	$ 11,202

(5) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2021:

Deferred tax assets:	
Unrecognized tax benefits	$ 1,915
Allowance for credit losses	1,005
Other	34
Total deferred tax assets	$ 2,954

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

(in thousands, unless otherwise noted)

The income tax provision for the year ended December 31, 2021 consists of the following:

Current tax expense:		
Federal	$	9,080
State		4,319
Total current tax expense		13,399
Deferred income tax benefit:		
Federal		(413)
State		(4)
Total deferred income tax benefit		(417)
Income tax provision	$	12,982

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2021 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	9,705	21.0%
(Decrease) increase in income tax resulting from:			
Foreign-derived intangible income		(27)	(0.1)%
State income taxes		1,832	4.0%
Change in uncertain tax positions		1,463	3.2%
Other		9	0.0%
Income tax provision	$	12,982	28.1%

A reconciliation of the beginning and ending uncertain tax positions, excluding interest and penalties is as follows:

Balance at January 1, 2021	$	6,346
Gross increases on tax positions in current period		1,424
Gross increases on tax positions in prior period		102
Gross decreases on tax positions in prior period		(10)
Lapse of statute of limitations		(114)
Balance at December 31, 2021	$	7,748

As of December 31, 2021, the Company had $7.6 million of uncertain tax positions, net of federal benefit that, if recognized, would affect the effective income tax rate. There are no reductions to uncertain tax positions anticipated in the next twelve months.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company's statement of income and were $0.5 million for the period ended December 31, 2021. Accrued interest and penalties were $1.8 million as of December 31, 2021.

The Company's open tax years are generally 2018 through 2021. The Company is under income tax examination for federal tax purposes for tax years 2011 through 2016 and certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Parent petitioned the U.S. Tax Court for a redetermination of IRS notices of deficiency for the Parent and certain of its subsidiaries (including the Company) for tax years 2011 through 2015 related

(in thousands, unless otherwise noted)

to its Section 199 claims. These petitions resulted in the establishment of three cases before the U.S. Tax Court. The cases applicable to the Company are outlined below in the following paragraphs.

Case (1068-17) involves the Company related to tax years 2011 through 2013. The Petition was filed on January 13, 2017, and the Answer was filed on March 17, 2017. A protective order was entered on December 16, 2019. A bench trial was held remotely from May 24, 2021, to June 1, 2021. Post-trial briefing concluded during the third quarter of 2021. On March 31, 2022, the U.S. Tax Court issued its decision rejecting the Company's basis for its Petition (the "Opinion"). A notice of appeal, which would lie before the U.S. Court of Appeals for the 10th Circuit, must be filed within 90 days of entry of the pending decision which will give effect to the Opinion. The Parent plans to appeal.

Case (23650-18) involves the Company related to tax years 2014 and 2015. The Petition was filed on November 29, 2018, and the Answer was filed on February 4, 2019. A trial judge was assigned on April 24, 2019. An Amended Petition was filed on January 14, 2022, and the Answer to the Amended Petition was filed on February 23, 2022. Discovery is ongoing and joint status reports are filed every 180 days. The last status report was filed on June 1, 2022. The next status report is due on November 29, 2022. A trial date has not been established for this case.

(6) Commitments and Contingencies

Legal Proceedings

As of December 31, 2021, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2021, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

City of Providence

On April 18, 2014, the City of Providence, Rhode Island filed a securities class action lawsuit in the federal district court for the Southern District of New York ("Lower Court") against Bats and Direct Edge Holdings LLC, as well as 14 other securities exchanges. The action purports to be brought on behalf of all public investors who purchased and/or sold shares of stock in the United States since April 18, 2009 on a registered public stock exchange ("Exchange Defendants") or a U.S.-based alternate trading venue and were injured as a result of the alleged misconduct detailed in the

(in thousands, unless otherwise noted)

complaint, which includes allegations that the Exchange Defendants committed fraud through a variety of business practices associated with, among other things, what is commonly referred to as high frequency trading. On May 2, 2014 and May 20, 2014, American European Insurance Company and Harel Insurance Co., Ltd. each filed substantially similar class action lawsuits against the Exchange Defendants which were ultimately consolidated with the City of Providence, Rhode Island securities class action lawsuit. On June 18, 2015, the Lower Court held oral argument on the pending Motion to Dismiss and thereafter, on August 26, 2015, the Lower Court issued an Opinion and Order granting Exchange Defendants' Motion to Dismiss, dismissing the complaint in full. On September 24, 2015, Plaintiffs filed a Notice of Appeal with the Court of Appeals for the Second Circuit ("2nd Circuit"), seeking to appeal the August 26, 2015 dismissal opinion and order. On January 7, 2016, Plaintiffs filed their opening brief with the 2nd Circuit and on April 7, 2019, the Exchange Defendants filed their opposition brief with the 2nd Circuit. Oral argument was held on August 24, 2016. Following oral argument, the 2nd Circuit issued an order requesting that the SEC submit an amicus brief on whether the Lower Court had jurisdiction and whether the Exchange Defendants have immunity in the claims alleged. The SEC filed its amicus brief with the 2nd Circuit on November 28, 2016 and Plaintiffs and the Exchange Defendants filed their respective supplemental response briefs on December 12, 2016. On December 19, 2017, the 2nd Circuit reversed the Lower Court's dismissal and remanded the case back to the Lower Court. On March 13, 2018, the 2nd Circuit denied the Exchange Defendants' motion for re-hearing. The Exchange Defendants filed their opening brief for their motion to dismiss May 18, 2018, Plaintiffs' response was filed June 15, 2018 and the Exchange Defendants' reply was filed June 29, 2018. On May 28, 2019, the Lower Court issued an opinion and order denying the Exchange Defendants' motion to dismiss. On June 17, 2019, the Exchange Defendants filed a motion seeking interlocutory appeal of the May 28, 2019 dismissal order, which was denied July 16, 2019. Exchange Defendants filed their answers on July 25, 2019. Targeted discovery regarding class certification and legal preclusion concluded on April 26, 2021. On May 28, 2021, (1) Plaintiffs filed a Motion for Class Certification, (2) Bats and NYSE filed a joint Motion for Summary Judgment on Grounds of Legal Preclusion and a joint Motion for Summary Judgment on Grounds of Lack of Article III Standing, and (3) Nasdaq filed a Motion for Summary Judgment for Legal Preclusion. Briefing on these dispositive motions concluded in December 2021. The parties also filed motions to exclude some of the other's experts. Oral argument regarding the joint Motion for Lack of Article III Standing and Exchange Defendant's motion to exclude the testimony of one of Plaintiffs' experts occurred on March 11, 2022. On March 28, 2022, the Lower Court entered an opinion and order dismissing all of Plaintiffs' claims, without prejudice, against the Exchange Defendants and ordered that judgment be entered for the Defendant Exchanges. On April 25, 2022, Plaintiffs filed a Notice of Appeal with the 2nd Circuit, seeking to appeal the March 28, 2022 dismissal order and the judgment entered against them. The Company is unable to estimate what, if any, liability may result from this litigation.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

(in thousands, unless otherwise noted)

See also Note 5 (“Income Taxes”).

(7) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2021 through June 10, 2022, the date the financial statements were issued.

On March 31, 2022, the U.S. Tax Court issued its decision (the "Opinion") rejecting the Parent's basis for its petition for a redetermination of IRS notices of deficiency for the Parent and certain of its subsidiaries (including the Company) for tax years 2011 through 2015 related to its Section 199 claims. A notice of appeal, which would lie before the U.S. Court of Appeals for the 10th Circuit, must be filed within 90 days of entry of the pending decision which will give effect to the Opinion. The Parent plans to appeal.

As a result of the Opinion, the Company's Section 199 positions no longer meet the recognition threshold provided by ASC 740-10, and accordingly, on March 31, 2022, the Company increased its provision for income taxes in the amount of $0.7 million, including interest, in order to fully reserve for the aggregate amount of additional liabilities that the Company currently estimates would result from these cases if they were all decided against the Company.

See Note 5 (“Income Taxes”) and Note 6 (“Commitments and Contingencies”) for updates to legal proceedings that have occurred subsequent to December 31, 2021 through June 10, 2022, the date the financial statements were issued.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2021.

Cboe EDGA Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2021

(With Independent Auditors' Report Thereon)

Cboe EDGA Exchange, Inc.

Table of Contents



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Cboe EDGA Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe EDGA Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2021 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.



In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 10, 2022

Cboe EDGA Exchange, Inc.
Statement of Financial Condition
December 31, 2021
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	11,601
Receivables from affiliates		9,288
Total current assets		20,889
Deferred income taxes		2,965
Notes receivable, net		8,160
Total assets	$	32,014
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable	$	4,642
Section 31 fees payable		3,798
Payables to affiliates		1,172
Other current liabilities		257
Total current liabilities		9,869
Unrecognized tax benefits		9,467
Stockholder's equity:		
Retained earnings		12,678
Total stockholder's equity		12,678
Total liabilities and stockholder's equity	$	32,014

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.
Statement of Income
Year ended December 31, 2021
(In thousands)

Revenues:		
Transaction fees	$	100,919
Access and capacity fees		21,242
Market data fees		17,078
Regulatory fees		17,168
Total revenues		156,407
Cost of revenues:		
Liquidity payments		72,043
Routing and clearing		15,330
Section 31 fees		16,761
Total cost of revenues		104,134
Revenues less cost of revenues		52,273
Operating expenses:		
Compensation and benefits		6,024
Management fee		1,526
Technology support services		2,095
Professional fees and outside services		4,473
Travel and promotional expenses		144
Facilities costs		208
Other expenses		2
Total operating expenses		14,472
Income before income tax provision		37,801
Income tax provision		10,611
Net income	$	27,190

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2021
(In thousands)

	Retained earnings	Total stockholder's equity
Balance at January 1, 2021	$ 50,488	$ 50,488
Distribution to Parent	(65,000)	(65,000)
Net income	27,190	27,190
Balance at December 31, 2021	$ 12,678	$ 12,678

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2021
(In thousands)

Cash flows from operating activities:		
Net income	$	27,190
Adjustments to reconcile net income to net cash from operating activities:		
Deferred income tax benefit		(378)
Changes in assets and liabilities:		
Accounts receivable		2,680
Receivables from affiliates		48,747
Notes receivable		(4,753)
Accounts payable		995
Section 31 fees payable		(10,541)
Payables to affiliates		(549)
Other current liabilities		(11)
Unrecognized tax benefits		1,620
Net cash from operating activities		65,000
Cash flows from financing activities:		
Payment of Distribution to Parent		(65,000)
Net cash used in financing activities		(65,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	10,315

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe EDGA Exchange, Inc. ("the Company" or "EDGA") a wholly-owned subsidiary of Cboe Global Markets, Inc. ("the Parent"), is an electronic market for the trading of listed cash equity securities in the United States ("U.S."). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity trading, the Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York.

Impact of COVID-19

The COVID-19 pandemic has materially impacted and continues to materially impact the markets in which the Company operates. Governments, public institutions, and other organizations around the world have taken, and may take additional or reimpose previous, emergency measures to combat COVID-19's spread, including vaccination requirements, implementation of travel bans, stay-at-home orders, border closures, and closures of offices, factories, schools, public buildings and businesses. These measures have caused increased volatility and uncertainty in financial markets. The Company will continue to monitor the impact COVID-19 has on its business and will reflect the consequences as appropriate in its accounting and financial statement disclosures.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 4 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Parent's management regularly monitors these institutions and believes that the potential for future loss is remote.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from the Depository Trust & Clearing Corporation ("DTCC") and market data fees associated with the U.S. tape plans. Accounts receivable are primarily collected through the DTCC, and are with large, highly-rated clearing firms; therefore, concentrations of risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses*. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation NMS that takes into account both trading and quoting activity. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(3) Notes Receivable, Net

The notes receivable, net balance relates to the consolidated audit trail ("CAT"), which involves the creation of an audit trail that strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. The funding of the CAT is ultimately expected to be provided by both self-regulatory organizations ("SROs") (which includes the Company) and industry

(in thousands, unless otherwise noted)

members; however, the funding to date has solely been provided by the SROs in exchange for promissory notes, which are expected to be repaid once fee filings and plan amendments associated with a funding model are approved by the SEC and such industry member fees are collected. Until those fees are collected, the SROs may continue to incur additional significant costs, including additional promissory notes to fund CAT operations. The allowance for notes receivable credit losses associated with the CAT are calculated using a probability of default methodology that is primarily based on various potential outcomes of the funding model proposals being discussed with the SEC. As of December 31, 2021 the notes receivable, net balance was $8.2 million.

The following represents the changes in allowance for credit losses for the year ended December 31, 2021.

	Balance at December 31, 2020	**Current period provision for expected credit losses**	**Write-offs charged against the allowance**	**Recoveries collected**	**Balance at December 31, 2021**
Allowance for notes receivable credit losses	$ 4,036	$ —	$ —	$ —	$ 4,036

(4) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries to the parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2021:

Compensation and benefits	$ 6,024
Technology support services	1,665
Management fee	1,526
Professional fees and outside services	1,067
Travel and promotional expenses	144
Facilities costs	208
	$ 10,634

(5) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2021:

Deferred tax assets:	
Unrecognized tax benefits	$ 1,960
Allowance for credit losses	1,005
Total deferred tax assets	$ 2,965

(in thousands, unless otherwise noted)

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The income tax provision for the year ended December 31, 2021 consists of the following:

Current tax expense:		
Federal	$	7,325
State		3,664
Total current tax expense		10,989
Deferred income tax benefit:		
Federal		(373)
State		(5)
Total deferred tax liabilities		(378)
Income tax provision	$	10,611

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2021 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	7,938	21.0%
Increase (decrease) in income tax resulting from:			
State income taxes		1,492	4.0%
Foreign-derived intangible income		(55)	(0.2)%
Change in uncertain tax positions		1,224	3.3%
Other		12	0.0%
Income tax provision	$	10,611	28.1%

A reconciliation of the beginning and ending uncertain tax positions, excluding interest and penalties is as follows:

Balance at January 1, 2021	$	6,489
Gross increases on tax positions in current period		1,169
Gross increases on tax positions in prior period		107
Gross decreases on tax positions in prior period		(8)
Lapse of statute of limitations		(175)
Balance at December 31, 2021	$	7,582

As of December 31, 2021, the Company had $7.5 million of uncertain tax positions, net of federal benefit that, if recognized, would affect the effective income tax rate. There are no reductions to uncertain tax positions anticipated in the next twelve months.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company's statement of income and were $0.5 million for the period ended December 31, 2021. Accrued interest and penalties were $1.9 million as of December 31, 2021.

The Company's open tax years are generally 2018 through 2021. The Company is under income tax examination for federal tax purposes for tax years 2011 through 2016 and certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from

(in thousands, unless otherwise noted)

these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Parent petitioned the U.S. Tax Court for a redetermination of IRS notices of deficiency for the Parent and certain of its subsidiaries (including the Company) for tax years 2011 through 2015 related to its Section 199 claims. These petitions resulted in the establishment of three cases before the U.S. Tax Court. The case applicable to the Company is outlined below in the following paragraph.

Case (23650-18) involves the Company related to tax years 2014 and 2015. The Petition was filed on November 29, 2018, and the Answer was filed on February 4, 2019. A trial judge was assigned on April 24, 2019. An Amended Petition was filed on January 14, 2022, and the Answer to the Amended Petition was filed on February 23, 2022. Discovery is ongoing and joint status reports are filed every 180 days. The last status report was filed on June 1, 2022. The next status report is due on November 29, 2022. A trial date has not been established for this case.

(6) Commitments and Contingencies

Legal Proceedings

As of December 31, 2021, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2021, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

City of Providence

On April 18, 2014, the City of Providence, Rhode Island filed a securities class action lawsuit in the federal district court for the Southern District of New York (“Lower Court”) against Bats and Direct Edge Holdings LLC, as well as 14 other securities exchanges. The action purports to be brought on behalf of all public investors who purchased and/or sold shares of stock in the United States since April 18, 2009 on a registered public stock exchange (“Exchange Defendants”) or a U.S.-based alternate trading venue and were injured as a result of the alleged misconduct detailed in the complaint, which includes allegations that the Exchange Defendants committed fraud through a variety of business practices associated with, among other things, what is commonly referred to as high frequency trading. On May 2, 2014 and May 20, 2014, American European Insurance Company

(in thousands, unless otherwise noted)

and Harel Insurance Co., Ltd. each filed substantially similar class action lawsuits against the Exchange Defendants which were ultimately consolidated with the City of Providence, Rhode Island securities class action lawsuit. On June 18, 2015, the Lower Court held oral argument on the pending Motion to Dismiss and thereafter, on August 26, 2015, the Lower Court issued an Opinion and Order granting Exchange Defendants' Motion to Dismiss, dismissing the complaint in full. On September 24, 2015, Plaintiffs filed a Notice of Appeal with the Court of Appeals for the Second Circuit ("2nd Circuit"), seeking to appeal the August 26, 2015 dismissal opinion and order. On January 7, 2016, Plaintiffs filed their opening brief with the 2nd Circuit and on April 7, 2019, the Exchange Defendants filed their opposition brief with the 2nd Circuit. Oral argument was held on August 24, 2016. Following oral argument, the 2nd Circuit issued an order requesting that the SEC submit an amicus brief on whether the Lower Court had jurisdiction and whether the Exchange Defendants have immunity in the claims alleged. The SEC filed its amicus brief with the 2nd Circuit on November 28, 2016 and Plaintiffs and the Exchange Defendants filed their respective supplemental response briefs on December 12, 2016. On December 19, 2017, the 2nd Circuit reversed the Lower Court's dismissal and remanded the case back to the Lower Court. On March 13, 2018, the 2nd Circuit denied the Exchange Defendants' motion for re-hearing. The Exchange Defendants filed their opening brief for their motion to dismiss May 18, 2018, Plaintiffs' response was filed June 15, 2018 and the Exchange Defendants' reply was filed June 29, 2018. On May 28, 2019, the Lower Court issued an opinion and order denying the Exchange Defendants' motion to dismiss. On June 17, 2019, the Exchange Defendants filed a motion seeking interlocutory appeal of the May 28, 2019 dismissal order, which was denied July 16, 2019. Exchange Defendants filed their answers on July 25, 2019. Targeted discovery regarding class certification and legal preclusion concluded on April 26, 2021. On May 28, 2021, (1) Plaintiffs filed a Motion for Class Certification, (2) Bats and NYSE filed a joint Motion for Summary Judgment on Grounds of Legal Preclusion and a joint Motion for Summary Judgment on Grounds of Lack of Article III Standing, and (3) Nasdaq filed a Motion for Summary Judgment for Legal Preclusion. Briefing on these dispositive motions concluded in December 2021. The parties also filed motions to exclude some of the other's experts. Oral argument regarding the joint Motion for Lack of Article III Standing and Exchange Defendant's motion to exclude the testimony of one of Plaintiffs' experts occurred on March 11, 2022. On March 28, 2022, the Lower Court entered an opinion and order dismissing all of Plaintiffs' claims, without prejudice, against the Exchange Defendants and ordered that judgment be entered for the Defendant Exchanges. On April 25, 2022, Plaintiffs filed a Notice of Appeal with the 2nd Circuit, seeking to appeal the March 28, 2022 dismissal order and the judgment entered against them. The Company is unable to estimate what, if any, liability may result from this litigation.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 5 ("Income Taxes").

(in thousands, unless otherwise noted)

(7) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2021 through June 10, 2022, the date the financial statements were issued.

On March 31, 2022, the U.S. Tax Court issued its decision (the "Opinion") rejecting the Parent's basis for its petition for a redetermination of IRS notices of deficiency for the Parent and certain of its subsidiaries (including the Company) for tax years 2011 through 2015 related to its Section 199 claims. A notice of appeal, which would lie before the U.S. Court of Appeals for the 10th Circuit, must be filed within 90 days of entry of the pending decision which will give effect to the Opinion. The Parent plans to appeal.

As a result of the Opinion, the Company's Section 199 positions no longer meet the recognition threshold provided by ASC 740-10, and accordingly, on March 31, 2022, the Company increased its provision for income taxes in the amount of $0.4 million, including interest, in order to fully reserve for the aggregate amount of additional liabilities that the Company currently estimates would result from these cases if they were all decided against the Company.

See Note 5 (“Income Taxes”) and Note 6 (“Commitments and Contingencies”) for updates to legal proceedings that have occurred subsequent to December 31, 2021 through June 10, 2022, the date the financial statements were issued.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2021.

Cboe EDGX Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2021

(With Independent Auditors' Report Thereon)

Cboe EDGX Exchange, Inc.

Table of Contents



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Cboe EDGX Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe EDGX Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2021 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.



In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 10, 2022

Cboe EDGX Exchange, Inc.
Statement of Financial Condition
December 31, 2021
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	59,219
Receivables from affiliates		34,770
Other receivables		785
Total current assets		94,774
Deferred income taxes, net		3,825
Notes receivable, net		15,369
Total assets	$	113,968
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	36,188
Section 31 fees payable		15,063
Payables to affiliates		825
Other current liabilities		747
Total current liabilities		52,823
Unrecognized tax benefits		10,521
Stockholder's equity:		
Additional paid-in capital		24
Retained earnings		50,600
Total stockholder's equity		50,624
Total liabilities and stockholder's equity	$	113,968

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.
Statement of Income
Year ended December 31, 2021
(In thousands)

Revenues:		
Transaction fees	$	662,240
Access and capacity fees		30,687
Market data fees		55,742
Regulatory fees		73,533
Other revenue		206
Total revenues		822,408
Cost of revenues:		
Liquidity payments		619,950
Routing and clearing		16,017
Section 31 fees		72,313
Total cost of revenues		708,280
Revenues less cost of revenues		114,128
Operating expenses:		
Compensation and benefits		44,554
Management fee		11,134
Technology support services		13,112
Professional fees and outside services		13,711
Travel and promotional expenses		1,296
Facilities costs		2,921
Other expenses		2
Total operating expenses		86,730
Operating income		27,398
Non-operating income:		
Interest income		2
Income before income tax provision		27,400
Income tax provision		7,915
Net income	$	19,485

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2021

(In thousands)

	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at January 1, 2021	$ —	$ 54,039	$ 54,039
Distribution to Parent	—	(22,924)	(22,924)
Contribution from Parent	24	—	24
Net income	—	19,485	19,485
Balance at December 31, 2021	$ 24	$ 50,600	$ 50,624

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2021
(In thousands)

Cash flows from operating activities:		
Net income	$	19,485
Adjustments to reconcile net income to net cash from operating activities:		
Deferred income tax benefit		(336)
Changes in assets and liabilities:		
Accounts receivable		9,718
Receivables from affiliates		41,501
Other receivables		2,366
Notes receivable		(7,740)
Accounts payable and accrued liabilities		2,062
Section 31 fees payable		(43,925)
Payables to affiliates		(2,011)
Other current liabilities		344
Unrecognized tax benefits		1,436
Net cash from operating activities		22,900
Cash flows from financing activities:		
Payment of Distribution to Parent		(22,924)
Contribution from Parent		24
Net cash used in financing activities		(22,900)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	14,561

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe EDGX Exchange, Inc. (“the Company” or “EDGX”) a wholly-owned subsidiary of Cboe Global Markets, Inc. (“the Parent”), is an electronic market for the trading of listed cash equity securities and listed equity options in the United States (“U.S.”). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity and options trading, the Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York.

Impact of COVID-19

The COVID-19 pandemic has materially impacted and continues to materially impact the markets in which the Company operates. Governments, public institutions, and other organizations around the world have taken, and may take additional or reimpose previous, emergency measures to combat COVID-19’s spread, including vaccination requirements, implementation of travel bans, stay-at-home orders, border closures, and closures of offices, factories, schools, public buildings and businesses. These measures have caused increased volatility and uncertainty in financial markets. The Company will continue to monitor the impact COVID-19 has on its business and will reflect the consequences as appropriate in its accounting and financial statement disclosures.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 (“Related Party Transactions”) for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (“FASB”) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (“GAAP”) in these notes are to the FASB Accounting Standards Codification (“ASC”).

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Parent's management regularly monitors these institutions and believes that the potential for future loss is remote.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from the Depository Trust & Clearing Corporation ("DTCC") and The Options Clearing Corporation ("OCC"), the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA"), and market data fees associated with the U.S. tape plans. Management believes that it transacts with these counterparties in the normal course of business and does not anticipate loss or non-performance. Accounts receivable are primarily collected through the DTCC as well as the OCC, and are with large, highly-rated clearing firms; therefore, concentrations of risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses*. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable or other receivables. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation NMS that takes into account both trading and quoting activity. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled. Regulatory fees also include the options regulatory fee ("ORF") which supports the Company's regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(in thousands, unless otherwise noted)

(3) Notes Receivable, Net

The notes receivable, net balance relates to the consolidated audit trail ("CAT"), which involves the creation of an audit trail that strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. The funding of the CAT is ultimately expected to be provided by both self-regulatory organizations ("SROs") (which includes the Company) and industry members; however, the funding to date has solely been provided by the SROs in exchange for promissory notes, which are expected to be repaid once fee filings and plan amendments associated with a funding model are approved by the SEC and such industry member fees are collected. Until those fees are collected, the SROs may continue to incur additional significant costs, including additional promissory notes to fund CAT operations. The allowance for notes receivable credit losses associated with the CAT are calculated using a probability of default methodology that is primarily based on various potential outcomes of the funding model proposals being discussed with the SEC. As of December 31, 2021 the notes receivable, net balance was $15.4 million.

The following represents the changes in allowance for credit losses for the year ended December 31, 2021.

	Balance at December 31, 2020	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2021
Allowance for notes receivable credit losses	$ 6,296	$ —	$ —	$ —	$ 6,296

(4) Accounts payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2021:

Accounts payable	$ 31,354
Accrued liabilities	4,834
	$ 36,188

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries to the parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis.

(in thousands, unless otherwise noted)

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2021:

Compensation and benefits	$	44,554
Management fee		11,134
Technology support services		12,207
Professional fees and outside services		7,991
Travel and promotional expenses		1,296
Facilities costs		2,921
	$	80,103

(6) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2021:

Deferred tax assets:		
Unrecognized tax benefits	$	2,238
Allowance for credit losses		1,587
Other		28
Subtotal		3,853
Valuation allowance		(28)
Total deferred tax assets	$	3,825

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $28 thousand was recorded against gross deferred tax assets for certain investments as of December 31, 2021.

The income tax provision for the year ended December 31, 2021 consists of the following:

Current tax expense:		
Federal	$	5,167
State		3,084
Total current tax expense		8,251
Deferred income tax benefit:		
Federal		(337)
State		1
Total deferred income tax benefit		(336)
Income tax provision	$	7,915

(in thousands, unless otherwise noted)

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2021 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	5,754	21.0%
Increase (decrease) in income tax resulting from:			
State income taxes		1,170	4.3%
Foreign-derived intangible income		(98)	(0.4)%
Change in uncertain tax provisions		1,067	3.9%
Change in valuation allowance		(2)	0.0%
Other		24	0.1%
Income tax provision	$	7,915	28.9%

A reconciliation of the beginning and ending uncertain tax positions, excluding interest and penalties is as follows:

Balance at January 1, 2021	$	7,858
Gross increases on tax positions in current period		862
Gross increases on tax positions in prior period		151
Gross decreases on tax positions in prior period		(25)
Lapse of statute of limitations		(178)
Balance at December 31, 2021	$	8,668

As of December 31, 2021, the Company had $8.3 million of uncertain tax positions, net of federal benefit that, if recognized, would affect the effective income tax rate. There are no reductions to uncertain tax positions anticipated in the next twelve months.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company's statement of income and were $0.6 million for the period ended December 31, 2021. Accrued interest and penalties were $1.9 million as of December 31, 2021.

The Company's open tax years are generally 2018 through 2021. The Company is under income tax examination for federal tax purposes for tax years 2011 through 2016 and certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Parent petitioned the U.S. Tax Court for a redetermination of IRS notices of deficiency for the Parent and certain of its subsidiaries (including the Company) for tax years 2011 through 2015 related to its Section 199 claims. These petitions resulted in the establishment of three cases before the U.S. Tax Court. The case applicable to the Company is outlined below in the following paragraph.

Case (23650-18) involves the Company related to tax years 2014 and 2015. The Petition was filed on November 29, 2018, and the Answer was filed on February 4, 2019. A trial judge was assigned on April 24, 2019. An Amended Petition was filed on January 14, 2022, and the Answer to the Amended Petition was filed on February 23, 2022. Discovery is ongoing and joint status reports are filed every 180 days. The last status report was filed on June 1, 2022. The next status report is due on November 29, 2022. A trial date has not been established for this case.

(in thousands, unless otherwise noted)

(7) Commitments and Contingencies

Legal Proceedings

As of December 31, 2021, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2021, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

City of Providence

On April 18, 2014, the City of Providence, Rhode Island filed a securities class action lawsuit in the federal district court for the Southern District of New York (“Lower Court”) against Bats and Direct Edge Holdings LLC, as well as 14 other securities exchanges. The action purports to be brought on behalf of all public investors who purchased and/or sold shares of stock in the United States since April 18, 2009 on a registered public stock exchange (“Exchange Defendants”) or a U.S.-based alternate trading venue and were injured as a result of the alleged misconduct detailed in the complaint, which includes allegations that the Exchange Defendants committed fraud through a variety of business practices associated with, among other things, what is commonly referred to as high frequency trading. On May 2, 2014 and May 20, 2014, American European Insurance Company and Harel Insurance Co., Ltd. each filed substantially similar class action lawsuits against the Exchange Defendants which were ultimately consolidated with the City of Providence, Rhode Island securities class action lawsuit. On June 18, 2015, the Lower Court held oral argument on the pending Motion to Dismiss and thereafter, on August 26, 2015, the Lower Court issued an Opinion and Order granting Exchange Defendants’ Motion to Dismiss, dismissing the complaint in full. On September 24, 2015, Plaintiffs filed a Notice of Appeal with the Court of Appeals for the Second Circuit (“2nd Circuit”), seeking to appeal the August 26, 2015 dismissal opinion and order. On January 7, 2016, Plaintiffs filed their opening brief with the 2nd Circuit and on April 7, 2019, the Exchange Defendants filed their opposition brief with the 2nd Circuit. Oral argument was held on August 24, 2016. Following oral argument, the 2nd Circuit issued an order requesting that the SEC submit an amicus brief on whether the Lower Court had jurisdiction and whether the Exchange Defendants have immunity in the claims alleged. The SEC filed its amicus brief with the 2nd Circuit on November 28, 2016 and Plaintiffs and the Exchange Defendants filed their respective supplemental response briefs on December 12, 2016. On December 19, 2017, the 2nd Circuit reversed the Lower Court’s dismissal and remanded the case back to the Lower Court. On March 13, 2018, the 2nd Circuit denied the

(in thousands, unless otherwise noted)

Exchange Defendants' motion for re-hearing. The Exchange Defendants filed their opening brief for their motion to dismiss May 18, 2018, Plaintiffs' response was filed June 15, 2018 and the Exchange Defendants' reply was filed June 29, 2018. On May 28, 2019, the Lower Court issued an opinion and order denying the Exchange Defendants' motion to dismiss. On June 17, 2019, the Exchange Defendants filed a motion seeking interlocutory appeal of the May 28, 2019 dismissal order, which was denied July 16, 2019. Exchange Defendants filed their answers on July 25, 2019. Targeted discovery regarding class certification and legal preclusion concluded on April 26, 2021. On May 28, 2021, (1) Plaintiffs filed a Motion for Class Certification, (2) Bats and NYSE filed a joint Motion for Summary Judgment on Grounds of Legal Preclusion and a joint Motion for Summary Judgment on Grounds of Lack of Article III Standing, and (3) Nasdaq filed a Motion for Summary Judgment for Legal Preclusion. Briefing on these dispositive motions concluded in December 2021. The parties also filed motions to exclude some of the other's experts. Oral argument regarding the joint Motion for Lack of Article III Standing and Exchange Defendant's motion to exclude the testimony of one of Plaintiffs' experts occurred on March 11, 2022. On March 28, 2022, the Lower Court entered an opinion and order dismissing all of Plaintiffs' claims, without prejudice, against the Exchange Defendants and ordered that judgment be entered for the Defendant Exchanges. On April 25, 2022, Plaintiffs filed a Notice of Appeal with the 2nd Circuit, seeking to appeal the March 28, 2022 dismissal order and the judgment entered against them. The Company is unable to estimate what, if any, liability may result from this litigation.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 6 ("Income Taxes").

(8) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2021 through June 10, 2022, the date the financial statements were issued.

On March 31, 2022, the U.S. Tax Court issued its decision (the "Opinion") rejecting the Parent's basis for its petition for a redetermination of IRS notices of deficiency for the Parent and certain of its subsidiaries (including the Company) for tax years 2011 through 2015 related to its Section 199 claims. A notice of appeal, which would lie before the U.S. Court of Appeals for the 10th Circuit, must be filed within 90 days of entry of the pending decision which will give effect to the Opinion. The Parent plans to appeal.

As a result of the Opinion, the Company's Section 199 positions no longer meet the recognition threshold provided by ASC 740-10, and accordingly, on March 31, 2022, the Company increased its provision for income taxes in the amount of $0.2 million, including interest, in order to fully reserve for the aggregate amount of additional liabilities that the Company currently estimates would result from these cases if they were all decided against the Company.

See Note 6 ("Income Taxes") and Note 7 ("Commitments and Contingencies") for updates to legal proceedings that have occurred subsequent to December 31, 2021 through June 10, 2022, the date the financial statements were issued.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2021.

Exhibit I

Exhibit Request:

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Attached please find audited financial statements of Cboe BZX Exchange, Inc. for the latest fiscal year ending December 31, 2021. Cboe BZX Exchange, Inc. has no consolidated subsidiaries.

Cboe BZX Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2021

(With Independent Auditors' Report Thereon)

Cboe BZX Exchange, Inc.

Table of Contents



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Cboe BZX Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe BZX Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2021 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:



- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 10, 2022

Cboe BZX Exchange, Inc.
Statement of Financial Condition
December 31, 2021
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	69,123
Other receivables		1,349
Total current assets		70,472
Deferred income taxes		6,972
Notes receivable, net		16,197
Total assets	$	93,641
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	36,607
Section 31 fees payable		15,610
Payables to affiliates		4,416
Other current liabilities		535
Total current liabilities		57,168
Unrecognized tax benefits		24,897
Stockholder's equity:		
Retained earnings		11,576
Total stockholder's equity		11,576
Total liabilities and stockholder's equity	$	93,641

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.
Statement of Income
Year ended December 31, 2021
(In thousands)

Revenues:		
Transaction fees	$	844,792
Access and capacity fees		44,800
Market data fees		61,906
Regulatory fees		68,929
Other revenue		2,101
Total revenues		1,022,528
Cost of revenues:		
Liquidity payments		742,934
Routing and clearing		30,954
Section 31 fees		67,480
Royalty fees		207
Total cost of revenues		841,575
Revenues less cost of revenues		180,953
Operating expenses:		
Compensation and benefits		47,482
Management fee		12,251
Technology support services		12,237
Professional fees and outside services		14,729
Travel and promotional expenses		1,669
Facilities costs		4,654
Other expenses		102
Total operating expenses		93,124
Operating income		87,829
Non-operating income:		
Interest income		2
Income before income tax provision		87,831
Income tax provision		25,011
Net income	$	62,820

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2021
(In thousands)

	Retained earnings	Total stockholder's equity
Balance at January 1, 2021	$ 24,156	$ 24,156
Distribution to Parent	(75,400)	(75,400)
Net income	62,820	62,820
Balance at December 31, 2021	$ 11,576	$ 11,576

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2021
(In thousands)

Cash flows from operating activities:		
Net income	$	62,820
Adjustments to reconcile net income to net cash from operating activities:		
Deferred income tax benefit		(887)
Changes in assets and liabilities:		
Accounts receivable		2,091
Receivables from affiliates		45,601
Other receivables		3,112
Notes receivable		(8,767)
Accounts payable and accrued liabilities		7,170
Section 31 fees payable		(40,406)
Payables to affiliates		798
Other current liabilities		150
Unrecognized tax benefits		3,718
Net cash from operating activities		75,400
Cash flows from financing activities:		
Payment of Distribution to Parent		(75,400)
Net cash used in financing activities		(75,400)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	21,996

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe BZX Exchange, Inc. (“the Company” or “BZX”) a wholly-owned subsidiary of Cboe Global Markets, Inc. (“the Parent”), is an electronic market for the trading of listed cash equity securities and listed equity options in the United States (“U.S.”). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity and options trading, the Company also lists Exchange Traded Products (ETPs”) and provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York.

Impact of COVID-19

The COVID-19 pandemic has materially impacted and continues to materially impact the markets in which the Company operates. Governments, public institutions, and other organizations around the world have taken, and may take additional or reimpose previous, emergency measures to combat COVID-19’s spread, including vaccination requirements, implementation of travel bans, stay-at-home orders, border closures, and closures of offices, factories, schools, public buildings and businesses. These measures have caused increased volatility and uncertainty in financial markets. The Company will continue to monitor the impact COVID-19 has on its business and will reflect the consequences as appropriate in its accounting and financial statement disclosures.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 (“Related Party Transactions”) for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (“FASB”) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (“GAAP”) in these notes are to the FASB Accounting Standards Codification (“ASC”).

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Parent's management regularly monitors these institutions and believes that the potential for future loss is remote.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from the Depository Trust & Clearing Corporation ("DTCC") and The Options Clearing Corporation ("OCC"), the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA"), and market data fees associated with the U.S. tape plans. Management believes that it transacts with these counterparties in the normal course of business and does not anticipate loss or non-performance. Accounts receivable are primarily collected through the DTCC as well as the OCC, and are with large, highly-rated clearing firms; therefore, concentrations of risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses*. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

There has been no history of any losses associated with accounts receivable or other receivables. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation NMS that takes into account both trading and quoting activity. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled. Regulatory fees also include the options regulatory fee ("ORF") which supports the Company's regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(in thousands, unless otherwise noted)

(3) Notes Receivable, Net

The notes receivable, net balance relates to the consolidated audit trail ("CAT"), which involves the creation of an audit trail that strives to enhance regulators' ability to monitor trading activity in the U.S. markets through a phased implementation. The funding of the CAT is ultimately expected to be provided by both self-regulatory organizations ("SROs") (which includes the Company) and industry members; however, the funding to date has solely been provided by the SROs in exchange for promissory notes, which are expected to be repaid once fee filings and plan amendments associated with a funding model are approved by the SEC and such industry member fees are collected. Until those fees are collected, the SROs may continue to incur additional significant costs, including additional promissory notes to fund CAT operations. The allowance for notes receivable credit losses associated with the CAT are calculated using a probability of default methodology that is primarily based on various potential outcomes of the funding model proposals being discussed with the SEC. As of December 31, 2021 the notes receivable, net balance was $16.2 million.

The following represents the changes in allowance for credit losses for the year ended December 31, 2021.

	Balance at December 31, 2020	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2021
Allowance for notes receivable credit losses	$ 7,976	$ —	$ —	$ —	$ 7,976

(4) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2021:

Accounts payable	$ 36,552
Accrued liabilities	55
	$ 36,607

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries to the parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis.

(in thousands, unless otherwise noted)

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2021:

Compensation and benefits	$	47,482
Management fee		12,251
Technology support services		10,927
Professional fees and outside services		7,869
Travel and promotional expenses		1,669
Facilities costs		4,654
	$	84,852

(6) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2021:

Deferred tax assets:		
Unrecognized tax benefits	$	4,810
Allowance for credit losses		2,045
Property, equipment and technology, net		117
Other		63
Subtotal		7,035
Valuation allowance		(63)
Total deferred tax assets	$	6,972

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $63 thousand was recorded against gross deferred tax assets for certain investments as of December 31, 2021.

The income tax provision for the year ended December 31, 2021 consists of the following:

Current tax expense:		
Federal	$	16,565
State		9,333
Total current tax expense		25,898
Deferred income tax benefit:		
Federal		(844)
State		(43)
Total deferred income tax benefit		(887)
Income tax provision	$	25,011

(in thousands, unless otherwise noted)

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2021 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	18,444	21.0%
(Decrease) increase in income tax resulting from:			
Foreign-derived intangible income		(362)	(0.4)%
State income taxes		4,134	4.7%
Change in uncertain tax positions		2,784	3.2%
Change in valuation allowance		(4)	0.0%
Other		15	0.0%
Income tax provision	$	25,011	28.5%

A reconciliation of the beginning and ending uncertain tax positions, excluding interest and penalties is as follows:

Balance at January 1, 2021	$	17,440
Gross increases on tax positions in current period		2,644
Gross increases on tax positions in prior period		263
Gross decreases on tax positions in prior period		(52)
Lapse of statute of limitations		(445)
Balance at December 31, 2021	$	19,850

As of December 31, 2021, the Company had $20.1 million of uncertain tax positions, net of federal benefit that, if recognized, would affect the effective income tax rate. There are no reductions to uncertain tax positions anticipated in the next twelve months.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company’s statement of income and were $1.3 million for the period ended December 31, 2021. Accrued interest and penalties were $5.0 million as of December 31, 2021.

The Company’s open tax years are generally 2018 through 2021. The Company is under income tax examination for federal tax purposes for tax years 2011 through 2016 and certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Parent petitioned the U.S. Tax Court for a redetermination of IRS notices of deficiency for the Parent and certain of its subsidiaries (including the Company) for tax years 2011 through 2015 related to its Section 199 claims. These petitions resulted in the establishment of three cases before the U.S. Tax Court. The cases applicable to the Company are outlined below in the following paragraphs.

Case (1068-17) involves the Company related to tax years 2011 through 2013. The Petition was filed on January 13, 2017, and the Answer was filed on March 17, 2017. A protective order was entered on December 16, 2019. A bench trial was held remotely from May 24, 2021, to June 1, 2021. Post-trial briefing concluded during the third quarter of 2021. On March 31, 2022, the U.S. Tax Court issued its decision rejecting the Company’s basis for its Petition (the “Opinion”). A notice of appeal, which would lie before the U.S. Court of Appeals for the 10th Circuit, must be filed within 90 days of entry of the pending decision which will give effect to the Opinion. The Parent plans to appeal.

Case (23650-18) involves the Company related to tax years 2014 and 2015. The Petition was filed on November 29, 2018, and the Answer was filed on February 4, 2019. A trial judge was assigned

(in thousands, unless otherwise noted)

on April 24, 2019. An Amended Petition was filed on January 14, 2022, and the Answer to the Amended Petition was filed on February 23, 2022. Discovery is ongoing and joint status reports are filed every 180 days. The last status report was filed on June 1, 2022. The next status report is due on November 29, 2022. A trial date has not been established for this case.

(7) Commitments and Contingencies

Legal Proceedings

As of December 31, 2021, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2021, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

City of Providence

On April 18, 2014, the City of Providence, Rhode Island filed a securities class action lawsuit in the federal district court for the Southern District of New York (“Lower Court”) against Bats and Direct Edge Holdings LLC, as well as 14 other securities exchanges. The action purports to be brought on behalf of all public investors who purchased and/or sold shares of stock in the United States since April 18, 2009 on a registered public stock exchange (“Exchange Defendants”) or a U.S.-based alternate trading venue and were injured as a result of the alleged misconduct detailed in the complaint, which includes allegations that the Exchange Defendants committed fraud through a variety of business practices associated with, among other things, what is commonly referred to as high frequency trading. On May 2, 2014 and May 20, 2014, American European Insurance Company and Harel Insurance Co., Ltd. each filed substantially similar class action lawsuits against the Exchange Defendants which were ultimately consolidated with the City of Providence, Rhode Island securities class action lawsuit. On June 18, 2015, the Lower Court held oral argument on the pending Motion to Dismiss and thereafter, on August 26, 2015, the Lower Court issued an Opinion and Order granting Exchange Defendants’ Motion to Dismiss, dismissing the complaint in full. On September 24, 2015, Plaintiffs filed a Notice of Appeal with the Court of Appeals for the Second Circuit (“2nd Circuit”), seeking to appeal the August 26, 2015 dismissal opinion and order. On January 7, 2016, Plaintiffs filed their opening brief with the 2nd Circuit and on April 7, 2019, the Exchange Defendants filed their opposition brief with the 2nd Circuit. Oral argument was held on August 24, 2016. Following oral argument, the 2nd Circuit issued an order requesting that the SEC submit an amicus brief on

(in thousands, unless otherwise noted)

whether the Lower Court had jurisdiction and whether the Exchange Defendants have immunity in the claims alleged. The SEC filed its amicus brief with the 2nd Circuit on November 28, 2016 and Plaintiffs and the Exchange Defendants filed their respective supplemental response briefs on December 12, 2016. On December 19, 2017, the 2nd Circuit reversed the Lower Court's dismissal and remanded the case back to the Lower Court. On March 13, 2018, the 2nd Circuit denied the Exchange Defendants' motion for re-hearing. The Exchange Defendants filed their opening brief for their motion to dismiss May 18, 2018, Plaintiffs' response was filed June 15, 2018 and the Exchange Defendants' reply was filed June 29, 2018. On May 28, 2019, the Lower Court issued an opinion and order denying the Exchange Defendants' motion to dismiss. On June 17, 2019, the Exchange Defendants filed a motion seeking interlocutory appeal of the May 28, 2019 dismissal order, which was denied July 16, 2019. Exchange Defendants filed their answers on July 25, 2019. Targeted discovery regarding class certification and legal preclusion concluded on April 26, 2021. On May 28, 2021, (1) Plaintiffs filed a Motion for Class Certification, (2) Bats and NYSE filed a joint Motion for Summary Judgment on Grounds of Legal Preclusion and a joint Motion for Summary Judgment on Grounds of Lack of Article III Standing, and (3) Nasdaq filed a Motion for Summary Judgment for Legal Preclusion. Briefing on these dispositive motions concluded in December 2021. The parties also filed motions to exclude some of the other's experts. Oral argument regarding the joint Motion for Lack of Article III Standing and Exchange Defendant's motion to exclude the testimony of one of Plaintiffs' experts occurred on March 11, 2022. On March 28, 2022, the Lower Court entered an opinion and order dismissing all of Plaintiffs' claims, without prejudice, against the Exchange Defendants and ordered that judgment be entered for the Defendant Exchanges. On April 25, 2022, Plaintiffs filed a Notice of Appeal with the 2nd Circuit, seeking to appeal the March 28, 2022 dismissal order and the judgment entered against them. The Company is unable to estimate what, if any, liability may result from this litigation.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 6 ("Income Taxes").

(8) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2021 through June 10, 2022, the date the financial statements were issued.

On March 31, 2022, the U.S. Tax Court issued its decision (the "Opinion") rejecting the Parent's basis for its petition for a redetermination of IRS notices of deficiency for the Parent and certain of its subsidiaries (including the Company) for tax years 2011 through 2015 related to its Section 199 claims. A notice of appeal, which would lie before the U.S. Court of Appeals for the 10th Circuit, must

(in thousands, unless otherwise noted)

be filed within 90 days of entry of the pending decision which will give effect to the Opinion. The Parent plans to appeal.

As a result of the Opinion, the Company's Section 199 positions no longer meet the recognition threshold provided by ASC 740-10, and accordingly, on March 31, 2022, the Company increased its provision for income taxes in the amount of $2.8 million, including interest, in order to fully reserve for the aggregate amount of additional liabilities that the Company currently estimates would result from these cases if they were all decided against the Company.

See Note 6 (“Income Taxes”) and Note 7 (“Commitments and Contingencies”) for updates to legal proceedings that have occurred subsequent to December 31, 2021 through June 10, 2022, the date the financial statements were issued.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2021.

Exhibit K

Exhibit Request:

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions to this Form.**

Response:

Cboe BZX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc. Bats Global Markets Holdings, Inc. is the sole stockholder of the Exchange, and acquired its interest in the Exchange on August 18, 2008. Bats Global Markets Holdings, Inc. exercises "control" over the Exchange, as that term is defined in the Form 1 instructions.

Bats Global Markets Holdings, Inc. is wholly-owned by Cboe Bats, LLC (f/k/a CBOE V, LLC) Cboe Bats, LLC is the sole stockholder of Bats Global Markets Holdings, Inc. and acquired its interest in Bats Global Markets Holdings, Inc. on January 31, 2014. Cboe Bats, LLC exercises "control" over the Exchange, as the term is defined in the Form 1 instructions.

Cboe Bats, LLC is wholly-owned by Cboe Global Markets, Inc. Cboe Global Markets, Inc. is the sole member of Cboe Bats, LLC, and acquired its interest in Cboe Bats, LLC on September 23, 2016. Cboe Global Markets, Inc. exercises "control" over the Exchange, as that term is defined in the Form 1 instructions. Cboe Global Markets, Inc. exercises "control" over the Exchange, as that term is defined in the Form 1 instructions.

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,

2. Date of election to membership or acceptance as a participant, subscriber or other user,

3. Principal business address and telephone number,

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and

6. The class of membership, participation or subscription or other access.

Response:

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
78 North Investments ApS	8/24/2020	8/24/2020	8/24/2020	8/24/2020	NA	NA	Sponsored Participant	Vimmelskaftet 43 3rd Floor Copenhagen Denmark 1161	45 88707858	Proprietary Trading
ABN AMRO Clearing Chicago LLC	10/15/2008	10/1/2010	5/25/2010	5/27/2010	5/13/1985	9/24/2010	Member TPH	175 W Jackson Boulevard Suite 400 Chicago, IL 60604	312-604-8000	Clearing, Transact Business with the Public, Brokerage
ACS Execution Services, LLC	1/15/2016	1/15/2016	1/15/2016	1/15/2016	NA	NA	Member TPH	12 Broad Street 2nd Floor Red Bank, NJ 07701	732-204-8999	Proprietary Trading
Akuna Securities LLC	9/15/2015	NA	NA	8/14/2017	2/2/2012	2/12/2015	Member TPH	333 S Wabash Avenue Suite 2600 Chicago, IL 60604	312-994-4640	Market Maker, Proprietary Trading
Alpha Direct LLC	8/20/2015	8/20/2015	8/20/2015	8/20/2015	NA	NA	Sponsored Participant	533 2nd Street Encinitas, CA 92024	858-947-8650	Proprietary Trading
Alpha Trading, LP	10/24/2017	10/24/2017	10/24/2017	10/24/2017	NA	NA	Member TPH	640 W California Avenue Sunnyvale, CA 94086	408-990-1940	Market Maker, Proprietary Trading
Alpha Trading, LP	2/22/2019	2/22/2019	2/22/2019	2/22/2019	NA	NA	Sponsored Participant	640 W California Avenue Sunnyvale, CA 94086	408-990-1940	Market Maker, Proprietary Trading
Alpine Securities Corporation	11/3/2008	11/15/2010	NA	NA	NA	NA	Member TPH	39 Exchange Place Salt Lake City, UT 84111	801-355-5588	Agency
AMS Derivatives B.V.	8/14/2019	9/10/2019	9/10/2019	8/14/2019	12/1/2017	6/5/2019	Member TPH	Strawinskylann 3095 Amsterdam, 1077ZX Netherlands	31-020-708-7000	Proprietary Trading
Apex Clearing Corporation	6/5/2012	6/5/2012	6/5/2012	6/5/2012	6/6/2012	6/6/2012	Member TPH	One Dallas Center 350 N St. Paul, Suite 1300 Dallas, TX 75201	214-765-1055	Clearing, Transact Business with the Public
Archipelago Securities LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	353 N Clark Street Suite 3200 Chicago, IL 60654	312-836-6700	Limited Routing Facility of ICE affiliated Exchanges
Athena Capital Research, LLC	7/1/2009	10/20/2010	NA	NA	NA	NA	Sponsored Participant	440 9th Avenue 11th Floor New York, NY 10001	212-931-9056	Proprietary Trading
ATM Execution LLC dba Cowen Electronic	3/15/2012	3/15/2012	3/21/2012	3/21/2012	NA	NA	Member TPH	599 Lexington Avenue 21st Floor New York, NY 10022	646-562-1010	Public Customer Business
Axos Financial LLC	10/15/2009	NA	NA	NA	NA	NA	Member TPH	1200 Landmark Center 1299 Farnam Street Suite 800 Omaha, NE 68102	402-384-6100	Clearing Services
Barclays Capital Inc.	8/18/2008	10/1/2010	5/14/2010	5/14/2010	9/22/2008	10/6/2010	Member TPH	745 7th Avenue New York, NY 10019	212-526-7000	Clearing, Market Maker, Transact Business with the Public, Brokerage, Proprietary Trading
Bay Crest Partners, LLC	10/15/2008	NA	5/25/2010	5/27/2010	NA	NA	Member TPH	40 Wall Street 42nd Floor New York, NY 10005	212-480-1400	Agency
Belvedere Trading LLC	11/1/2011	3/1/2012	11/29/2011	10/16/2018	1/3/2005	4/4/2011	Member TPH	10 S Riverside Plaza Suite 2100 Chicago, IL 60606	312-893-3750	Market Maker, Proprietary Trading
BGC Financial, LP	8/17/2009	NA	NA	NA	NA	NA	Member TPH	One Seaport Plaza 19th Floor New York, NY 10038	646-346-7000	Agency
Black Edge Securities LLC	NA	NA	NA	NA	10/16/2020	NA	Member TPH	811 W. Fulton Market Ste. 400 Chicago, IL 60607	608-213-4825	Market Maker
Bluefin Capital Management, LLC	8/3/2009	6/1/2015	9/27/2013	8/13/2013	4/27/2009	NA	Member TPH	3 Park Avenue 37th Floor New York, NY 10016	212-457-9150	Market Maker, Proprietary Trading
BMO Capital Markets Corp.	8/18/2008	11/15/2010	7/15/2014	7/15/2014	10/8/2013	11/15/2013	Member TPH	3 Times Square New York, NY 10036	212-885-4000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
BNP Paribas Securities Corp.	8/18/2008	9/15/2010	5/25/2010	5/27/2010	1/5/2005	10/15/2010	Member TPH	787 7th Avenue New York, NY 10019	212-841-2000	Clearing, Order Flow Provider, Proprietary Trading, Transact Business with the Public
BNY Mellon Capital Markets, LLC	NA	NA	NA	1/17/2017	NA	NA	Member TPH	101 Barclay Street New York, NY 10286	212-815-4972	Market Maker
Boerboel Capital LLC	11/17/2017	8/27/2019	8/27/2019	8/27/2019	2/1/2017	NA	Member TPH	300 N LaSalle Street Suite 2060 Chicago, IL 60654	708-967-6843	Market Maker
Boerboel Capital LLC	1/30/2019	1/30/2019	1/30/2019	1/30/2019	NA	NA	Sponsored Participant	300 N LaSalle Street Suite 2060 Chicago, IL 60654	708-967-6843	Market Maker
Boerboel Trading LP	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant	Maples Corporate Services PO Box 309, Ugland House Cayman Islands KYI-1104	44-203-621-0363	Proprietary Trading
Boerboel Trading LP	5/25/2021	5/25/2021	5/25/2021	5/25/2021	NA	NA	Sponsored Participant	Maples Corporate Services PO Box 309, Ugland House Cayman Islands KYI-1104	44-203-621-0363	Proprietary Trading
BofA Securities, Inc.	9/19/2018	9/19/2018	9/19/2018	9/19/2018	5/13/2019	5/13/2019	Member TPH	One Bryant Park New York, NY 10036	201-671-5685	Clearing Services, Firm Proprietary Trading, Public Customer Business
BOLT-X LLC	8/18/2008	10/1/2010	5/25/2010	5/27/2010	1/2/2008	NA	Member TPH	350 N Orleans Street Suite 2N Chicago, IL 60654	312-244-5400	Order Flow Provider, Transact Business with the Public, Brokerage
BTIG, LLC	8/18/2008	11/15/2010	5/25/2010	5/27/2010	2/10/2022	NA	Member TPH	600 Montgomery Street 6th Floor San Francisco, CA 94111	415-248-2200	Market Maker
C&C Trading LLC	8/18/2008	10/11/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	71 Arch Street 1st Floor Greenwich, CT 06830	212-706-1227	Proprietary Trading
Canaccord Genuity LLC	10/1/2013	10/1/2013	6/10/2010	6/10/2010	NA	NA	Member TPH	535 Madison Avenue New York, NY 10022	212-389-8000	Market Maker
Canadian Imperial Holdings, Inc.	10/15/2008	11/15/2010	NA	NA	NA	NA	Sponsored Participant	300 Madison Avenue 5th Floor New York, NY 10017	212-856-3877	Proprietary Trading
Cantor Fitzgerald & Co.	10/23/2008	2/13/2015	5/25/2010	5/27/2010	NA	NA	Member TPH	110 E 59th Street 4th Floor New York, NY 10022	212-938-5000	Agency, Institutional Trading
Capital Institutional Services, Inc.	8/18/2008	NA	5/25/2010	5/27/2010	NA	NA	Member TPH	1700 Pacific Avenue Suite 1100 Dallas, TX 75201	214-720-0055	Agency
Cardinal Capital Management, LLC	1/24/2019	NA	NA	NA	10/1/2007	NA	Member TPH	141 W Jackson Boulevard Suite 2200A Chicago, IL 60604	312-477-8400	Market Maker/Proprietary
Casey Securities LLC	NA	NA	NA	11/11/2021	8/3/2020	NA	Member TPH	One Montgomery Street 2nd Floor San Francisco, CA 94104	415-954-5590	Electronic Execution, Transact Business with the Public
Cboe Trading, Inc.	10/23/2008	9/1/2010	5/14/2010	5/14/2010	7/26/2019	4/18/2018	Member TPH	8050 Marshall Drive Suite 120 Lenexa, KS 66214	913-815-7000	Limited Routing Facility of Cboe affiliated Exchanges
CF Global Trading, LLC	10/23/2008	1/3/2011	NA	NA	NA	NA	Member TPH	60 E 42nd Street Suite 1455 New York, NY 10165	212-888-4711	Market Maker
Charles Schwab & Co., Inc.	NA	NA	NA	4/3/2017	NA	NA	Member TPH	211 Main Street San Francisco, CA 94105	415-636-7000	Clearing, Transact Business with the Public
Chimera Securities, LLC	11/17/2017	11/27/2017	11/27/2017	11/17/2017	NA	NA	Sponsored Participant	27 Union Square West 4th Floor New York, NY 10003	646-597-6145	Proprietary Trading

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
CIBC World Markets Corp.	8/18/2008	11/15/2010	NA	NA	2/14/1973	NA	Member TPH	425 Lexington Avenue New York, NY 10017	212-856-4000	Clearing, Transact Business with the Public
Citadel Securities LLC	10/23/2008	10/1/2010	5/14/2010	5/14/2010	4/17/2002	10/7/2010	Member TPH	131 S Dearborn Street 32nd Floor Chicago, IL 60603	312-395-2100	Market Maker, Order Flow Provider, Brokerage
Citigroup Global Markets Inc.	9/24/2008	12/15/2010	5/25/2010	5/27/2010	5/2/2011	6/3/2019	Member TPH	390-388 Greenwich Street New York, NY 10013	212-816-6000	Clearing, Proprietary Trading, Transact Business with the Public
Clarksons Platou Securities, Inc.	NA	NA	1/15/2015	NA	NA	NA	Member TPH	280 Park Avenue 21st Floor New York, NY 10017	212-317-7080	Public Customer Business
Clear Street Markets, LLC	7/16/2012	7/16/2012	8/20/2012	8/20/2012	6/6/2012	3/22/2019	Member TPH	55 Broadway Suite 2102 New York, NY 10006	646-738-4066	Market Maker, Proprietary Trading
Clear Street, LLC	3/18/2019	8/14/2019	8/14/2019	8/14/2019	NA	NA	Member TPH	55 Broadway Suite 2102 New York, NY 10006	646-738-4068	Public Customer Business, Clearing, Proprietary Trading
Clearpool Execution Services, LLC	5/15/2014	5/15/2014	6/16/2014	6/16/2014	NA	NA	Member TPH	17 State Street 38h Floor New York, NY 10004	212-531-8500	Public Customer Business
CMT Fund XXV Limited	7/2/2012	7/2/2012	NA	NA	NA	NA	Sponsored Participant	500 W Monroe Street Suite 2630 Chicago, IL 60661	312-320-7897	Agency
CODA Markets, Inc.	10/15/2008	10/4/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	2624 Patriot Boulevard Glenview, IL 60026	224-521-2700	ATS
Cognitive Capital, LLC	NA	NA	NA	NA	5/13/2004	NA	Member TPH	141 W Jackson Boulevard Suite 1620 Chicago, IL 60604	312-431-0400	Proprietary Trading
Comhar Capital Markets, LLC	2/27/2017	12/13/2019	12/13/2019	NA	NA	NA	Member TPH	311 S Wacker Drive Suite 2280A Chicago, IL 60606	872-205-0190	Proprietary Trading
Consolidated Trading, LLC	NA	NA	NA	NA	1/2/2002	NA	Member TPH	71 S Wacker Drive Suite 2300 Chicago, IL 60606	312-360-7300	Market Maker
Cowen and Company, LLC	8/18/2008	10/7/2010	5/14/2010	5/14/2010	NA	NA	Member TPH	599 Lexington Avenue 20th Floor New York, NY 10022	646-562-1010	Market Maker
Credit Suisse Securities (USA) LLC	9/3/2008	10/1/2010	5/25/2010	5/27/2010	8/14/1981	10/8/2010	Member TPH	11 Madison Avenue New York, NY 10010	212-325-2000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Critical Trading, LLC	7/1/2014	NA	NA	NA	NA	NA	Member TPH	120 W 45th Street 15th Floor New York, NY 10036	646-918-0529	Market Maker, Proprietary Trading
CTC, LLC	3/15/2018	NA	NA	NA	3/25/1998	3/3/2011	Member TPH	440 S LaSalle Street 4th Floor Chicago, IL 60605	312-863-8000	Market Maker
Cutler Group, LP	4/1/2010	10/6/2010	NA	10/16/2015	4/5/1999	5/4/2021	Member TPH	101 Montgomery Street Suite 700 San Francisco, CA 94104	415-293-3956	Market Maker, Proprietary Trading
Dash Financial Technologies LLC	10/23/2008	7/2/2012	6/9/2010	6/9/2010	5/19/2000	9/30/2010	Member TPH	311 S Wacker Drive Suite 1000 Chicago, IL 60606	312-986-2006	Clearing, Floor Broker, Order Flow Provider, Transact Business with the Public, Brokerage
DriveWealth Institutional LLC	3/30/2022	3/30/2022	3/30/2022	3/30/2022	NA	NA	Member TPH	15 Exchange Place Suite 1110 Jersey City, NJ 11694	201-207-1200	Principal Facilitation/Clearing Services
DRW Commodities LLC	8/6/2020	8/6/2020	8/6/2020	8/6/2020	NA	NA	Sponsored Participant	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1000	Proprietary Trading
DRW Europe B.V.	12/14/2020	12/14/2020	12/14/2020	12/14/2020	NA	NA	Sponsored Participant	540 W Madison Street Suite 2500 Chicago, IL 60661	44-207-031-1369	Proprietary Trading
DRW Execution Services, LLC	11/19/2019	11/19/2019	11/19/2019	11/19/2019	NA	NA	Member TPH	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1090	Proprietary Trading
DRW Global Markets Ltd.	2/22/2019	2/22/2019	4/8/2019	4/8/2019	NA	NA	Sponsored Participant	540 W. Madison Suite 2500 Chicago, IL 60661	312-542-1193	Proprietary Trading
DRW Global Markets Ltd.	12/2/2019	12/2/2019	12/2/2019	12/2/2019	NA	NA	Sponsored Participant	540 W. Madison Suite 2500 Chicago, IL 60661	312-542-1193	Proprietary Trading
DRW Investments, LLC	2/18/2021	NA	NA	NA	NA	NA	Sponsored Participant	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1223	Proprietary Trading
DRW Securities, LLC	9/1/2009	11/1/2010	5/25/2010	5/27/2010	11/23/1998	1/22/2016	Member TPH	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1000	Market Maker, Proprietary Trading
DRW Singapore Ltd.	10/4/2021	NA	NA	10/4/2021	NA	NA	Sponsored Participant	8 Marina View Asia Square Tower 1 | #32-05 Singapore 018960	312-542-1005	Proprietary Trading
DRW Singapore Ltd.	11/19/2018	NA	NA	11/19/2018	NA	NA	Sponsored Participant	8 Marina View Asia Square Tower 1 | #32-05 Singapore 018960	312-542-1005	Proprietary Trading
DV Equities, LLC	NA	NA	NA	NA	8/30/2021	NA	Member TPH	216 W. Jackson Blvd. - 3rd Floor; Chicago, IL 60606	312-837-0649	Market Maker, Proprietary Trading
Dynamic Technology Lab Pte. Ltd.	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant	07-00, 178 Clemenceau Avenue Singapore 239926	656-610-4693	Proprietary Trading
E D & F Man Capital Markets Inc.	NA	NA	NA	NA	3/1/2019	6/7/2019	Member TPH	140 E. 45th Street 10th Floor New York, NY 10017	212-618-2800	Clearing, Public Customer Business
E*TRADE Securities LLC	NA	NA	NA	6/10/2010	NA	NA	Member TPH	11 Times Square 32nd Floor New York, NY 10036	646-521-4300	Public Customer Business
Electronic Transaction Clearing, Inc.	10/23/2008	9/1/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	660 S Figueroa Street Los Angeles, CA 90017	949-533-1885	Market Maker
Electronic Transaction Clearing, Inc.	5/7/2021	5/7/2021	5/7/2021	5/7/2021	NA	NA	Sponsored Participant	660 S Figueroa Street Los Angeles, CA 90017	949-533-1885	Market Maker
Elequin Securities LLC	12/28/2021	NA	NA	NA	12/27/2021	NA	Member TPH	1359 Broadway New York, NY 10018	646-475-6430	Proprietary Trading
Evercore Group LLC	NA	NA	5/10/2017	NA	NA	NA	Member TPH	55 E 52nd Street New York, NY 10055	212-857-3100	Public Customer Business
FIS Brokerage & Securities Services LLC	8/18/2008	10/1/2010	5/6/2010	5/6/2010	NA	NA	Member TPH	2100 Enterprise Avenue Geneva, IL 60134	630-482-7100	Agency
Flow Traders U.S. Institutional Trading LLC	NA	NA	6/1/2016	NA	NA	NA	Member TPH	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Riskless Principal
Flow Traders U.S. LLC	10/1/2009	8/1/2012	2/28/2014	2/28/2014	NA	NA	Member TPH	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Proprietary Trading
G1 Execution Services, LLC	8/18/2008	12/1/2010	4/17/2010	4/17/2010	NA	NA	Member TPH	175 W Jackson Boulevard Suite 1700 Chicago, IL 60604	312-362-0404	Market Maker
Gelber Securities, LLC	NA	NA	NA	NA	3/19/2021	NA	Member TPH	350 N. Orleans Suite 7N Chicago, IL 60654	312-408-6659	Market Maker, Proprietary Trading

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Geneva Stock, LLC	NA	NA	NA	NA	4/6/2001	NA	Member TPH	440 S LaSalle Street Suite 1711 Chicago, IL 60605	312-362-4404	Market Maker
Global Execution Brokers, LP	2/1/2010	10/5/2010	12/1/2015	10/15/2015	12/23/2003	9/24/2010	Member TPH	401 City Avenue Bala Cynwyd, PA 19004	610-617-2600	Floor Broker, Transact Business with the Public, Brokerage
Goldman Sachs & Co. LLC	10/23/2008	10/12/2010	5/14/2010	5/14/2010	2/21/1973	10/8/2010	Member TPH	200 West Street New York, NY 10282	212-902-1000	Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage
Gordon, Haskett Capital Corporation	NA	NA	NA	5/2/2016	NA	NA	Member TPH	441 Lexington Avenue 10th Floor New York, NY 10017	212-883-0600	Agency, Institutional Trading
Great Point Capital LLC	10/27/2020	10/27/2020	10/27/2020	10/27/2020	NA	NA	Sponsored Participant	200 W. Jackson Blvd. Suite 1000 Chicago, IL 60606	312-356-4401	Proprietary Trading
Group One Trading, LP	6/2/2015	NA	NA	9/29/2015	11/23/1994	9/11/2020	Member TPH	425 S Financial Place Suite 3400 Chicago, IL 60605	312-347-8864	Market Maker, Proprietary Trading
GTS Securities LLC	12/17/2013	5/1/2012	6/2/2014	6/2/2014	11/29/2019	2/25/2020	Member TPH	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2830	Market Maker, Proprietary Trading
Hainey Investments Limited	6/16/2014	NA	NA	NA	NA	NA	Sponsored Participant	Themistoki Dervi 41 #806-807 Nicosia, Cyprus	704-248-8221	Proprietary Trading
HAP Trading LLC	10/1/2009	11/15/2010	NA	6/2/2010	3/16/2001	NA	Member TPH	395 Hudson Street Suite 701 New York, NY 10014	212-380-5100	Market Maker, Proprietary Trading
HAP Trading LLC	1/8/2020	1/8/2020	1/8/2020	1/8/2020	NA	NA	Sponsored Participant	395 Hudson Street Suite 701 New York, NY 10014	212-380-5100	Proprietary Trading
Headlands Technologies LLC	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant	155 N. Wacker Drive, Suite 1900 Chicago, IL 60606	312-601-8649	Proprietary Trading
Hehmeyer, LLC	10/3/2016	10/3/2016	10/3/2016	10/3/2016	NA	NA	Sponsored Participant	601 S LaSalle Street 2nd Floor Chicago, IL 60605	312-327-4112	Proprietary Trading
Henning-Carey Proprietary Trading, LLC	8/15/2012	NA	NA	NA	NA	NA	Sponsored Participant	141 W Jackson Boulevard Suite 1801 Chicago, IL 60604	312-789-8764	Proprietary Trading
Highbridge Capital Management, LLC	10/23/2008	NA	NA	NA	NA	NA	Sponsored Participant	9 West 57th Street 27th Floor New York, NY 10019	212-287-4900	Proprietary Trading
Hilltop Securities Inc.	10/23/2008	9/1/2010	NA	5/21/2013	10/1/2010	NA	Member TPH	1201 Elm Street Suite 3500 Dallas, TX 75270	214-859-1800	Clearing, Transact Business with the Public
HRT Financial LP	2/1/2010	10/1/2010	5/18/2010	5/18/2010	1/24/2011	1/24/2011	Member TPH	3 World Trade Center 175 Greenwich Street, 76th Floor New York, NY 10007	212-293-1444	Proprietary Trading
HSBC Securities (USA) Inc.	4/3/2017	4/3/2017	4/3/2017	4/3/2017	11/21/2005	NA	Member TPH	452 Fifth Avenue New York, NY 10018	224-880-7116	Clearing, Transact Business with the Public
IBKR Securities Services LLC	NA	NA	NA	NA	12/27/1996	12/15/2010	Member TPH	One Pickwick Plaza Suite 200 Greenwich, CT 06830	203-618-5800	Clearing, Market Maker
IEX Services LLC	10/1/2013	10/1/2013	9/24/2013	9/24/2013	NA	NA	Member TPH	4 World Trade Center 44th Floor New York, NY 10007	646-343-2000	Limited Routing Facility of IEX affiliated Exchanges
IMC-Chicago LLC dba IMC Financial Markets	8/18/2008	10/1/2010	5/25/2010	5/27/2010	7/5/2000	9/24/2010	Member TPH	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
IMC-Chicago LLC dba IMC Financial Markets	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
Industrial and Commercial Bank of China Financial Services LLC	5/15/2014	5/15/2014	NA	NA	NA	NA	Member TPH	1633 Broadway 28th Floor New York, NY 10019	212-993-7300	Clearing Services
Instinet LLC	8/18/2008	9/1/2010	5/14/2010	5/14/2010	12/29/2009	10/6/2010	Member TPH	Worldwide Plaza 309 W 49th Street New York, NY 10019	212-310-9500	Clearing, Transact Business with the Public, Brokerage
Interactive Brokers Corp.	NA	NA	NA	NA	4/21/2009	10/6/2010	Member TPH	8 Greenwich Office Park Greenwich, CT 06831	203-618-5700	Floor Broker, Brokerage
Interactive Brokers LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	One Pickwick Plaza 2nd Floor Greenwich, CT 06830	203-618-5710	Full Service
J.P. Morgan Securities LLC	8/18/2008	9/15/2010	5/14/2010	5/14/2010	10/29/1985	11/18/2010	Member TPH	383 Madison Avenue New York, NY 10179	212-272-2000	Clearing, Transact Business with the Public
Jane Street Capital, LLC	5/1/2009	11/15/2010	5/14/2010	5/14/2010	9/4/2012	1/2/2019	Member TPH	250 Vesey Street 5th Floor New York, NY 10281	646-759-6000	Market Maker, Proprietary Trading
Jane Street Execution Services LLC	1/24/2019	1/24/2019	1/24/2019	1/24/2019	NA	NA	Member TPH	250 Vesey Street 6th Floor New York, NY 10281	646-759-6381	Proprietary Trading
Jane Street Options, LLC	4/15/2016	NA	NA	11/9/2018	5/2/2005	1/2/2019	Member TPH	250 Vesey Street 5th Floor New York, NY 10281	646-759-6000	Market Maker
Jefferies Investment Advisers	7/1/2011	7/15/2011	NA	NA	NA	NA	Sponsored Participant	520 Madison Avenue New York, NY 10022	212-323-3993	Full Service
Jefferies LLC	10/23/2008	10/19/2010	5/25/2010	5/27/2010	7/9/2012	7/18/2012	Member TPH	520 Madison Avenue New York, NY 10022	212-284-2300	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
JNK Securities Corp.	11/17/2008	11/15/2010	NA	NA	NA	NA	Member TPH	140 E 45th Street 27th Floor New York, NY 10017	212-885-6300	Agency
Juliet Group, LLC	3/1/2011	3/1/2011	NA	NA	NA	NA	Sponsored Participant	240 E 35th Street #3A New York, NY 10016	646-360-0595	Proprietary Trading
Juliet Labs, LLC	9/20/2017	9/20/2017	9/20/2017	9/20/2017	NA	NA	Sponsored Participant	1 Northside Piers Suite 14H Brooklyn, NY 11249	646-360-0595	Proprietary Trading
Jump Trading, LLC	8/18/2008	10/1/2010	5/14/2010	5/14/2010	4/2/2012	NA	Member TPH	600 W Chicago Avenue Suite 825 Chicago, IL 60654	312-205-8900	Market Maker, Proprietary Trading
Keefe, Bruyette & Woods, Inc.	8/18/2008	12/1/2010	6/8/2010	6/8/2010	NA	NA	Member TPH	787 7th Avenue New York, NY 10019	212-887-7777	Agency
Lakeshore Securities, LP	NA	NA	NA	NA	1/24/1983	NA	Member TPH	401 S LaSalle Street Suite 1000 Chicago, IL 60605	312-663-1307	Clearing, Floor Broker, Market Maker, Transact Business with the Public
Lamberson Capital LLC	NA	NA	NA	NA	3/23/2016	NA	Member TPH	71 S Wacker Drive Suite 2300 Chicago, IL 60606	312-360-7300	Market Maker
Lampost Capital LC	NA	NA	NA	1/19/2021	NA	NA	Member TPH	1900 Glades Road Suite 205 Boca Raton, FL 33431	561-883-0454	Wholesale Execution
Latour Trading LLC	8/17/2009	10/1/2010	5/26/2010	5/27/2010	4/8/2011	NA	Member TPH	377 Broadway 10th Floor New York, NY 10013	917-388-8000	Proprietary Trading
LEK Securities Corporation	8/18/2008	10/1/2010	5/26/2010	5/27/2010	1/9/2001	9/24/2010	Member TPH	1 Liberty Plaza 165 Broadway, 52nd Floor New York, NY 10006	212-509-2300	Clearing, Transact Business with the Public

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Lightspeed Financial Services Group LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	1001 Avenue of the Americas 16th Floor New York, NY 10018	212-824-5000	Transact Business with the Public
Lime Trading Corp.	8/18/2020	8/18/2020	8/18/2020	8/18/2020	NA	NA	Member TPH	1 Penn Plaza, 16th Floor New York, NY 10119	310-947-9044	Public Customer Business
Macquarie Capital (USA) Inc.	12/1/2009	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	125 W 55th Street Level 22 New York, NY 10019	212-231-1000	Agency
Marathon Trading Group LLC	2/13/2015	NA	NA	NA	1/30/2013	NA	Member TPH	100 Matsonford Road Building 2, Suite 107 Wayne, PA 19087	610-254-4890	Market Maker, Proprietary Trading
Matrix Executions, LLC	8/18/2008	11/15/2010	NA	11/12/2015	2/1/2008	10/26/2010	Member TPH	601 S LaSalle Street Suite 300 Chicago, IL 60605	312-334-8000	Transact Business with the Public, Brokerage
Merrill Lynch Professional Clearing Corp.	8/18/2008	10/5/2010	5/14/2010	5/14/2010	4/8/1985	9/24/2010	Member TPH	One Bryant Park, 6th Floor NY1-100-06-01 New York, NY 10036	646-743-1295	Clearing, Brokerage, Transact Business with the Public
Merrill Lynch, Pierce, Fenner & Smith Incorporated	8/18/2008	10/4/2010	5/14/2010	5/14/2010	4/25/1973	NA	Member TPH	One Bryant Park New York, NY 10036	800-637-7455	Clearing, Transact Business with the Public, Brokerage, Market Maker, Proprietary Trading
Mint Global Markets, Inc.	NA	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	1717 Route 6 Suite 102 Carmel, NY 10512	800-874-3039	Agency
Mizuho Securities USA, LLC	6/1/2010	1/3/2011	NA	NA	NA	NA	Member TPH	320 Park Avenue 12th Floor New York, NY 10022	212-209-9300	Agency
Morgan Stanley & Co. LLC	10/23/2008	9/1/2010	5/14/2010	5/14/2010	8/20/1980	9/24/2010	Member TPH	1585 Broadway New York, NY 10036	212-761-4000	Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage
Nasdaq Execution Services, LLC	8/19/2008	9/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	One Liberty Plaza 165 Broadway New York, NY 10006	212-231-5100	Limited Routing Facility of Nasdaq affiliated Exchanges
National Bank of Canada Financial Inc.	2/18/2022	2/18/2022	NA	NA	NA	NA	Member TPH	The Park Tower 65 E. 55th Street, 8th Floor New York, NY 10022	212-546-7663	Proprietary Trading
National Financial Services LLC	10/23/2008	10/4/2010	5/26/2010	5/27/2010	10/8/1987	4/16/2012	Member TPH	200 Seaport Boulevard Boston, MA 02210	617-563-7000	Clearing, Floor Broker, Transact Business with the Public
National Securities Corporation	7/1/2009	NA	NA	NA	NA	NA	Member TPH	One Union Square 600 University Street, Suite 2900 Seattle, WA 98101	206-622-7200	Agency
Needham & Company, LLC	10/23/2008	10/1/2010	NA	NA	NA	NA	Member TPH	445 Park Avenue New York, NY 10022	212-371-8300	Market Maker
Nomura Securities International, Inc.	10/23/2008	10/1/2010	5/26/2010	5/27/2010	9/1/2009	11/16/2010	Member TPH	Worldwide Plaza 309 W 49th Street New York, NY 10019	212-667-9000	Clearing, Transact Business with the Public, Proprietary Trading
Old Mission Capital, LLC	4/16/2012	4/16/2012	4/25/2012	4/25/2012	9/27/2017	NA	Member TPH	314 W Superior Suite 200 Chicago, IL 60654	312-260-3031	Market Maker
Old Mission Markets LLC	NA	NA	12/13/2019	NA	NA	NA	Member TPH	314 W Superior Suite 200 Chicago, IL 60654	312-260-3044	Public Customer Business
Oppenheimer & Co. Inc.	NA	NA	NA	NA	5/17/1973	NA	Member TPH	85 Broad Street 22nd, 24th Floors New York, NY 10004	212-668-8000	Clearing, Transact Business with the Public
Optiver US, LLC	6/15/2009	NA	NA	5/30/2018	6/1/2005	9/24/2010	Member TPH	130 E Randolph Street 14th Floor Chicago, IL 60601	312-821-9500	Market Maker
Oscar Gruss & Son Incorporated	8/7/2017	NA	NA	NA	NA	NA	Member TPH	430 Park Avenue 6th Floor New York, NY 10022	212-419-4000	Agency
PEAK6 Capital Management LLC	8/1/2014	NA	NA	2/1/2016	12/2/1997	NA	Member TPH	141 W Jackson Boulevard Suite 500 Chicago, IL 60604	312-444-8000	Proprietary Trading
Pershing LLC	8/18/2008	9/15/2010	5/26/2010	5/27/2010	2/21/1973	9/28/2010	Member TPH	One Pershing Plaza Jersey City, NJ 07399	201-413-2000	Clearing, Transact Business with the Public
Phillip Capital Inc.	NA	NA	NA	11/27/2017	NA	NA	Member TPH	141 W Jackson Boulevard Suite 3050 Chicago, IL 60604	312-356-9001	Clearing Services
Pictet Overseas Inc.	6/1/2015	6/1/2015	5/26/2010	5/27/2010	NA	NA	Member TPH	1000 de la Gauchetiere West Suite 3100 Montreal, Quebec H3B 4W5	514-288-8161	Agency
Piper Sandler & Co.	10/15/2008	11/15/2012	5/14/2010	5/14/2010	NA	NA	Member TPH	800 Nicollet Mall Minneapolis, MN 55402	612-303-6000	Market Maker
Prime Capital Markets LLC	NA	NA	NA	NA	4/15/2021	NA	Member TPH	111 W Jackson Boulevard Suite 1310 Chicago, IL 60604	312-986-7430	Proprietary Trading
Puma Capital, LLC	NA	NA	6/15/2016	6/15/2016	NA	NA	Member TPH	287 Bowman Avenue 3rd Floor Purchase, NY 10577	212-269-4100	Market Maker, Proprietary Trading
Pundion LLC	2/27/2017	2/27/2017	2/27/2017	2/27/2017	NA	NA	Member TPH	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary Trading
Pundion LLC	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary Trading
Quantbot Technologies LP	3/27/2018	3/27/2018	3/27/2018	3/27/2018	NA	NA	Sponsored Participant	369 Lexington Avenue New York, NY 10017	212-622-6510	Proprietary Trading
Quantlab Brokerage, LLC	12/9/2019	12/9/2019	12/9/2019	12/9/2019	NA	NA	Member TPH	3 Greenway Plaza Suite 200 Houston, TX 77046	713-333-3704	Public Customer Business
Quiet Light Securities, LLC	NA	NA	NA	NA	5/1/2001	NA	Member TPH	141 W Jackson Boulevard Suite 2020A Chicago, IL 60604	312-431-0573	Market Maker, Proprietary Trading
Radix Trading LLC	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant	353 N Clark Street Suite 3200 Chicago, IL 60654	773-377-8080	Research Firm
RBC Capital Markets, LLC	9/18/2008	10/14/2010	5/14/2010	5/14/2010	11/24/1993	10/19/2010	Member TPH	3 World Financial Center 200 Vesey Street New York, NY 10281	212-858-7000	Clearing, Proprietary Trading, Transact Business with the Public
Robert W. Baird & Co. Incorporated	10/23/2008	1/3/2011	NA	NA	NA	NA	Member TPH	777 E Wisconsin Avenue Milwaukee, WI 53202	414-765-3500	Market Maker
Rosenblatt Securities Inc.	8/18/2008	NA	NA	NA	NA	NA	Member TPH	40 Wall Street 59th Floor New York, NY 10005	212-607-3100	Agency
Roth Capital Partners, LLC	8/18/2008	NA	NA	NA	NA	NA	Member TPH	888 San Clemente Suite 400 Newport Beach, CA 92660	949-720-5700	Market Maker
RQD* Clearing, LLC	6/15/2011	NA	NA	10/1/2015	4/12/2005	9/24/2010	Member TPH	111 W Jackson Boulevard 20th Floor Chicago, IL 60604	312-692-5000	Clearing, Brokerage
Safra Securities LLC	NA	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	546 5th Avenue New York, NY 10036	212-704-5500	Market Maker
SageTrader, LLC	3/1/2016	6/5/2017	6/5/2017	6/1/2016	NA	NA	Member TPH	340 Pine Street Suite 501 San Francisco, CA 94104	415-293-3894	Public Customer Business

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
SAL Equity Trading, GP	9/3/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-3000	Agency, Institutional Trading
Sanford C. Bernstein & Co, LLC	9/10/2008	10/21/2010	5/26/2010	5/27/2010	8/13/2013	NA	Member TPH	1345 Avenue of the Americas New York, NY 10105	212-969-1000	Clearing, Proprietary Trading, Transact Business with the Public
Santander Investment Securities Inc.	4/15/2009	1/3/2011	NA	NA	NA	NA	Member TPH	45 E 53rd Street New York, NY 10022	212-350-3500	Institutional Trading
Scientech Master Fund, Ltd.	4/21/2021	4/21/2021	4/21/2021	4/21/2021	NA	NA	Sponsored Participant	101 Hudson Street Suite 2177 Jersey City, NJ 07302	201-253-5141	Proprietary Trading
Scotia Capital (USA) Inc.	3/2/2009	9/15/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	250 Vesey Street New York, NY 10281	212-225-6500	Institutional Trading
Sea Otter Securities Group LLC	10/9/2018	10/9/2018	NA	10/9/2018	NA	NA	Sponsored Participant	107 Grand Street 7th Floor New York, NY 10013	646-762-9972	Proprietary Trading
SG Americas Securities, LLC	9/17/2008	11/15/2011	5/14/2010	5/14/2010	4/23/2004	1/2/2015	Member TPH	245 Park Avenue New York, NY 10167	212-278-6000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Simplex Trading, LLC	3/16/2015	NA	NA	4/13/2017	8/12/2010	3/1/2017	Member TPH	230 S LaSalle Street Suite 4-100 Chicago, IL 60604	312-360-2440	Market Maker, Proprietary Trading
SMBC Nikko Securities America, Inc.	8/7/2017	8/7/2017	8/7/2017	8/7/2017	NA	NA	Member TPH	277 Park Avenue 5th Floor New York, NY 10172	212-224-5039	Institutional Trading
SogoTrade, Inc.	NA	NA	NA	6/19/2017	NA	NA	Member TPH	11 Broadway Suite 514 New York, NY 10004	646-885-6486	Public Customer Business
Squarepoint Ops LLC	6/12/2020	6/12/2020	6/12/2020	6/12/2020	NA	NA	Sponsored Participant	250 W 55th Street 32nd Floor New York, NY 10019	646-868-1508	Proprietary Trading
SRT Securities LLC	NA	5/18/2020	NA	NA	10/27/1995	9/24/2010	Member TPH	666 5th Avenue 14th Floor New York, NY 10103	212-841-4567	Floor Broker, Transact Business with the Public, Brokerage
Stifel, Nicolaus & Company, Incorporated	8/18/2008	NA	6/2/2010	6/2/2010	NA	NA	Member TPH	501 N Broadway St. Louis, MO 63102	314-342-2000	Agency
Sumo Capital, LLC	7/15/2013	NA	NA	10/15/2015	3/3/2008	NA	Member TPH	440 S LaSalle Street Suite 2101 Chicago, IL 60605	312-324-0326	Market Maker, Proprietary Trading
SumRidge Partners, LLC	NA	NA	NA	12/27/2017	NA	NA	Member TPH	111 Town Square Place Suite 320 Jersey City, NJ 07310	201-898-2520	Proprietary Trading
Susquehanna Financial Group, LLLP	9/3/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	800-825-9550	Agency, Institutional Trading
Susquehanna Investment Group	NA	NA	NA	NA	5/1/1987	NA	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2600	Market Maker
Susquehanna Securities, LLC	10/15/2014	10/15/2014	10/15/2014	10/15/2014	4/4/1994	9/24/2010	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2600	Market Maker, Proprietary Trading
SVB Leerink LLC	8/18/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	1 Federal Street 37th Floor Boston, MA 02110	617-918-4900	Agency
TD Ameritrade Clearing, Inc.	5/3/2011	5/3/2011	NA	5/27/2010	NA	NA	Member TPH	200 S 108th Avenue Omaha, NE 68154	800-669-3900	Public Customer Business, Clearing Services
Telsey Advisory Group, LLC	1/24/2011	8/15/2014	NA	NA	NA	NA	Member TPH	555 5th Avenue 7th Floor New York, NY 10017	212-973-9700	Public Customer Business
Tewksbury Investment Fund, Ltd.	10/23/2008	11/15/2010	NA	NA	NA	NA	Sponsored Participant	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	212-310-7076	Proprietary Trading
Themis Trading LLC	8/18/2008	10/1/2010	NA	NA	NA	NA	Member TPH	10 Town Square Suite 100 Chatham, NJ 07928	973-665-9600	Agency
ThinkTrade, LLC	2/1/2010	10/20/2010	1/9/2015	1/9/2015	NA	NA	Sponsored Participant	2210 Encintas Boulevard Suite I Encintas, CA 92024	760-452-2451	Proprietary Trading
TJM Investments, LLC	NA	NA	NA	NA	3/11/2013	NA	Member TPH	318 W Adams Street 9th Floor Chicago, IL 60606	312-432-5100	Floor Broker, Transact Business with the Public
TOR Brokerage LLC	8/23/2021	8/23/2021	8/23/2021	8/23/2021	NA	NA	Member TPH	9019 Old River Road North Bergen, NJ 07047	201-941-0002	ATS
Tradebot Systems, Inc.	8/18/2008	9/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116	816-285-6400	Proprietary Trading
TradePro Securities Inc.	2/19/2020	2/19/2020	2/19/2020	2/19/2020	NA	NA	Member TPH	2307 Douglas Road, Suite 301 Miami, FL 33145	631-804-0396	Public Customer Business
TradeStation Securities, Inc.	8/18/2008	9/1/2010	5/25/2010	5/25/2010	NA	NA	Member TPH	8050 SW 10th Street Suite 2000 Plantation, FL 33324	954-652-7900	Market Maker
TradeZero America Inc.	NA	NA	NA	9/14/2021	NA	NA	Member TPH	68 34th Street, #B513 Brooklyn, NY 11232	718-7409-4925	Public Customer Business
TRC Helepolis, Ltd.	12/11/2009	NA	NA	NA	NA	NA	Sponsored Participant	377 Broadway 11th Floor New York, NY 10013	646-472-1792	Proprietary Trading
TRC Markets LLC	4/13/2017	4/13/2017	4/13/2017	4/13/2017	NA	NA	Member TPH	710 Johnnie Dodds Boulevard Suite 300 Mt. Pleasant, SC 29464	917-388-8644	Agency
Tudor, Pickering, Holt & Co. Securities, Inc.	8/18/2008	10/17/2011	NA	NA	NA	NA	Member TPH	1111 Bagby Suite 4900 Houston, TX 77002	713-333-7100	Agency
Two Sigma Investments, LLC	9/1/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary Trading
Two Sigma Partners Master Fund, Ltd.	3/2/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary Trading
Two Sigma Securities, LLC	7/1/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Proprietary Trading
Two Sigma Securities, LLC	10/1/2009	10/5/2010	5/27/2010	5/27/2010	9/15/2017	7/18/2018	Member TPH	100 Avenue of the Americas 19th Floor New York, NY 10013	212-625-5700	Market Maker, Broker
UBS Financial Services Inc.	NA	NA	NA	NA	12/11/1972	NA	Member TPH	1200 Harbor Boulevard Weehawken, NJ 07086	201-352-3000	Clearing, Transact Business with the Public
UBS Securities LLC	10/15/2008	10/1/2010	4/12/2010	4/12/2010	10/1/1998	10/8/2010	Member TPH	1285 Avenue of the Americas New York, NY 10019	203-719-3000	Clearing, Proprietary Trading, Transact Business with the Public
Ultraviolet Securities LLC	6/17/2019	6/17/2019	6/17/2019	6/17/2019	NA	NA	Sponsored Participant	151 Bodman Place Suite 301 Red Bank, NJ 07701	732-450-7462	Proprietary Trading
Ultraviolet Securities LLC	10/24/2019	10/24/2019	10/24/2019	10/24/2019	NA	NA	Sponsored Participant	151 Bodman Place Suite 301 Red Bank, NJ 07701	732-450-7462	Proprietary Trading

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Vanaheim Securities, LLC	NA	NA	NA	NA	6/1/2022	NA	Member TPH	425 S Financial Place Suite 3200 Chicago, IL 60605	312-379-0202	Market Maker
Velocity Capital, LLC	NA	NA	NA	NA	11/5/2021	NA	Member TPH	100 Wall Street Suite 502 New York, NY 10005	646-568-2855	Clearing, Proprietary Trading
Velocity Clearing, LLC	10/3/2011	12/27/2011	5/17/2011	5/17/2011	NA	NA	Member TPH	70 Hudson Street Hoboken, NJ 07030	201-706-7157	Clearing Services
Velox Clearing LLC	9/5/2019	9/5/2019	9/5/2019	9/5/2019	NA	NA	Member TPH	2400 E. Katella Ave Suite 725 Anaheim, CA 92806	949-352-4694	Clearing Services
Verition Fund Management LLC	10/21/2019	10/21/2019	10/21/2019	10/21/2019	NA	NA	Sponsored Participant	1 American Lane Greenwich, CT 06831	203-742-7711	Proprietary Trading
ViewTrade Securities, Inc.	8/18/2008	11/15/2010	6/10/2010	6/10/2010	NA	NA	Member TPH	7280 W Palmetto Park Road Suite 310 Boca Raton, FL 33433	561-620-0306	Agency
Virtu Americas LLC	9/15/2009	10/14/2010	1/3/2011	1/3/2011	9/18/2009	3/17/2011	Member TPH	300 Vesey Street New York, NY 10282	646-682--6000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Vision Financial Markets LLC	4/1/2009	11/15/2010	7/13/2012	7/13/2012	12/11/2006	NA	Member TPH	120 Long Ridge Road 3 North Stamford, CT 06902	203-388-2700	Clearing, Transact Business with the Public
Volant Liquidity, LLC	4/15/2011	NA	NA	5/27/2010	2/1/2010	3/23/2011	Member TPH	250 Vesey Street Suite 2601 New York, NY 10281	646-804-7900	Market Maker, Order Flow Provider, Brokerage
Wall Street Access	11/3/2008	10/17/2011	5/27/2010	5/27/2010	NA	NA	Member TPH	17 Battery Place 11th Floor New York, NY 10004	212-709-9400	Agency
Walleye Trading LLC	12/1/2008	11/12/2010	NA	4/17/2018	6/1/2006	7/12/2021	Member TPH	2800 Niagara Lane North Plymouth, MN 55447	952-345-6623	Proprietary Trading, Market Maker
Webull Financial LLC	NA	NA	NA	3/1/2021	NA	NA	Member TPH	44 Wall Street, Suite 501 New York, NY 10005	917-725-2408	Public Customer Business
Wedbush Securities Inc.	8/18/2008	9/1/2010	5/27/2010	5/27/2010	2/23/2012	3/8/2012	Member TPH	1000 Wilshire Boulevard Suite 900 Los Angeles, CA 90017	213-688-8090	Clearing
Wells Fargo Clearing Services, LLC	7/1/2016	NA	NA	NA	11/14/2016	NA	Member TPH	One N Jefferson Avenue Mail Code: H0004-050 St. Louis, MO 63103	314-875-3000	Clearing, Transact Business with the Public
Wells Fargo Securities, LLC	8/18/2008	10/11/2010	6/9/2010	6/9/2010	4/1/2014	4/1/2014	Member TPH	550 S Tryon Street, 6th Floor D1086-060 Charlotte, NC 28202	704-410-1913	Clearing, Proprietary Trading
Wolverine Execution Services, LLC	8/18/2008	10/19/2010	5/14/2010	5/14/2010	3/1/2006	9/24/2010	Member TPH	175 W Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-4000	Clearing, Floor Broker, Transact Business with the Public, Brokerage

Exhibit N

Exhibit Request: Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**

2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**

3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g., Rule 12a-6); and**

4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

Response:

Attached is a schedule showing the information requested by this Exhibit as of June 7, 2022.

All securities that trade through the Cboe BZX Exchange System are "NMS stocks," as such term is defined in Rule 600(b)(47) of Regulation NMS. The Exchange currently lists 572 securities, all of which are exchange-traded products (ETPs) or exchange-traded notes (ETNs). The remaining securities traded on the Exchange are traded pursuant to unlisted trading privileges. The Exchange allows trading of Nasdaq National Market and Nasdaq Capital Market securities (both "Nasdaq securities" as defined in Rule 600(b)(41) of Regulation NMS) through Cboe BZX Exchange, Inc. The Exchange also allows trading of exchange-traded securities, as defined in Rule 600(b)(25) of Regulation NMS, including ETFs.

Symbol	Description
Attachment to Exhibit N: Primary Listed Securities on Cboe BZX Exchange, Inc. as of June 7, 2022	
AAAU	Goldman Sachs Physical Gold ETF Shares
ACIO	APTUS COLLARED INCOME OPPORTUNITY ETF
ACSI	American Customer Satisfaction ETF
ACWV	iShares MSCI Global Min Vol Factor ETF
ADFI	Anfield Dynamic Fixed Income ETF
ADME	Aptus Drawdown Managed Equity ETF
AESR	Anfield U.S. Equity Sector Rotation ETF
AFIF	Anfield Universal Fixed Income ETF
AGT	iShares MSCI Argentina and Global Exposure ETF
ALFA	AlphaClone Alternative Alpha ETF
AMER	Emles Made in America ETF
APRZ	TrueShares Structured Outcome (April) ETF
APXH	APEX HealthCare ETF
ARCM	Arrow Reserve Capital Management ETF
ARKG	ARK Genomic Revolution ETF
ARKQ	ARK Autonomous Technology & Robotics ETF
ARKX	ARK Space Exploration & Innovation ETF
ATMP	iPath Select MLP ETN
AUGZ	TrueShares Structured Outcome (August) ETF
AVDG	AVDR US LargeCap ESG ETF
AVDR	AVDR US LargeCap Leading ETF
BALT	Innovator Defined Wealth Shield ETF
BAPR	Innovator U.S. Equity Buffer ETF - April
BAUG	Innovator U.S. Equity Buffer ETF - August
BBAX	JPMorgan BetaBuilders Developed Asia Pacific-ex Japan ETF
BBCA	JPMorgan BetaBuilders Canada ETF
BBEU	JPMorgan BetaBuilders Europe ETF
BBIN	JPMorgan BetaBuilders International Equity ETF
BBJP	JPMorgan BetaBuilders Japan ETF
BBRE	JPMorgan BetaBuilders MSCI U.S. REIT ETF
BBSA	JPMorgan BetaBuilders 1-5 Year U.S. Aggregate Bond ETF
BBUS	JPMorgan BetaBuilders U.S. Equity ETF
BDEC	Innovator U.S. Equity Buffer ETF - December
BFEB	Innovator U.S. Equity Buffer ETF - February
BGLD	FT Cboe Vest Gold Strategy Quarterly Buffer ETF
BJAN	Innovator U.S. Equity Buffer ETF - January
BJUL	Innovator U.S. Equity Buffer ETF - July
BJUN	Innovator U.S. Equity Buffer ETF - June
BLDG	Cambria Global Real Estate ETF
BLKC	Invesco Alerian Galaxy Blockchain Users and Decentralized Commerce ETF
BMAR	Innovator U.S. Equity Buffer ETF - March
BMAY	Innovator U.S. Equity Buffer ETF - May
BNOV	Innovator U.S. Equity Buffer ETF - November
BOB	Merlyn.AI Best-of-Breed Core Momentum ETF

BOCT	Innovator U.S. Equity Buffer ETF - October
BOSS	Global X Founder-Run Companies ETF
BSEP	Innovator U.S. Equity Buffer ETF - September
BUFB	Innovator Laddered Allocation Buffer ETF
BUFD	FT Cboe Vest Fund of Deep Buffer ETFs
BUFF	Innovator Laddered Allocation Power Buffer ETF
BUFG	FT Cboe Vest Buffered Allocation Growth ETF
BUFR	FT Cboe Vest Fund of Buffer ETFs
BUFT	FT Cboe Vest Buffered Allocation Defensive ETF
BUYZ	Franklin Disruptive Commerce ETF
CALF	Pacer US Small Cap Cash Cows 100 ETF
CBOE	Cboe Global Markets
CEFS	Saba Closed-End Funds ETF
CEMB	iShares J.P. Morgan EM Corporate Bond ETF
CFCV	ClearBridge Focus Value ESG ETF
CLSE	Convergence Long/Short Equity ETF
CNYA	iShares MSCI China A ETF
COWZ	Pacer US Cash Cows 100 ETF
CSM	ProShares Large Cap Core Plus
CTRU	ARK Transparency ETF
CVAR	Cultivar ETF
DALT	Anfield Diversified Alternatives ETF
DAPR	FT Cboe Vest U.S. Equity Deep Buffer ETF - April
DAUG	FT Cboe Vest U.S. Equity Deep Buffer ETF - August
DBJA	Innovator Double Stacker 9 Buffer ETF - January
DBOC	Innovator Double Stacker 9 Buffer ETF - October
DDEC	FT Cboe Vest U.S. Equity Deep Buffer ETF - December
DDLS	WisdomTree Dynamic Currency Hedged International SmallCap Equity Fund
DDWM	WisdomTree Dynamic Currency Hedged International Equity Fund
DECZ	TrueShares Structured Outcome (December) ETF
DFEB	FT Cboe Vest U.S. Equity Deep Buffer ETF - February
DFHY	Donoghue Forlines Tactical High Yield ETF
DFIC	Dimensional International Core Equity 2 ETF
DFIS	Dimensional International Small Cap ETF
DFND	Siren DIVCON Dividend Defender ETF
DFNL	Davis Select Financial ETF
DFNV	Donoghue Forlines Risk Managed Innovation ETF
DFRA	Donoghue Forlines Yield Enhanced Real Asset ETF
DIHP	Dimensional International High Profitability ETF
DINT	Davis Select International ETF
DISV	Dimensional International Small Cap Value ETF
DIVB	iShares U.S. Dividend and Buyback ETF
DJAN	FT Cboe Vest U.S. Equity Deep Buffer ETF - January
DJUL	FT Cboe Vest U.S. Equity Deep Buffer ETF - July
DJUN	FT Cboe Vest U.S. Equity Deep Buffer ETF - June
DMAR	FT Cboe Vest U.S. Equity Deep Buffer ETF - March
DMAY	FT Cboe Vest U.S. Equity Deep Buffer ETF - May

DNOV	FT Cboe Vest U.S. Equity Deep Buffer ETF - November
DOCT	FT Cboe Vest U.S. Equity Deep Buffer ETF - October
DRSK	Aptus Defined Risk ETF
DSEP	FT Cboe Vest U.S. Equity Deep Buffer ETF - September
DSJA	Innovator Double Stacker ETF - January
DSOC	Innovator Double Stacker ETF - October
DUDE	Merlyn.AI SectorSurfer Momentum ETF
DURA	VanEck Morningstar Durable Dividend ETF
DUSA	Davis Select U.S. Equity ETF
DWLD	Davis Select Worldwide ETF
EAOA	iShares ESG Aware Aggressive Allocation ETF
EAOK	iShares ESG Aware Conservative Allocation ETF
EAOM	iShares ESG Aware Moderate Allocation ETF
EAOR	iShares ESG Aware Growth Allocation ETF
ECH	iShares MSCI Chile ETF
EDEN	iShares MSCI Denmark ETF
EEMV	iShares MSCI Emerging Markets Min Vol Factor ETF
EFAD	ProShares MSCI EAFE Dividend Growers ETF
EFAV	iShares MSCI EAFE Min Vol Factor ETF
EFG	iShares MSCI EAFE Growth ETF
EFNL	iShares MSCI Finland ETF
EFV	iShares MSCI EAFE Value ETF
EGIS	2ndVote Society Defended ETF
EMDV	ProShares MSCI Emerging Markets Dividend Growers ETF
EMGF	iShares MSCI Emerging Markets Multifactor ETF
EMHY	iShares J.P. Morgan EM High Yield Bond ETF
EMTL	SPDR DoubleLine Emerging Markets Fixed Income ETF
ENOR	iShares MSCI Norway ETF
EOPS	Emles Alpha Opportunities ETF
EPRF	Innovator S&P Investment Grade Preferred ETF
ESCR	Xtrackers Bloomberg US Investment Grade Corporate ESG ETF
ESEB	Xtrackers J.P. Morgan ESG Emerging Markets Sovereign ETF
ESG	FlexShares STOXX US ESG Select Index Fund
ESGG	FlexShares STOXX Global ESG Select Index Fund
ESGV	Vanguard ESG U.S. Stock ETF
ESHY	Xtrackers J.P. Morgan ESG USD High Yield Corporate Bond ETF
ESML	iShares ESG Aware MSCI USA Small-Cap ETF
EUCG	Euclid Capital Growth ETF
EUDV	ProShares MSCI Europe Dividend Growers ETF
EWGS	iShares MSCI Germany Small-Cap ETF
EWUS	iShares MSCI United Kingdom Small-Cap ETF
EYLD	Cambria Emerging Shareholder Yield ETF
EZU	iShares MSCI Eurozone ETF
FAIL	Cambria Global Tail Risk ETF
FAPR	FT Cboe Vest U.S. Equity Buffer ETF - April
FAUG	FT Cboe Vest U.S. Equity Buffer ETF - August
FBCG	Fidelity Blue Chip Growth ETF

FBCV	Fidelity Blue Chip Value ETF
FCLD	Fidelity Cloud Computing ETF
FCPI	Fidelity Stocks for Inflation ETF
FCTR	First Trust Lunt U.S. Factor Rotation ETF
FDEC	FT Cboe Vest U.S. Equity Buffer ETF - December
FDEM	Fidelity Emerging Markets Multifactor ETF
FDEV	Fidelity International Multifactor ETF
FDG	American Century Focused Dynamic Growth ETF
FDHT	Fidelity Digital Health ETF
FDRV	Fidelity Electric Vehicles and Future Transportation ETF
FEBZ	TrueShares Structured Outcome (February) ETF
FEDX	Emles Federal Contractors ETF
FFEB	FT Cboe Vest U.S. Equity Buffer ETF - February
FFHG	Formula Folios Hedged Growth ETF
FFSG	FormulaFolios Smart Growth ETF
FFTG	FormulaFolios Tactical Growth ETF
FFTI	FormulaFolios Tactical Income ETF
FGRO	Fidelity Growth Opportunities ETF
FIBR	iShares U.S. Fixed Income Balanced Risk Factor ETF
FJAN	FT Cboe Vest U.S. Equity Buffer ETF - January
FJUL	FT Cboe Vest U.S. Equity Buffer ETF - July
FJUN	FT Cboe Vest U.S. Equity Buffer ETF - June
FLBL	Franklin Liberty Senior Loan ETF
FLDR	Fidelity Low Duration Bond Factor ETF
FLHY	Franklin Liberty High Yield Corporate ETF
FLIA	Franklin Liberty International Aggregate Bond ETF
FLOT	iShares Floating Rate Bond ETF
FLQL	Franklin LibertyQ U.S. Equity ETF
FLQM	Franklin LibertyQ U.S. Mid Cap Equity ETF
FLQS	Franklin LibertyQ U.S. Small Cap Equity ETF
FLTN	Rareview Inflation/Deflation ETF
FLV	American Century Focused Large Cap Value ETF
FMAG	Fidelity Magellan ETF
FMAR	FT Cboe Vest U.S. Equity Buffer ETF - March
FMAY	FT Cboe Vest U.S. Equity Buffer ETF - May
FMIL	Fidelity New Millennium ETF
FNOV	FT Cboe Vest U.S. Equity Buffer ETF - November
FOCT	FT Cboe Vest U.S. Equity Buffer ETF - October
FOMO	FOMO ETF
FPAG	FPA Global Equity ETF
FPFD	Fidelity Preferred Securities & Income ETF
FPRO	Fidelity Real Estate Investment ETF
FRDM	Freedom 100 Emerging Markets ETF
FRNW	Fidelity Clean Energy ETF
FSEP	FT Cboe Vest U.S. Equity Buffer ETF - September
FSMO	Fidelity Small-Mid Cap Opportunities ETF
FUNL	CornerCap Fundametrics Large-Cap ETF

FYLD	Cambria Foreign Shareholder Yield ETF
GAA	Cambria Global Asset Allocation ETF
GCLN	Goldman Sachs Bloomberg Clean Energy Equity ETF
GCOW	Pacer Global Cash Cows Dividend ETF
GDE	WisdomTree Efficient Gold Plus Equity Strategy Fund
GDMN	WisdomTree Efficient Gold Plus Gold Miners Strategy Fund
GEMD	Goldman Sachs Access Emerging Markets USD Bond ETF
GHTA	Goose Hollow Tactical Allocation ETF
GHYG	iShares US & Intl High Yield Corp Bond ETF
GLDB	Strategy Shares Gold-Hedged Bond ETF
GLOV	Goldman Sachs ActiveBeta World Low Vol Plus Equity ETF
GMOM	Cambria Global Momentum ETF
GOVT	iShares U.S. Treasury Bond ETF
GOVZ	iShares 25+ Year Treasury STRIPS Bond ETF
GPAL	Goldman Sachs ActiveBeta Paris-Aligned Climate U.S. Large Cap Equity ETF
GSEE	Goldman Sachs MarketBeta Emerging Markets Equity ETF
GSEW	Goldman Sachs Equal Weight U.S. Large Cap Equity ETF
GSID	Goldman Sachs MarketBeta International Equity ETF
GSST	Goldman Sachs Access Ultra Short Bond ETF
GSUS	Goldman Sachs MarketBeta U.S. Equity ETF
GTIP	Goldman Sachs Access Inflation Protected USD Bond ETF
GVAL	Cambria Global Value ETF
GVI	iShares Intermediate Government/Credit Bond ETF
HAUS	Home Appreciation U.S. REIT ETF
HCRB	Hartford Core Bond ETF
HEEM	iShares Currency Hedged MSCI Emerging Markets ETF
HEET	Hartford Schroders ESG US Equity ETF
HEFA	iShares Currency Hedged MSCI EAFE ETF
HEGD	Swan Hedged Equity US Large Cap ETF
HELX	Franklin Genomic Advancements ETF
HFGO	Hartford Large Cap Growth ETF
HSRT	Hartford Short Duration ETF
HSUN	Hartford Sustainable Income ETF
HYBL	SPDR Blackstone High Income ETF
HYD	VanEck High Yield Muni ETF
HYDB	iShares High Yield Bond Factor ETF
HYHG	ProShares High Yield-Interest Rate Hedged ETF
HYIN	WisdomTree Alternative Income Fund
HYMU	BlackRock High Yield Muni Income Bond ETF
HYXU	iShares International High Yield Bond ETF
IAGG	iShares Core International Aggregate Bond Fund
IAUF	iShares Gold Strategy ETF
IBHB	iShares iBonds 2022 Term High Yield and Income ETF
IBHC	iShares iBonds 2023 Term High Yield and Income ETF
IBHD	iShares iBonds 2024 Term High Yield and Income ETF
IBHE	iShares iBonds 2025 Term High Yield and Income ETF
IBHF	iShares iBonds 2026 Term High Yield and Income ETF

IBHG	iShares iBonds 2027 Term High Yield and Income ETF
IBHH	iShares iBonds 2028 Term High Yield and Income ETF
IBHI	iShares iBonds 2029 Term High Yield and Income ETF
IBML	iShares iBonds Dec 2023 Term Muni Bond ETF
IBMM	iShares iBonds Dec 2024 Term Muni Bond ETF
IBMN	iShares iBonds Dec 2025 Term Muni Bond ETF
IBMO	iShares iBonds Dec 2026 Term Muni Bond ETF
IBMP	iShares iBonds Dec 2027 Term Muni Bond ETF
IBMQ	iShares iBonds Dec 2028 Term Muni Bond ETF
ICF	iShares Cohen & Steers REIT ETF
ICOW	Pacer Developed Markets International Cash Cows 100 ETF
ICSH	BlackRock Ultra Short-Term Bond ETF
ICVT	iShares Convertible Bond ETF
IDHD	Invesco S&P International Developed High Dividend Low Volatility ETF
IDME	International Drawdown Managed Equity ETF
IDV	iShares International Select Dividend ETF
IECS	iShares Evolved U.S. Consumer Staples ETF
IEDI	iShares Evolved U.S. Discretionary Spending ETF
IEFA	iShares Core MSCI EAFE ETF
IEFN	iShares Evolved U.S. Financials ETF
IEHS	iShares Evolved U.S. Healthcare Staples ETF
IEIH	iShares Evolved U.S. Innovative Healthcare ETF
IEME	iShares Evolved U.S. Media and Entertainment ETF
IEO	iShares U.S. Oil & Gas Exploration & Production ETF
IETC	iShares Evolved U.S. Technology ETF
IFRA	iShares U.S. Infrastructure ETF
IGE	iShares North American Natural Resources ETF
IGEB	iShares Investment Grade Bond Factor ETF
IGHG	ProShares Investment Grade-Interest Rate Hedged
IGLD	FT Cboe Vest Gold Strategy Target Income ETF
IGRO	iShares International Dividend Growth ETF
IGV	iShares Expanded Tech-Software Sector ETF
IMFL	Invesco International Developed Dynamic Multifactor ETF
IMLP	iPath S&P MLP ETN
IMOM	Alpha Architect International Quantitative Momentum ETF
INDA	iShares MSCI India ETF
IPDP	Dividend Performers ETF
IPPP	Preferred-Plus ETF
IQDG	WisdomTree International Quality Dividend Growth Fund
IQM	Franklin Intelligent Machines ETF
ISVL	iShares International Developed Small Cap Value Factor ETF
ITA	iShares U.S. Aerospace & Defense ETF
ITB	iShares U.S. Home Construction ETF
ITM	VanEck Intermediate Muni ETF
IVAL	Alpha Architect International Quantitative Value ETF
IVDG	Invesco Focused Discovery Growth ETF
IVLC	Invesco US Large Cap Core ESG ETF

IVRA	Invesco Real Assets ESG ETF
IVSG	Invesco Select Growth ETF
IYJ	iShares U.S. Industrials ETF
IYLD	iShares Morningstar Multi-Asset Income ETF
IYT	iShares U.S. Transportation ETF
IYZ	iShares U.S. Telecommunications ETF
IZRL	ARK Israel Innovative Technology ETF
JANZ	TrueShares Structured Outcome (January) ETF
JBBB	Janus Henderson B-BBB CLO ETF
JCPB	JPMorgan Core Plus Bond ETF
JCPI	JPMorgan Inflation Managed Bond ETF
JEMA	JPMorgan ActiveBuilders Emerging Markets Equity ETF
JMST	JPMorgan Ultra-Short Municipal Income ETF
JMUB	JPMorgan Municipal ETF
JPHY	JPMorgan High Yield Research Enhanced ETF
JPIB	JPMorgan International Bond Opportunities ETF
JPST	JPMorgan Ultra-Short Income ETF
JULZ	TrueShares Structured Outcome (July) ETF
JUNZ	TrueShares Structured Outcome (June) ETF
KAPR	Innovator U.S. Small Cap Power Buffer ETF - April
KJAN	Innovator U.S. Small Cap Power Buffer ETF - January
KJUL	Innovator U.S. Small Cap Power Buffer ETF - July
KNG	FT Cboe Vest S&P 500 Dividend Aristocrats Target Income ETF
KNGS	UPHOLDINGS Compound Kings ETF
KOCT	Innovator U.S. Small Cap Power Buffer ETF - October
KWT	iShares MSCI Kuwait ETF
LEAD	Siren DIVCON Leaders Dividend ETF
LIV	Emles @Home ETF
LKOR	FlexShares Credit-Scored US Long Corporate Bond Index Fund
LQDI	iShares Inflation Hedged Corporate Bond ETF
LUXE	Emles Luxury Goods ETF
LVHI	Legg Mason International Low Volatility High Dividend ETF
LYFE	2ndVote Life Neutral Plus ETF
MAAX	VanEck Muni Allocation ETF
MAGA	Point Bridge GOP Stock Tracker ETF
MAMB	Monarch Ambassador Income ETF
MARZ	TrueShares Structured Outcome (March) ETF
MAYZ	TrueShares Structured Outcome (May) ETF
MBBB	VanEck Moody's Analytics BBB Corporate Bond ETF
MBCC	Monarch Blue Chips Core ETF
MBND	SPDR Nuveen Municipal Bond ETF
MBNE	SPDR Nuveen Municipal Bond ESG ETF
MDEV	First Trust Indxx Medical Devices ETF
MEAR	BlackRock Short Maturity Municipal Bond ETF
MFUL	Mindful Conservative ETF
MIG	VanEck Moody's Analytics IG Corporate Bond ETF
MINN	Mairs & Power Minnesota Municipal Bond ETF

MLN	VanEck Long Muni ETF
MOAT	VanEck Morningstar Wide Moat ETF
MOHR	Mohr Growth ETF
MOTE	VanEck Morningstar ESG Moat ETF
MOTG	VanEck Morningstar Global Wide Moat ETF
MOTI	VanEck Morningstar International Moat ETF
MPRO	Monarch ProCap ETF
MRGR	ProShares Merger ETF
MRSK	Toews Agility Shares Managed Risk ETF
MSMR	McElhenny Sheffield Managed Risk ETF
MSTB	LHA Market State Tactical Beta ETF
MSTQ	LHA Market State Tactical Q ETF
MSVX	LHA Market State Alpha Seeker ETF
MTUM	iShares MSCI USA Momentum Factor ETF
NAPR	Innovator Growth-100 Power Buffer ETF - April
NEAR	BlackRock Short Maturity Bond ETF
NETZ	Engine No. 1 Transform Climate ETF
NJAN	Innovator Growth-100 Power Buffer ETF - January
NJUL	Innovator Growth-100 Power Buffer ETF - July
NOBL	ProShares S&P 500 Dividend Aristocrats ETF
NOCT	Innovator Growth-100 Power Buffer ETF- October
NOVZ	TrueShares Structured Outcome (November) ETF
NUDM	Nuveen ESG International Developed Markets Equity ETF
NUDV	Nuveen ESG Dividend ETF
NUEM	Nuveen ESG Emerging Markets Equity ETF
NULC	Nuveen ESG Large-Cap ETF
NULG	Nuveen ESG Large-Cap Growth ETF
NULV	Nuveen ESG Large-Cap Value ETF
NUMG	Nuveen ESG Mid-Cap Growth ETF
NUMV	Nuveen ESG Mid-Cap Value ETF
NURE	Nuveen Short-Term REIT ETF
NUSC	Nuveen ESG Small-Cap ETF
OBND	SPDR Loomis Sayles Opportunistic Bond ETF
OCTZ	TrueShares Structured Outcome (October) ETF
OEUR	O'Shares Europe Quality Dividend ETF
OGIG	O'Shares Global Internet Giants ETF
OILK	ProShares K-1 Free Crude Oil Strategy ETF
OMFL	Invesco Russell 1000 Dynamic Multifactor ETF
OMFS	Invesco Russell 2000 Dynamic Multifactor ETF
OSCV	Opus Small Cap Value ETF
OUSA	O'Shares U.S. Quality Dividend ETF
OUSM	O'Shares U.S. Small-Cap Quality Dividend ETF
PAPR	Innovator U.S. Equity Power Buffer ETF - April
PAUG	Innovator U.S. Equity Power Buffer ETF - August
PAVE	Global X U.S. Infrastructure Development ETF
PAWZ	ProShares Pet Care ETF
PBDM	Invesco PureBeta FTSE Developed ex-North America ETF
PBEE	Invesco PureBeta FTSE Emerging Markets ETF
PBND	Invesco PureBeta US Aggregate Bond ETF

PBSM	Invesco PureBeta MSCI USA Small Cap ETF
PBTP	Invesco PureBeta 0-5 Yr US TIPS ETF
PBUS	Invesco PureBeta MSCI USA ETF
PDEC	Innovator U.S. Equity Power Buffer ETF - December
PEX	Proshares Global Listed Private Equity ETF
PFEB	Innovator U.S. Equity Power Buffer ETF - February
PICK	iShares MSCI Global Metals & Mining Producers ETF
PJAN	Innovator U.S. Equity Power Buffer ETF - January
PJUL	Innovator U.S. Equity Power Buffer ETF - July
PJUN	Innovator U.S. Equity Power Buffer ETF - June
PLRG	Principal U.S. Large-Cap Adaptive Multi-Factor ETF
PLTL	Principal U.S. Small-Cap Adaptive Multi-Factor ETF
PMAR	Innovator U.S. Equity Power Buffer ETF - March
PMAY	Innovator U.S. Equity Power Buffer ETF - May
PNOV	Innovator U.S. Equity Power Buffer ETF - November
POCT	Innovator U.S. Equity Power Buffer ETF - October
PRNT	The 3D Printing ETF
PSCJ	Pacer Swan SOS Conservative (July) ETF
PSCQ	Pacer Swan SOS Conservative (October) ETF
PSCW	Pacer Swan SOS Conservative (April) ETF
PSCX	Pacer Swan SOS Conservative (January) ETF
PSEP	Innovator U.S. Equity Power Buffer ETF - September
PSFD	Pacer Swan SOS Flex (January) ETF
PSFF	Pacer Swan SOS Fund of Funds ETF
PSFJ	Pacer Swan SOS Flex (July) ETF
PSFM	Pacer Swan SOS Flex (April) ETF
PSFO	Pacer Swan SOS Flex (October) ETF
PSMB	Invesco Balanced Multi-Asset Allocation ETF
PSMC	Invesco Conservative Multi-Asset Allocation ETF
PSMD	Pacer Swan SOS Moderate (January) ETF
PSMG	Invesco Growth Multi-Asset Allocation ETF
PSMJ	Pacer Swan SOS Moderate (July) ETF
PSMM	Invesco Moderately Conservative Multi-Asset Allocation ETF
PSMO	Pacer Swan SOS Moderate (October) ETF
PSMR	Pacer Swan SOS Moderate (April) ETF
PTEU	Pacer TrendpilotTM European Index ETF
PTLC	Pacer Trendpilot US Large Cap ETF
PTMC	Pacer Trendpilot US Mid Cap ETF
PTNQ	PACER FDS TR TRENDP 100 ETF
PUNK	Subversive Metaverse ETF
PWS	Pacer WealthShield ETF
PXUS	Principal International Adaptive Multi-Factor ETF
QCON	American Century Quality Convertible Securities ETF
QDEC	FT Cboe Vest Nasdaq-100 Buffer ETF - December
QJUN	FT Cboe Vest Nasdaq-100 Buffer ETF - June
QLC	FlexShares US Quality Large Cap Index Fund
QMAR	FT Cboe Vest Nasdaq-100 Buffer ETF - March
QMOM	Alpha Architect U.S. Quantitative Momentum ETF
QPFF	American Century Quality Preferred ETF

QSPT	FT Cboe Vest Nasdaq-100 Buffer ETF - September
QTAP	Innovator Growth Accelerated Plus ETF - April
QTJA	Innovator Growth Accelerated Plus ETF - January
QTJL	Innovator Growth Accelerated Plus ETF - July
QTOC	Innovator Growth Accelerated Plus ETF - October
QUAL	iShares MSCI USA Quality Factor ETF
QVAL	Alpha Architect U.S. Quantitative Value ETF
RDFI	Rareview Dynamic Fixed Income ETF
REC	Emles Real Estate Credit ETF
REGL	ProShares S&P MidCap 400 Dividend Aristocrats ETF
REM	iShares Mortgage Real Estate ETF
RESD	WisdomTree International ESG Fund
RESE	WisdomTree Emerging Markets ESG Fund
ROCI	ROC ETF
RODE	Hartford Multifactor Diversified International ETF
RODI	iPath Return on Disability ETN
ROMO	Strategy Shares Newfound/ReSolve Robust Momentum ETF
RPHS	Regents Park Hedged Market Strategy ETF
RSEE	Rareview Systematic Equity ETF
RSX	VanEck Russia ETF
RSXJ	VanEck Russia Small-Cap ETF
RTAI	Rareview Tax Advantaged Income ETF
RULE	Adaptive Core ETF
RYLD	Global X Russell 2000 Covered Call ETF
SATO	Invesco Alerian Galaxy Crypto Economy ETF
SECT	Main Sector Rotation ETF
SEIM	SEI Enhanced U.S. Large Cap Momentum Factor ETF
SEIQ	SEI Enhanced U.S. Large Cap Quality Factor ETF
SEIV	SEI Enhanced U.S. Large Cap Value Factor ETF
SELV	SEI Enhanced Low Volatility U.S. Large Cap ETF
SEPZ	TrueShares Structured Outcome (September) ETF
SFIG	WisdomTree U.S. Short Term Corporate Bond Fund
SHAG	WisdomTree Yield Enhanced U.S. Short-Term Aggregate Bond Fund
SHYD	VanEck Short High Yield Muni ETF
SLVP	iShares MSCI Global Silver and Metals Miners ETF
SMB	VanEck Short Muni ETF
SMDV	ProShares Russell 2000 Dividend Growers ETF
SMI	VanEck HIP Sustainable Muni ETF
SMIN	iShares MSCI India Small-Cap ETF
SMMD	iShares Russell 2500 ETF
SMMV	iShares MSCI USA Small-Cap Min Vol Factor ETF
SPMV	Invesco S&P 500 Minimum Variance ETF
STLG	iShares Factors US Growth Style ETF
STLV	iShares Factors US Value Style ETF
STOT	SPDR DoubleLine Short Duration Total Return Tactical ETF
SVAL	iShares US Small Cap Value Factor ETF
SVIX	-1x Short VIX Futures ETF
SVXY	ProShares Short VIX Short-Term Futures ETF
SYLD	Cambria Shareholder Yield ETF

TAIL	Cambria Tail Risk ETF
TBJL	Innovator 20+ Year Treasury Bond 9 Buffer ETF - July
TCTL	Premise Capital Diversified Tactical ETF
TDV	ProShares S&P Global Technology Dividend Aristocrats ETF
TFJL	Innovator 20+ Year Treasury Bond 5 Floor ETF - July
THY	Toews Agility Shares Dynamic Tactical Income ETF
TILT	FlexShares Morningstar US Market Factor Tilt Index Fund
TMAT	Main Thematic Innovation ETF
TMDV	ProShares Russell US Dividend Growers ETF
TMFC	Motley Fool 100 Index ETF
TMFG	Motley Fool Global Opportunities ETF
TMFM	Motley Fool Mid-Cap Growth ETF
TMFS	Motley Fool Small-Cap Growth ETF
TOKE	Cambria Cannabis ETF
TRDF	The NextGen Trend and Defend ETF
TRTY	Cambria Trinity ETF
TSJA	Innovator Triple Stacker ETF - January
TSOC	Innovator Triple Stacker ETF - October
TTAC	FCF US Quality ETF
TTAI	FCF International Quality ETF
TYA	Simplify Risk Parity Treasury ETF
UAPR	Innovator U.S. Equity Ultra Buffer ETF - April
UAUG	Innovator U.S. Equity Ultra Buffer ETF - August
UDEC	Innovator U.S. Equity Ultra Buffer ETF - December
UFEB	Innovator U.S. Equity Ultra Buffer ETF - February
UJAN	Innovator U.S. Equity Ultra Buffer ETF - January
UJUL	Innovator U.S. Equity Ultra Buffer ETF - July
UJUN	Innovator U.S. Equity Ultra Buffer ETF - June
UMAR	Innovator U.S. Equity Ultra Buffer ETF - March
UMAY	Innovator U.S. Equity Ultra Buffer ETF - May
UNOV	Innovator U.S. Equity Ultra Buffer ETF - November
UOCT	Innovator U.S. Equity Ultra Buffer ETF - October
USEP	Innovator U.S. Equity Ultra Buffer ETF - September
USEQ	Invesco Russell 1000 Enhanced Equal Weight ETF
USHY	iShares Broad USD High Yield Corporate Bond ETF
USMF	WisdomTree U.S. Multifactor Fund
USMV	iShares MSCI USA Min Vol Factor ETF
UVIX	2x Long VIX Futures ETF
UVXY	ProShares Ultra VIX Short-Term Futures ETF
VAMO	Cambria Value and Momentum ETF
VCEB	Vanguard ESG U.S. Corporate Bond ETF
VFLQ	Vanguard U.S. Liquidity Factor ETF
VFMF	Vanguard U.S. Multifactor ETF
VFMO	Vanguard U.S. Momentum Factor ETF
VFMV	Vanguard U.S. Minimum Volatility ETF
VFQY	Vanguard U.S. Quality Factor ETF
VFVA	Vanguard U.S. Value Factor ETF
VIRS	Pacer BioThreat Strategy ETF
VIXM	ProShares VIX Mid-Term Futures ETF

VIXY	ProShares VIX Short-Term Futures ETF
VLUE	iShares MSCI USA Value Factor ETF
VMOT	Alpha Architect Value Momentum Trend ETF
VNM	VanEck Vietnam ETF
VOTE	Engine No. 1 Transform 500 ETF
VSGX	Vanguard ESG International Stock ETF
VUSB	Vanguard Ultra-Short Bond ETF
VWID	Virtus WMC International Dividend ETF
VXX	iPath Series B S&P 500 VIX Short-Term Futures ETN
VXZ	iPath Series B S&P 500 VIX Mid-Term Futures ETN
WBAT	WisdomTree Battery Value Chain and Innovation Fund
WDNA	WisdomTree BioRevolution Fund
WEED	Roundhill Cannabis ETF
WFHY	WisdomTree U.S. High Yield Corporate Bond Fund
WFIG	WisdomTree U.S. Corporate Bond Fund
WIL	iPath Women in Leadership ETN
WLDR	Affinity World Leaders Equity ETF
WTAI	WisdomTree Artificial Intelligence and Innovation Fund
WUGI	Esoterica NextG Economy ETF
XBAP	Innovator U.S. Equity Accelerated 9 Buffer ETF - April
XBJA	Innovator U.S. Equity Accelerated 9 Buffer ETF - January
XBJL	Innovator U.S. Equity Accelerated 9 Buffer ETF - July
XBOC	Innovator U.S. Equity Accelerated 9 Buffer ETF - October
XBTF	VanEck Bitcoin Strategy ETF
XDAP	Innovator U.S. Equity Accelerated ETF - April
XDAT	Franklin Exponential Data ETF
XDEC	FT Cboe Vest U.S. Equity Enhance & Moderate Buffer ETF - December
XDJA	Innovator U.S. Equity Accelerated ETF - January
XDJL	Innovator U.S. Equity Accelerated ETF - July
XDOC	Innovator U.S. Equity Accelerated ETF - October
XDQQ	Innovator Growth Accelerated ETF - Quarterly
XDSQ	Innovator U.S. Equity Accelerated ETF - Quarterly
XJH	iShares ESG Screened S&P Mid-Cap ETF
XJR	iShares ESG Screened S&P Small-Cap ETF
XJUN	FT Cboe Vest U.S. Equity Enhance & Moderate Buffer ETF - June
XMPT	VanEck CEF Muni Income ETF
XSHD	Invesco S&P SmallCap High Dividend Low Volatility ETF
XSHQ	Invesco S&P SmallCap Quality ETF
XTAP	Innovator U.S. Equity Accelerated Plus ETF - April
XTJA	Innovator U.S. Equity Accelerated Plus ETF - January
XTJL	Innovator U.S. Equity Accelerated Plus ETF - July
XTOC	Innovator U.S. Equity Accelerated Plus ETF - October
XVOL	Acruence Active Hedge U.S. Equity ETF
XVV	iShares ESG Screened S&P 500 ETF
YDEC	FT Cboe Vest International Equity Buffer ETF - December
YJUN	FT Cboe Vest International Equity Buffer ETF - June
YMAR	FT Cboe Vest International Equity Buffer ETF - March
YPS	Arrow Reverse Cap 500 ETF
YSEP	FT Cboe Vest International Equity Buffer ETF - September

ZECP	Zacks Earnings Consistent Portfolio ETF